ANNUAL REPORT

2004

05052332

RECD S.E.C.
MAY 2 2005
1086

12-31-04



PROCESSED
MAY 0 5 2005
THOMSON
FINANCIAL

STONEPA
Global Logistics

SEC MAIL
RECEIVED
MAY 0 5 2004
PROCESSING
SECTION
WASH. D.C.
152

CONTENTS

Shareholder Letter	01
Stonepath Snapshot	04
Forwarding Success	05
Global Strength	06
10-K	09

MISSION

TO BECOME A LEADING PROVIDER OF GLOBAL INTEGRATED LOGISTICS SOLUTIONS THROUGH A COMMITMENT TO OPERATIONAL EXCELLENCE, INNOVATIVE TECHNOLOGY AND AWARD-WINNING SERVICE.

DEAR SHAREHOLDERS,



01 02 03

Now more than ever, a comprehensive supply chain is essential to the lifeblood of an organization. Corporations around the world, from Fortune 500 businesses to emerging growth companies, now rely on an increasingly complex web of suppliers to deliver goods quickly and cost-effectively to a geographically broadening customer base.

In this new environment, Stonepath is ideally positioned to construct and execute the most complex supply chain solutions. From supporting the delivery of much-needed supplies for the tsunami relief effort to providing expedited transportation for customers' time-critical products, our clients trust us with their most vital functions. We have the worldwide network, service portfolio and the track record supporting some of the world's largest businesses to capitalize on this rapidly expanding opportunity.

In concert with the increasing demands of our loyal customers, we have grown rapidly, absorbing close to 20 companies in under four years. This expansion brought some growing pains in 2004, but I am pleased to report that Stonepath moved swiftly and methodically to deal with these issues. We learned from our mistakes and made the necessary changes to position Stonepath for tremendous future growth and success.

Our top-line growth remained strong in 2004, with revenues up 67 percent and net revenue up 38 percent. We are committed to translating that growth into profitability in 2005 and beyond by expanding our current client relationships, on-boarding profitable new business, reducing costs and improving our transportation margins.

01. Robert Arovas, President 02. Dennis L. Pelino, Chairman 03. Jason Totah, CEO

GLOBAL STRENGTH

Our committed team, from Seattle to Shanghai, from Detroit to Rio de Janeiro, is well positioned to take advantage of ever-increasing levels of global trade. North American businesses are sourcing more products and raw materials offshore, driving demand for smart logistics solutions to achieve time-definite and time-reduced delivery of goods. Our strategy – to acquire and partner with best of class operators in key strategic global markets – is sound. The foundation we have put in place, and the opportunities available to our clients as a result, is powerful. Put simply, we are well positioned to be the provider of choice in the world's fastest growing markets.

For example, China's economy grew more than 9 percent last year, contributing to our thriving operations throughout Asia and elsewhere. There is a great deal of untapped opportunity in Asia and we plan to seize on that in 2005 and beyond, through organic expansion of our operations and targeted acquisitions. Brazil is another beacon for us – the country's economy grew more than 5 percent last year – tremendous expansion by any standard. We are leveraging our operations in Brazil to capitalize on this wealth of new opportunities with key new clients such as American Signature.

GROSS REVENUE



$400
$350
$300
$250
$200
$150
$100
$50
$0
15.6
122.8
220.1
367.1
2001
2002
2003
2004

NET REVENUE



$80
$70
$60
$50
$40
$30
$20
$10
$0
5.6
36.7
62.0
84.7
2001
2002
2003
2004

($ Millions)

LEADERSHIP IN KEY MARKETS

We're proud of supporting some of the most successful U.S.-based companies in retail, automotive, apparel and technology. Our deep portfolio of clients speaks to our overall strategy: focus on exciting markets requiring a creative approach that leads to specialized solutions. Whether we're enabling retail modernization programs for The Home Depot in the U.S. or sourcing from China for Comfort Line Spa Products, our objective is to be an integral part of our customers' business by adding measurable value, consistently. As our clients open new stores, decentralize, launch products, open factories in Pakistan, or focus on getting the latest technology to market first, we value the opportunity to serve as their logistics partner.

Our clients view us as exactly that – a partner, central to their operations. Making sure shipments arrive on time, undamaged and with actionable information is at the core of the Stonepath mission. Our ability to orchestrate product and information flow are key to our success in this truly new world for global logistics solutions.

CREATIVE THINKING

The Stonepath culture is based on thinking creatively – no opportunity is too complex for us to take on. Yet we pride ourselves on our ability to execute like the entrepreneurs we are, adapting quickly to new situations, acting aggressively on behalf of our customers' interests and delivering at record speed.

As enormous consolidation and merger activity continues in our sector, some regional companies can deliver, while some will need to join forces with larger more capable entities. With a solid foundation, worldwide network and a diverse operational base, we are in an ideal position to attract strong, middle-market providers. We look forward to pursuing companies that fit our acquisition criteria and share our values.

FOCUSED ON SHAREHOLDER VALUE

We are, in many respects, stronger today than ever before: larger, more diverse, with a broader network of owned operations in key global markets and clients in virtually every industry. We have a deeper and more experienced senior management team in place, a tighter cost structure, a more cohesive operational reporting system, and more checks and balances throughout our organization. We will be relentless in the demands we put on ourselves to identify and retain profitable business.

Speed matters, cost matters, high-quality service matters, and relationships count in this tough but rewarding business climate. We're proud of our industry and customer recognition as an exceptional on-time provider and we plan on continuing that and building upon our success in the market.

There is a great deal of work ahead and we will not let up in the pursuit of our long-term objectives.

We appreciate your support and thank you for joining us on this journey.

Sincerely,

Dennis L. Pelino
Chairman of the Board

STONEPATH DIRECTORS


01
02
03
04
05

01. Rob McCord, Managing Director, PA Early Stage 02. Aloysius T. Lawn, IV, EVP, General Counsel and Secretary of Talk America Holdings, Inc.
03. J. Douglass Coates, Principal, Manalytics International, Inc. 04. John Springer, Director of Global Operations for Nike Golf
05. David Jones, President, DR Jones Financial, Inc.

EXPERTISE & INDUSTRY EXPERIENCE

Dennis Pelino Chairman (30 yrs of logistics expertise)
Jason Totah CEO (21 yrs.)
Bob Arovas President (25 yrs.)
Sarah Dorscht Senior VP of Operations, International Services (11 yrs.)
Rick Manner Senior Vice President, President of Domestic Services (20 yrs.)
R.G. Heydt Senior Vice President Global Sales (22 yrs.)
Jeff Horst Vice President of Sales (18 years)
Melvin Law Managing Director, Asia Pacific Ocean Freight Services (16 yrs.)
Andy Tsai Managing Director, Asia Pacific Air Freight Services (17 yrs.)
Sandro Olivera Managing Director, Stonepath Latin America (20 yrs.)
and seasoned logistics experts worldwide

WHO

A GLOBAL, NON-ASSET BASED LOGISTICS SERVICES ORGANIZATION OFFERING A FULL RANGE OF TIME-DEFINITE TRANSPORTATION AND DISTRIBUTION SOLUTIONS TO A WIDE ARRAY OF GLOBAL AND LOCAL BUSINESSES.



2004 RECOGNITION

Best Buy "BRAVO!" Outstanding Service Award

National Logistics Management
"On Time Performance" Award

Singapore "Top 500 Small/Medium Enterprise"
for last 3 years

Inbound Logistics "Leading Forwarder"
and "Top 100" 3PL Provider

Transport Topics "Logistics 50 Company"

Buyside Magazine "Best Buy for 2005"

EXPERTISE

A THIRD-PARTY LOGISTICS PROVIDER, FREIGHT FORWARDER, CUSTOMS BROKER, LOGISTICS SPECIALIST

STG ^

Traded on the American Stock Exchange
Delivered revenues up 67% in 2004
Operations headquartered in Seattle
(as of 2005), logistics centers in 24 US cities, China, Malaysia, Hong Kong, Singapore, Cambodia, and Brazil with capabilities throughout Europe and Latin America

SERVICE PHILOSOPHY

To ensure that the products we handle get to market on time and undamaged, consistently and predictably

CLIENTS

A diverse mix of Fortune 20, midsize and small companies – retail giants, automotive and technology concerns, government agencies and defense contractors



DEEP CUSTOMER RELATIONSHIPS

Leading specialty retailer Best Buy continues to utilize our suite of expedited transportation and logistics services for TIME-CRITICAL DELIVERIES to stores throughout North America.

EXCEPTIONAL EXECUTION

Stonepath's automotive team earned an "On Time Performance" Award for exceptional execution in helping streamline the supply chains of auto giants such as Ford and GM–proving ON-TIME DELIVERY MATTERS.

TIME-CRITICAL SUPPORT

Our Government Services division is SUPPORTING CRITICAL RELIEF EFFORTS in Indonesia and the Darfor region.

SUPPLY-CHAIN INNOVATION

Florida-based Comfort Line Products, Inc., the largest manufacturer of portable spas in the world, tapped Stonepath to support their GLOBAL LOGISTICS AND DISTRIBUTION needs.

NEW ECONOMIC GROWTH

We are LEVERAGING OPPORTUNITIES in the growth market of Pakistan where textile products marketed in the US and the EU are driving exports over $12 billion.

GLOBALIZATION

Stonepath broadened our sea and air capabilities to PROVIDE CONNECTIVITY throughout Asia Pacific, the U.S. and Europe.



Network Matters: Delivering Customer-Focused Logistics Solutions and Adding Value Worldwide

SEATTLE (HQ)

Establishing our Corporate Headquarters in Seattle during the first half of 2005 integrates our corporate team with our operations – **centralizing to drive efficiencies.**

INDIANAPOLIS

Our 500,000 square-foot, state-of-the-art logistics facility supports **The Home Depot's** massive store upgrade program across North America – enabling retail modernization.



Seattle
Milwakee
Minneapolis
Portland
Detroit
Chicago
Binghampton
New York
Salt Lake City
U. S. A.
Indianapolis
Columbus
Denver
San Francisco
St. Louis
Washington DC
Atlanta
Los Angeles
Dallas/Forth Worth
El Paso
Houston
Orlando
San Juan PR
Miami

LOS ANGELES

We opened a new, state-of-the-art logistics facility in L.A. in 2004, where we are helping our clients successfully navigate one of the **busiest seaports in the world.**

HOUSTON

Stonepath's Houston-based Project Services unit leverages a global network to **orchestrate complex projects** like energy installations in Brazil for GE Industrial Systems – international collaboration in motion.


Tianjin
Qingdao
CHINA
Shanghai
Shenzhen
Hong Kong
CAMBODIA
MALAYSIA
Singapore

PRC

Stonepath is a Top 5 Exporter to the US from China. We established **a major footprint in China** in 2004 with the acquisition of Shaanxi, a prominent international freight forwarder with logistics facilities throughout the PRC and Taiwan.

SINGAPORE

Our extensive network and committed team throughout Southeast Asia is delivering **exceptional service** for customers utilizing our sea and air, distribution and warehousing capabilities.

BRAZIL

South America's largest economy grew 5.2% in '04. Stonepath is **well positioned in Brazil**, capitalizing on one of the world's fastest-paced economic expansions by supporting the boom in apparel exports and a sharp increase in consumer spending.


BRAZIL
Franca
Campinas
Rio de Janeiro
Curitiba
Novo Hamburgo









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For The Fiscal Year Ended December 31, 2004

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

Commission File Number: **001-16105**

STONEPATH GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**65-0867684** (I.R.S. Employer Identification No.)
1600 Market Street, Suite 1515, Philadelphia, PA (Address of principal executive offices)	**19103** (Zip Code)

Registrant's telephone number, including area code: **(215) 979-8370**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $.001 per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Rule 12b-2 of the Act)
YES ☒ NO ☐

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant as of June 30, 2004 was $84,432,579 based upon the closing sale price of the Registrant's common stock on the American Stock Exchange of $2.14 on such date. See Footnote (1) below.

The number of shares outstanding of the Registrant's common stock as of February 28, 2005 was 43,591,952.

Documents Incorporated by Reference: None

Index to Exhibits appears at page 59 of this Report

---

(1) The information provided shall in no way be construed as an admission that any person whose holdings are excluded from the figure is an affiliate or that any person whose holdings are included is not an affiliate and any such admission is hereby disclaimed. The information provided is solely for record keeping purposes of the Securities and Exchange Commission.

STONEPATH GROUP, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2004

TABLE OF CONTENTS

PART I

Item 1. Business 2
Item 2. Properties 18
Item 3. Legal Proceedings 19
Item 4. Submission Of Matters To A Vote Of Security Holders 20

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 20
Item 6. Selected Financial Data 21
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 23
Item 7A. Quantitative and Qualitative Disclosures About Market Risk 40
Item 8. Financial Statements and Supplementary Data 40
Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure 40
Item 9A. Controls and Procedures 41
Item 9B. Other Information 45

PART III

Item 10. Directors and Executive Officers of the Registrant 46
Item 11. Executive Compensation 48
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 56
Item 13. Certain Relationships and Related Transactions 57
Item 14. Principal Accountant Fees and Services 58

PART IV

Item 15. Exhibits and Financial Statement Schedules 59

PART I

This Annual Report on Form 10-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions about us and our subsidiaries that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue" or the negative of such terms or other similar expressions. Factors that might cause or contribute to such a material difference include, but are not limited to, those discussed elsewhere in this Annual Report, including the section entitled "Risks Particular to Our Business" and the risks discussed in our other Securities and Exchange Commission filings. The following discussion should be read in conjunction with our audited consolidated financial statements and related notes thereto included elsewhere in this report.

Item 1. Business

Overview

We are a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. We offer a full range of time-definite transportation and distribution solutions through our Domestic Services platform which manages and arranges the movement of raw materials, supplies, components and finished goods for our customers. These services are offered through our domestic air and ground freight forwarding business. We also offer a full range of international logistics services including international air and ocean transportation as well as customs house brokerage services through our International Services platform. In addition to these core services, we provide a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory management solutions. We serve a customer base of manufacturers, distributors and national retail chains through a network of offices in 24 major metropolitan areas in North America and Puerto Rico, 13 locations in the Asia Pacific region and 6 locations in Brazil, as well as an extensive network of independent carriers and service partners strategically located throughout the world.

Our objective is to build a leading global logistics services organization that integrates established logistics companies with innovative technologies. To that end, we are extending our network through a combination of synergistic acquisitions and the organic expansion of our existing operations.

Our acquisition strategy focuses on acquiring and integrating logistics businesses that will enhance operations within our current market areas as well as extend our network to targeted locations in Asia, South America, Europe and the Middle East. We select acquisition targets based upon their ability to demonstrate: (1) historic levels of profitability; (2) a proven record of delivering superior time-definite distribution and other value-added services; (3) an established customer base of large and mid-sized companies; and (4) opportunities for significant growth within strategic segments of our business.

As we integrate these companies, we intend to create additional stockholder value by: (1) improving productivity by adopting enhanced technologies and business processes; (2) improving transportation margins by leveraging our growing purchasing power; (3) enhancing the opportunity for organic growth by cross-selling and offering expanded services; and (4) implementing standard management reporting systems.

Our strategy is designed to take advantage of shifting market dynamics. The third-party logistics industry continues to grow as an increasing number of businesses outsource their logistics functions to more cost effectively manage and extract value from their supply chains. Also, we believe the industry is positioned for further consolidation since it remains highly fragmented, and since customers are demanding the types of sophisticated and broad reaching services that can more effectively be handled by larger and more diverse organizations.

We have completed the acquisition of 16 logistics companies. The initial phase of our acquisition strategy was to develop a U.S.-based platform of service offerings. We accomplished this through the acquisition of M.G.R., Inc. (d/b/a "Air Plus") on October 5, 2001 and Global Transportation Services, Inc. and its wholly-owned subsidiary, Global Container Line, Inc. (collectively "Stonepath Logistics International Services, Inc." or "SLIS") on April 4, 2002. Founded in 1990, Air Plus is a leading time-definite logistics company providing a full range of domestic transportation and distribution solutions including warehousing and order fulfillment. Air Plus services a customer base of manufacturers, distributors and national retail chains through its network of offices in North America and an extensive network of over 200 agents. Founded in 1985, SLIS provides a full range of international transportation and logistics solutions to a customer base of manufacturers and national retail chains. SLIS also provides customs brokerage, ocean forwarding, NVOCC services, consolidation and deconsolidation services, air import and export services and warehousing and distribution services.

The next phase of our acquisition strategy was to supplement the organic growth of our organization through targeted "add-on" acquisitions that were intended to fill a strategic industry niche and offer complementary services to our existing customer base. We accomplished this by acquiring United American Acquisitions and Management, Inc. d/b/a United American Freight Services, Inc. ("United American") on May 30, 2002, Transport Specialists, Inc. ("TSI") on October 1, 2002, Transportation Rail Warehousing Logistics, Inc. ("TRWL") on January 31, 2003, Regroup Express LLC ("Regroup") on June 20, 2003 and Customs Services International, Inc. ("CSI") on July 16, 2003. United American, based in the Detroit, Michigan area, provides us with a division that supports the automotive industry, while both TSI and Regroup, based in Northern Virginia, and TRWL, based in Portland, Maine, service government agencies and the defense sector. CSI provides a full range of international freight forwarding and customs brokerage services out of its offices in Miami, Florida and El Paso, Texas, with a focus on Latin America, Europe and Asia.

In 2003 and 2004, we completed a series of acquisitions that increased our presence in Asia with the goal of building Stonepath into a leading worldwide integrated logistics service organization. On August 8, 2003, we acquired a controlling interest in the Singapore and Cambodia based operations of the G-Link Group of companies, a regional logistics business headquartered in Singapore, with offices throughout Southeast Asia. We then acquired three Malaysian-based offices of G-Link in December 2003. During December 2003, we also acquired controlling interests in East Ocean Logistics Ltd., a Hong Kong-based company that specializes in international ocean freight services, Planet Logistics Pte. Ltd., a Singapore-based company that focuses on international and intra-Asia air cargo services, and Group Logistics Pte. Ltd., a start-up providing air cargo services in Shanghai, PRC. On February 9, 2004, we increased our presence in Shanghai by acquiring a majority interest in Shaanxi Sunshine Cargo Services International Company, Ltd. ("Shaanxi"), a Class A licensed freight forwarder headquartered in Shanghai that has been operated by founder and President Andy Tsai since 1993. Shaanxi provides a wide range of customized transportation and logistics services and supply chain solutions, including global freight forwarding, warehousing and distribution services, shipping services and special freight handling.

As a result of an amendment to our domestic credit facility with LaSalle Business Credit, LLC in November 2004, we are presently precluded from making any acquisitions. However, we are seeking to replace that credit facility with one that will permit us to resume our acquisition program. However, if and when our acquisition program is resumed, we do not expect it to continue at its historic pace because of our desire to optimize our existing footprints of offices and services.

There are a variety of risks associated with our ability to achieve our strategic objectives, including our ability to replace our current domestic credit, our ability to obtain additional capital, our ability to achieve profitability, our ability to acquire and profitably manage additional businesses, our current reliance on a small number of key customers, the risks inherent in international operations, and the intense competition in our industry for customers and for the acquisition of additional businesses. For a more detailed discussion of these risks, see the section of this Item 1 entitled "Risks Particular to our Business."

Industry Overview

Businesses are increasingly focused on identifying ways to more efficiently manage their supply chains – an operational necessity as products are sourced and distributed globally, and a financial requirement as organizations have discovered the fiscal benefits of streamlining their logistics processes – providing an increased demand and opportunity for freight transportation and logistics providers. Companies increasingly strive to minimize inventory levels, reduce order and cash-to-cash cycle lengths, perform manufacturing and assembly operations in lowest cost locations and distribute their products throughout global markets, often requiring expedited or time-definite shipment services. Furthermore, customers increasingly cite an efficient supply chain as a critical element in improving their financial performance. To remain competitive, successful companies need to not only achieve success in their core businesses, they must execute quickly and accurately.

To accomplish their goals, businesses turn to organizations providing a broad array of transportation supply chain services. These service providers consist of freight forwarders, customs brokers, warehouse operators and other value-added logistics service providers. They also have the option of utilizing asset-based providers who offer their services primarily through their own fleets of trucks, aircraft and vessels.

We believe that non-asset-based carriers are able to serve customers less expensively and with greater flexibility than asset-based providers because they select from various transportation options in routing customer shipments. To be competitive, these non-asset-based service providers must possess experienced and talented personnel armed with state-of-the-art technology and the ability to provide global supply chain management services to be responsive to the marketplace. Many logistics providers are now providing their customers with customized solutions for the planning and management of complex supply chains. The demand for these solutions has risen as companies continue to outsource non-core competencies, globally source goods and materials and focus on managing the overall cost of their supply chain. These trends are further facilitated by the rapid growth of technology including the growth of Web-based track and trace technology, and the ability to create electronic interfaces between the systems of service providers and their customers.

We believe we can differentiate ourselves by focusing on time-definite supply chain solutions with capabilities across virtually every mode of transportation, as well as combining these services with other value-added logistics services, including pick-and-pack services, merge-in-transit, inventory control, Web-based order management, warehousing and reverse logistics solutions. We also believe that we have a competitive advantage resulting from our extensive knowledge of logistics markets, information systems, the experience of our logistics managers and the market information we possess from our diverse customer base.

We believe that the third-party logistics industry in general, and that time-definite distribution in particular, is poised for continued growth. The growth in the use of third-party logistics services is being driven by a number of factors, including:

- Outsourcing of Non-Core Activities. Companies are increasingly outsourcing freight forwarding, warehousing and other supply chain activities to allow them to focus on their core competencies. From managing purchase orders to the timely delivery of products, companies turn to third-party logistics providers ("3PLs") to manage these functions at a lower cost and more efficiently.

- Globalization of Trade. As barriers to international trade are reduced or eliminated, companies are increasingly sourcing their parts, supplies and raw materials from the most cost competitive suppliers throughout the world. This places a greater emphasis on international freight management and just-in-time delivery capabilities. Outsourcing of manufacturing functions to, or locating company-owned manufacturing facilities in, low cost areas of the world also results in increased volumes of world trade.

- Increased Need for Time-Definite Delivery. The need for just-in-time and other time-definite delivery has increased as a result of the globalization of manufacturing, greater implementation of demand-driven supply chains, the shortening of product cycles and the increasing value of individual shipments. Many businesses recognize that increased spending on time-definite supply chain management services can decrease overall manufacturing and distribution costs, reduce capital requirements, allow them to manage their working capital more efficiently by reducing inventory levels and inventory loss and improve service to their customers.

- Consolidation of Logistics Function. As companies try to develop "partnering" relationships with fewer suppliers, they are reducing the number of freight forwarders and supply chain management providers they use. This trend places greater pressure on regional or local freight forwarders and supply chain management providers to grow or become aligned with a global network. Larger freight forwarders and supply chain management providers benefit from economies of scale which enable them to negotiate reduced transportation rates with the carriers actually providing the transportation services, improve their mix of cargo to achieve desired densities and to allocate their overhead over a larger volume of transactions. Globally-integrated freight forwarders and supply chain management providers are better situated to provide a full complement of services, including pick-up and delivery, shipment via air, sea and/or ground transport, warehousing and distribution, and customs brokerage.

- Increased Significance of Technology. Advances in technology are placing a premium on decreased transaction times and increased business-to-business activity. Companies have recognized the benefits of being able to transact business electronically. Accordingly, businesses increasingly are seeking the assistance of supply chain service providers with sophisticated information technology systems which facilitate real-time transaction processing and Web-based shipment monitoring.

The growing emphasis on just-in-time inventory control processes has added to the complexity and need for time-definite and other value-added supply-chain services. We believe that we can continue to differentiate ourselves by combining our time-definite transportation solutions with other complementary supply chain solutions. We expect to benefit from the intense corporate focus on lower-cost services, which will positively impact those providers who have the ability to leverage relationships with numerous carriers and shippers. We also believe that we are well positioned to take advantage of the growing trend toward international freight services and time-definite domestic ground services, both of which have increased in demand during the most recent economic cycle.

Our Strategic Objectives

Our Business Strategy

Our objective is to provide customers with comprehensive value-added logistics solutions on a global scale. We plan to achieve this goal through a combination of growth through acquisition and continued organic growth. We intend to carry out the following strategies:

- Enter New and Expand Existing Markets through Acquisitions. We intend to pursue additional acquisitions, although at a far slower pace than we have in the past, to enhance our position in our current markets and to acquire operations in new markets. We anticipate expanding into new and existing markets by acquiring well-established logistics organizations that are leaders in their regional markets. In particular, we intend to focus our acquisition strategy on candidates that have historic levels of profitability, a proven record of delivering superior time-definite distribution and other value-added services, an established customer base of large and mid-sized companies and opportunities for significant growth within strategic segments of our business.

- Continue Organic Growth. A key component of our strategy is to continue the organic growth of our existing business as well as the business of the companies we intend to acquire. We expect that we can continue to fuel internal growth by cross-selling our domestic and international capabilities to our existing customer base and deploying supply chain technologies that will drive new customer acquisitions. As our organization grows and matures, we are able to share opportunities throughout our organization and increase joint selling efforts. We share our experiences and personnel throughout the organization to enhance local expertise and optimize our organization's capabilities. We believe these activities will increase our network's growth well beyond the growth available to each of our businesses on a stand-alone basis.

Our Acquisition Strategy

We believe there are many attractive acquisition candidates in our industry because of the highly fragmented composition of the marketplace, the industry participants' need for capital and their owners' desire for liquidity.

We plan to continue to expand our Domestic and International Services platforms in the United States through "add-on" acquisitions of other companies with complementary geographical and logistics service offerings. These "add-on" acquisitions are generally expected to have pre-tax operating earnings of $1.0 million to $3.0 million. Companies in this range of earnings may be receptive to our acquisition program since they are often too small to be identified as acquisition targets by larger public companies or to independently attempt their own public offerings. In addition, we intend to continue to pursue "platform" acquisitions to expand in targeted markets in Asia, South America, Europe and the Middle East which will further enable our global supply-chain service capabilities and improve our overall profitability. We believe that our combined domestic and international capabilities will provide a significant competitive advantage in the marketplace.

A "platform" acquisition is defined by us as one that creates a significant new capability for the Company, or entry into a new global geography. When completing a platform acquisition, we would expect to retain the management as well as the operating, sales and technical personnel of the acquired company to maintain continuity of operations and customer service. The objective would be to increase an acquired company's revenue and improve its profitability by implementing our operating strategies for internal growth, internal controls and management controls.

An "add-on" acquisition, on the other hand, will more likely be regional in nature, will be smaller than a platform acquisition and will enable us to offer additional services or expand into new regional markets, or serve new industries. When justified by the size and service offerings of an add-on acquisition, we expect to retain the management, along with the operating, sales and technical personnel of the acquired company, while seeking to improve that company's profitability by implementing our operating strategies, internal controls and management controls. In most instances where there is overlap of geographic coverage, operations acquired by add-on acquisitions will be integrated into our existing operations in that market, resulting in the elimination of duplicative overhead and operating costs.

If we are able to replace our current domestic credit facility with one that permits additional acquisitions, we should be well positioned to successfully pursue our acquisition strategy due to: (i) the highly fragmented composition of the market; (ii) our strategy for creating an organization with global reach, which should enhance an acquired company's ability to compete in its local and regional market through an expansion of offered services and lower operating costs; (iii) the potential for increased profitability as a result of our centralization of certain administrative functions, greater purchasing power, and economies of scale; (iv) our standing as a public corporation; (v) our management strategy and controls, which should, in most cases, enable the acquired company's management to remain involved in the operation of the business; and (vi) the ability of our experienced management to identify acquisition opportunities.

Our Operating Strategy

- Foster a Disciplined Entrepreneurial Environment. A key element of our operating strategy is to foster a disciplined environment while maintaining an entrepreneurial culture for our employees. We intend to foster this environment by continuing to build on the names, reputations and customer relationships of acquired companies. We are also implementing a global management reporting and control system requiring each business to implement Company-wide controls, policies and management accountabilities. A disciplined entrepreneurial business atmosphere should allow our regional offices to quickly and creatively respond to local market demands and enhance our ability to motivate, attract and retain managers to maximize growth and profitability.

- Develop and Maintain Strong Customer Relationships. We seek to develop and maintain strong, interactive customer relationships by anticipating and focusing on our customers' needs. We emphasize a relationship-oriented approach to business, rather than a commodity or assignment-oriented approach used by many of our competitors. To develop close customer relationships, we regularly meet with existing and prospective customers to help design and execute solutions for their supply chain strategies. We believe that this relationship-oriented approach results in greater customer satisfaction and reduced business development expense.

- Centralize Administrative Functions. We seek to maximize our operational efficiencies by integrating general and administrative functions at the corporate level, thereby reducing or eliminating redundant functions and facilities at acquired companies. This enables us to quickly realize potential savings and synergies, efficiently control and monitor our operations and allows acquired companies to focus on growing their sales and operations.

- Enhance Our Capital Structure. As we approach the next stage of our development, we need to augment our capital structure by replacing our domestic credit facility and by obtaining additional capital from other sources. This may take the form of subordinated debt, convertible preferred stock and common stock, among others. Such an enhanced capital structure will permit continued expansion, but at a far slower pace than we have in the past. This growth will expand our services in existing markets and expand our global reach.

Operations

Our primary business operations involve obtaining shipment or material orders from customers, creating and delivering a wide range of logistics solutions to meet customers' specific requirements for transportation and related services, and arranging and monitoring all aspects of material flow activity utilizing advanced information technology systems. These logistics solutions include domestic and international freight forwarding, customs brokerage and door-to-door delivery services using a wide range of transportation modes, including air, ocean and truck as well as customs brokerage, warehousing and other value-added services, such as inventory control, assembly, distribution and installation for manufacturers and retailers of commercial and consumer products.

As a non-asset-based logistics provider, we arrange for and subcontract services on a non-committed basis to airlines, motor carriers, express companies, steamship lines and warehousing and distribution operators. By concentrating on network-based solutions, we avoid competition with logistics providers that offer dedicated outsourcing solutions for single elements of the supply chain. Such dedicated logistics companies typically provide expensive, customized infrastructure and systems for a customer's specific application and, as a result, dedicated solutions that are generally asset-intensive, inflexible and invariably localized to address only one or two steps in the supply chain. Our network-based services leverage common infrastructure and technology systems so that solutions are scalable, replicable and require a minimum amount of customization (typically only at the interface with the customer). This non-asset ownership approach maximizes our flexibility in creating and delivering a wide range of end-to-end logistics solutions on a global basis while simultaneously allowing us to exercise significant control over the quality and cost of the transportation services provided.

Within the logistics industry, we target specific markets in which we believe we can achieve a competitive advantage and/or which are growing rapidly. For example, in the freight forwarding market, we arrange for the transportation of cargo that is generally larger and more complex than shipments handled by integrated carriers such as United Parcel Service, Inc. and FedEx Corporation. In addition, we provide specialized combinations of services that traditional freight forwarders cannot cost-effectively provide, including time-definite delivery requirements, direct-to-store distribution and merge-in-transit movement of products from various vendors in a single coordinated delivery to, and/or installation at, the end-user.

Our services are broadly classified into the following categories:

- Freight Forwarding Services. We offer domestic and international air, ocean and ground freight forwarding for shipments that require special handling or are generally larger than shipments handled by integrated carriers of primarily small parcels such as United Parcel Service, Inc. and FedEx Corporation. Our basic freight forwarding business is complemented by customized and information technology-based options to meet customers' specific needs. Our Domestic Services organization offers same day, one, two and three to five day service along with expedited ground service within North America and Puerto Rico through our network of asset-based carriers. On a limited basis, we also provide motor carrier services through one of our own affiliates. Internationally we offer a wide range of services from expedited air to multi-modal options through our network of owned or agent offices throughout the world. In a few markets in Asia, the Company offers co-loading services to the freight forwarding marketplace.

- Customs Brokerage Services. Our International Services organization provides customs brokerage services. Within each country, the rules and regulations vary along with the level of expertise that is required to perform the customs brokerage services. Our customs brokers and support staff have substantial knowledge of the complex tariff laws and customs regulations governing the payment of duty and taxes, as well as valuation and import restrictions in their respective countries.

- Warehousing and Other Value-added Services. Our warehousing services primarily relate to storing goods and materials to meet our customers' production or distribution schedules. Other value-added services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, inspection services, cargo loading and unloading, assembly of freight, customer inventory control and protective packing and storage, order processing and customer-directed invoicing. We receive storage charges for use of our warehouses and fees for our other services.

- Time-Definite Transportation. We specialize in complex, time-definite delivery of product to many destinations around the world and all North American destinations. These include high-volume, complex multi-destination consolidation programs for catalog, retail and other shippers. We have special programs focused on high value and breakable freight utilizing all modes of transportation.

Other value-added services provided by us include:

- Direct-to-store logistics for retail customers involving coordination of product received directly from manufacturers and dividing large shipments from manufacturers into numerous smaller shipments for delivery directly to retail outlets or distribution centers to meet time-definite product launch dates.

- Turn-key product management services for retailers - including comprehensive vendor compliance management, central delivery and distribution centers close to consumption, inventory forecasting, replenishment and management - all on the Web.

- Merge-in-transit logistics involving movement of products from various vendors at multiple locations to a Company facility and the subsequent merger of the various deliveries into a single coordinated delivery to the final destination. Such services are useful to retailers where deliveries from diverse sources are organized and distributed to maximize efficiency of their sales and marketing programs.

- Web-based fulfillment solutions providing order management as well as the subsequent pick, pack and shipment for our customers.

- Turn-key supply chain and logistics outsourcing projects where we operate one or more warehouses or the entire end-to-end supply chain. We provide sophisticated systems that supply global location, status and ownership of parts/SKUs and enable the timely cross border customs clearance and placement desired by the final consumer of the goods.

- Value-added, high-speed, time-definite, total-destination programs that include packaging, transportation, unpacking and placement of new products and equipment.

- Packaging, transportation, unpacking and stand installation for domestic trade shows and major expositions.

- Reverse logistics involving the return of products from end users to manufacturers, retailers, resellers or remanufacturers, including verification of working order, defect analysis, serial number tracking and inventory management.

Information Systems

A key component of our growth strategy is the regular enhancement of our information systems and ultimate migration of the information systems of our acquired companies to a common set of back-office and customer facing applications. We believe that the ability to provide accurate, real-time information on the status of shipments and the status, ownership and details of the accompanying inventory is paramount to our customers. We believe that our efforts in this area will provide competitive service advantages, new customers and an increase of business from existing accounts. In addition, we believe that centralizing our back-office operations and using our transportation management system to automate the rating, routing, tender and financial settlement processes for transportation movements will drive significant productivity improvement across our network.

To execute this strategy, we have and will continue to assess technologies obtained through our acquisition strategy in combination with commercially available supply chain technologies to launch our own "best-of-breed" solution set using a combination of owned and licensed technologies. We refer to this technology set as Tech-Logis™ (or Technology in Logistics). We are developing Tech-Logis™ to provide: (1) a customer-facing portal that unifies the look and feel of how customers, employees and suppliers work with and connect to us; (2) a robust supply chain operating system including order, inventory optimization, transportation, warehouse and supply chain event management for use across the organization; and (3) a common data repository for analysis and reporting to provide advanced metrics to management and our customers. We have completed the added value logistics portion of this integrated logistics and information platform. We did encounter difficulty, however, with the functionality for the multi-modal forwarding portion of the Tech-Logis™ platform in 2004. As a result, the Company wrote off its investment in this unsuitable system in the fourth quarter of 2004. The Company has redirected its efforts into a new solution to meet its increasingly sophisticated needs for leading edge technologies.

In executing this strategy, we have and will continue to invest significant management and financial resources to deliver these technologies. We believe these technologies will provide financial and competitive advantages in the years ahead and will increase our competitive differentiation.

Consolidation of Businesses

We began to make changes in the fourth quarter of 2004 to further consolidate our businesses and to improve our profitability. After a review of our entire business, we made a number of targeted reductions across our employee base. We also streamlined our line-haul trucking division, a strategic step to ensure that our core focus remains on providing non-asset-based logistics solutions to our clients. We also plan to move our corporate headquarters to Seattle, Washington in the first half of 2005, in an effort to derive synergies from the integration of the Company's corporate team with its U.S. operating companies' support staff.

Sales and Marketing

We market services on a global basis using our senior management, sales executives, regional managers, terminal managers and our national service centers located strategically across the United States and in select international locations.

We seek to create long-term relationships with our customers and to increase the quantity and diversity of business from each customer over time. We also emphasize obtaining high-revenue national accounts with multiple shipping locations. These accounts typically impose numerous requirements on those competing for their freight business, including electronic data interchange and proof of delivery capabilities, the ability to track shipments, the ability to generate customized shipping reports and a nationwide network of terminals. These requirements often limit the competition for these accounts to a very small number of logistics providers, enabling us to more effectively compete for these accounts.

Our customers include large manufacturers and distributors of computers and other electronic and high-technology equipment, printed and publishing materials, automotive and aerospace components, trade show exhibit materials, telecommunications equipment, machinery and machine parts, apparel, entertainment products and household goods. For the year ended December 31, 2004, our largest customer, Best Buy Co., Inc., accounted for approximately 13% of our revenue. In 2003, Best Buy represented 24% of our revenue. The change was principally due to the Company's organic and acquired growth. In March 2005, the Company entered into a new three-year contract with Best Buy providing for an expansion of its existing expedited transportation and logistics services. Approximately 16% of our 2004 revenue was derived from our next five largest customers, none of which accounted for 10% or more of our 2004 revenue. As our current operations continue to diversify, and as we continue our acquisition strategy, our exposure to customer and industry concentrations should be significantly reduced.

Competition and Business Conditions

Our business is directly impacted by the volume of domestic and international trade. The volume of this trade is influenced by many factors, including economic and political conditions in the United States and abroad, major work stoppages, exchange controls, currency fluctuations, acts of war, terrorism and other armed conflicts, and United States and international laws relating to tariffs, trade restrictions, foreign investments and taxation.

The global logistics services and transportation industries are intensively competitive and are expected to remain so for the foreseeable future. We compete against other integrated logistics companies, as well as transportation services companies, consultants, information technology vendors and shippers' transportation departments. This competition is based primarily on capabilities, rates, quality of service (such as damage-free shipments, on-time delivery and consistent transit times), reliable pickup and delivery and scope of operations.

As a provider of third-party logistics services, we encounter competition from a large number of firms, much of it coming from local or regional firms which have only one or a small number of offices and do not offer the breadth of services and integrated approach that we offer. However, some of this competition comes from major United States and foreign-owned firms which have networks of offices and offer a wide variety of services. We believe that quality of service, including information systems capability, global network capacity, reliability, responsiveness, expertise, convenience, scope of operations, customized program design and implementation and price are important competitive factors in our industry.

Competition within the domestic freight forwarding industry is also intense. Although the industry is highly fragmented with a large number of participants, we compete most often with a relatively small number of freight forwarders with nationwide networks and the capability to provide the breadth of services offered by us. We also encounter competition from passenger and cargo air carriers, trucking companies and others. As we expand our international operations, we expect to encounter increased competition from those freight forwarders that have a predominantly international focus, including DHL Danzas Air and Ocean, Expeditors International of Washington, Inc., UPS Supply Chain Solutions (a unit of United Parcel Service, Inc.), UTi Worldwide, Inc. and Eagle Logistics, Inc. Many of our competitors have substantially greater financial resources than we do.

We also encounter competition from regional and local air freight forwarders, cargo sales agents and brokers, surface freight forwarders and carriers and associations of shippers organized for the purpose of consolidating their members' shipments to obtain lower freight rates from carriers. As an ocean freight forwarder, we encounter strong competition in every country in which we choose to operate. This includes competition from steamship companies and both large forwarders with multiple offices and local and regional forwarders with one or a small number of offices. Quality of service, including reliability, responsiveness, expertise and convenience, scope of operations, information technology and price are the most important competitive factors in our industry.

Regulation

We do not believe that transportation related regulatory compliance has had a material adverse impact on operations to date. However, failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or authorities. We cannot give assurance as to the degree or cost of future regulations on our business. Some of the regulations affecting our operations are described below.

Our air freight forwarding business is subject to regulation, as an indirect air cargo carrier, under the U.S. Department of Transportation's Transportation Security Administration. The airfreight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

Our surface freight forwarding operations are subject to various federal statutes and are regulated by the Surface Transportation Board. This federal agency has broad investigatory and regulatory powers, including the power to issue a certificate of authority or license to engage in the business, to approve specified mergers, consolidations and acquisitions, and to regulate the delivery of some types of domestic shipments and operations within particular geographic areas. The Surface Transportation Board and U.S. Department of Transportation also have the authority to regulate interstate motor carrier operations, including the regulation of certain rates, charges and accounting systems, to require periodic financial reporting, and to regulate insurance, driver qualifications, operation of motor vehicles, parts and accessories for motor vehicle equipment, hours of service of drivers, inspection, repair, maintenance standards and other safety related matters. The federal laws governing interstate motor carriers have both direct and indirect application to the Company. The breadth and scope of the federal regulations may affect our operations and the motor carriers we use to provide transportation services. In certain locations, state or local permits or registrations may also be required to provide or obtain intrastate motor carrier services for the Company. Our property brokerage operations similarly subject us to various federal statutes and regulation as a property broker by the Surface Transportation Board, and we have obtained a property broker license and posted a surety bond as required by federal law. Our international operations are subject to regulation by the Federal Maritime Commission, or FMC, as it regulates and licenses ocean forwarding operations. Indirect ocean carriers (non-vessel operating common carriers) are subject to FMC regulation, under the FMC tariff filing and surety bond requirements, and under the Shipping Act of 1984, particularly those terms proscribing rebating practices.

Our customs brokerage operations are subject to the licensing requirements of the U.S. Treasury and are regulated by the U.S. Customs Service. Foreign customs brokerage operations are also licensed in and subject to the regulations of their respective countries.

In the United States, we are also subject to federal, state and local provisions relating to the discharge of materials into the environment or otherwise for the protection of the environment. Similar laws apply in many foreign jurisdictions in which we operate or may operate in the future. Although current operations have not been significantly affected by compliance with these environmental laws, governments are becoming increasingly sensitive to environmental issues, and we cannot predict what impact future environmental regulations may have on our business. We do not anticipate making any material capital expenditures for environmental control purposes.

Personnel

At December 31, 2004, we had 1,169 employees of which 866 employees were engaged in operations, 86 in sales and marketing, and 217 in finance, administration and management functions.

None of our employees are covered by a collective bargaining agreement, and we believe that we have a good relationship with our employees.

Discontinued Operations

Prior to the first quarter of 2001, our principal business was developing early-stage technology businesses with significant Internet features and applications. Largely as a result of the significant correction in the global stock markets which began during 2000, and the corresponding decrease in the valuation of technology businesses and contraction in the availability of venture financing, we changed our business strategy to focus on the acquisition of operating businesses within a particular industry segment.

After having evaluated a number of different industries, during the second quarter of 2001 we focused our acquisition efforts specifically on the transportation and logistics industry as it:

- demonstrated significant growth characteristics as an increasing number of businesses outsource their supply-chain management in order to achieve cost-effective logistics solutions;
- is positioned for further consolidation as many sectors of the industry remain fragmented; and
- is capable of achieving enhanced efficiencies through the adoption of e-commerce and other technologies.

This decision occurred in conjunction with our June 21, 2001 appointment of Dennis L. Pelino as our Chairman and Chief Executive Officer. Prior to joining Stonepath, Mr. Pelino had over 25 years of logistics experience, including as President and Chief Operating Officer of Fritz Companies, Inc., where he was employed from 1987 to 1999.

To reflect the change in business model, our consolidated financial statements have been presented in a manner in which the assets, liabilities, results of operations and cash flows related to our former business have been segregated from those of our continuing operations and are presented as discontinued operations.

Corporate Information

Stonepath Group, Inc. was incorporated in Delaware in 1998. Our principal executive offices are located at 1600 Market Street, Suite 1515, Philadelphia, Pennsylvania. Our telephone number is (215) 979-8370 and our Internet website address is www.stonepath.com. We make available free of charge on our website all materials that we file with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to these reports as soon as reasonably practicable after such materials have been filed with, or furnished to, the Securities and Exchange Commission.

Segment Information

For additional information about our business segments, see the business segment information presented in Note 16 to the consolidated financial statements.

Risks Particular to Our Business

- **We have not been profitable in four out of the last five years.**

We incurred net losses of $13,043,355 in 2004, $785,603 in 2003, $17,459,092 in 2001, and $36,171,273 in 2000. Since the adoption of our new business model of delivering non-asset based third-party logistics services in 2001, we have incurred losses from continuing operations of $13,018,355 in 2004 and $522,572 in 2003. Although our 2004 results include restructuring and excess earn-out charges of $7,443,440, our ability to achieve profitability on a continuing basis in the future is dependent upon (a) the results of the efforts we began in the fourth quarter of 2004 to integrate our business operations, (b) our ability to pass along added costs to customers, including escalating fuel charges, (c) our ability to improve our buying of carrier services, (d) our ability to implement a new freight forwarding information system, and (e) our ability to retain and attract talented and experienced personnel in the future. There is no assurance that those results will achieve their intended effect or that we will be able to effectuate such actions.

- **We are unable to make further acquisitions until we replace our existing domestic credit facility.**

An amendment to our credit facility with LaSalle Business Credit, LLC in November 2004 prohibits us from making further acquisitions. Our ability to make further acquisitions is dependent upon our ability to replace that credit facility with a credit facility which permits us to make further acquisitions.

- **If we are unable to profitably manage and integrate the companies we acquire or are unable to acquire additional companies, we will not achieve our growth and profit objectives.**

Our goal is to build a global logistics services organization. Realizing this goal will require the acquisition of a number of diverse companies in the logistics industry covering a variety of geographic regions and specialized service offerings. There can be no assurance that, if we are able to make further acquisitions, we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of risks, including possible adverse effects on our operating results, diversion of management resources, failure to retain key personnel, and risks associated with unanticipated liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations.

- **Additional long-term and equity financing will be required to implement our business strategy and meet our existing earn-out obligations.**

We believe that additional capital will be required to execute our strategy in the future as well as fund existing obligations from prior acquisitions. We intend to obtain that additional capital through a combination of debt and equity financing. There is no assurance that any such debt or equity can be raised on a cost effective basis or within the timeframe necessary to implement our strategy or to meet our existing obligations.

- **Our domestic credit facility limits earn-out payments.**

An amendment to our credit facility with LaSalle Business Credit, LLC in November 2004 precludes the payment of future earn-out payments unless the undrawn availability under the credit facility averages $2.5 million for the 60 days preceding the payment and will be at least $2.5 million after giving effect to the payment. This limitation creates the possibility that earn-out payments cannot be made when due which could result in a breach of our obligations to the parties entitled to receive the earn-out payments, unless we are successful in replacing the facility with one that permits such payments.

- **Our domestic credit facility requires repayment on its expiration date of May 31, 2006.**

Our amended credit agreement expires on May 31, 2006. There is an absolute need to replace this facility on or before the expiration date to resume our acquisition strategy to grow through acquisitions and to provide sufficient liquidity to continue to finance our existing and future working capital needs. Our free cash flow, if any, through the expiration of this facility will be insufficient in amount to repay this facility and finance our working capital needs at the facility's expiration date. There is no assurance that we will be able to replace this credit facility.

- **Due to our acquisition strategy, our earnings will be adversely affected by non-cash charges relating to the amortization of intangibles.**

Under applicable accounting standards, purchasers are required to allocate the total consideration paid in a business combination to the identified acquired assets and liabilities based on their fair values at the time of acquisition. The excess of the consideration paid in a business combination over the fair value of the identifiable tangible assets acquired is to be allocated among identifiable intangible assets and goodwill. The amount allocated to goodwill is not subject to amortization. However, it is tested at least annually for impairment. The amount allocated to identifiable intangibles, such as customer relationships and the like, is amortized over the life of these intangible assets. This subjects us to periodic charges against our earnings to the extent of the amortization incurred for that period. Because our business strategy focuses on growth through acquisitions, our future earnings will be subject to greater non-cash amortization charges than a company whose earnings are derived organically. As a result, we will experience an increase in non-cash charges related to the amortization of intangible assets acquired in our acquisitions. This will create the appearance, based on our consolidated financial statements, that our intangible assets are diminishing in value, when in fact they may be increasing because we are growing the value of our intangible assets (e.g., customer relationships).

- **Since we are not obligated to follow any particular criteria or standards for acquisition candidates, shareholders must rely solely on our ability to identify, evaluate and complete acquisitions.**

Even though we have developed general acquisition guidelines, we are not obligated to follow any particular operating, financial, geographic or other criteria in evaluating candidates for potential acquisitions or business combinations. We target companies, in growing markets, which we believe will provide the best potential for long-term financial return for our shareholders and we determine the purchase price and other terms and conditions of acquisitions. Our shareholders will not have the opportunity to evaluate the relevant economic, financial and other information that we will use and consider in deciding whether or not to enter into a particular transaction.

- **The scarcity of, and competition for, acquisition opportunities makes it more difficult to complete acquisitions.**

There are a limited number of operating companies available for acquisition which we consider desirable. In addition, there is a high level of competition to acquire these operating companies. A large number of established and well-financed entities are active in acquiring the type of companies we believe are desirable. Many of these entities have significantly greater financial resources than we have. Consequently, we are at a competitive disadvantage in negotiating and executing possible acquisitions of these businesses. Even if we are able to successfully compete with these entities, this competition may affect the terms of completed transactions and, as a result, we may pay more than we expected for potential acquisitions. We may find it difficult to identify operating companies that complement our strategy, and even if we identify a company that complements our strategy, we may be unable to complete an acquisition of such a company for many reasons, including:

- a failure to agree on the terms necessary for a transaction, such as purchase price;
- incompatibility of operating strategies and management philosophies;
- competition from other acquirers of operating companies;
- insufficient capital to acquire a profitable logistics company; and
- the unwillingness of a potential acquiree to work with our management or our affiliated companies.

We will not be able to successfully implement our business plan if we are unable to successfully compete with other entities in acquiring the companies we target.

- **The issuance of additional securities may cause additional dilution to the interests of our existing shareholders.**

The additional financing required to fund our acquisition strategy and other capital needs may require us to issue additional shares of common stock or common stock equivalents to generate the required financing. The issuance of such securities will further increase the number of shares outstanding and further dilute the interests of our existing shareholders. We may issue more shares of common stock for this purpose without prior notice to our shareholders.

We may also issue securities to, among other things, facilitate a business combination, acquire assets or stock of another business, compensate employees or consultants or for other valid business reasons at the discretion of our Board of Directors, which could further dilute the interests of our existing shareholders.

- **The exercise or conversion of our outstanding options, warrants or other convertible securities or any derivative securities we issue in the future will result in the dilution of our existing shareholders and may create downward pressure on the trading price of our common stock.**

We are currently authorized to issue 100,000,000 shares of common stock. As of February 28, 2005, we had 43,591,952 outstanding shares of common stock. We may in the future issue up to 13,330,435 additional shares of our common stock upon conversion or exercise of existing outstanding convertible securities, options and warrants in accordance with the following schedule:

	Number of Shares	Proceeds
Options outstanding under our stock option plan	10,757,451	$ 17,336,395
Non-plan options	615,200	2,026,750
Warrants	1,957,784	4,417,794
Total	13,330,435	$ 23,780,939

Even though the aggregate exercise of these securities could generate material proceeds for us, the issuance of these additional shares of common stock would result in the dilution of the ownership interests of our existing common shareholders and the market price of our common stock could be adversely affected.

- ***We rely on a small number of large customers, the loss of which would have a negative effect on our results of operations.***

Even though our customer base is diversifying as we grow, it remains concentrated. For the year ended December 31, 2004 our largest customer, Best Buy Co., Inc. ("Best Buy"), a national retail chain, accounted for approximately 13% of our total revenue. Our next five largest customers accounted for approximately 16% of our total revenue, with none of these customers accounting for 10% or more of our total revenue. We believe the risk posed by this concentration is mitigated by our longstanding and continuing relationships with these customers and we are confident that these relationships will remain ongoing for the foreseeable future. In March 2005, the Company entered into a new three-year contract with Best Buy. We intend to continue to provide superior service to all of our customers and have no expectation that revenue from any of these customers will be reduced as a result of any factors within our control. However, adverse conditions in the industries of our customers could cause us to lose a significant customer or experience a decrease in shipment volume. Either of these events could negatively impact us. Our immediate plans, however, are to reduce our dependence on any particular customer or customers by increasing our sales and customer base by, among other things, diversifying our service offerings and continuing with our growth strategy.

- **The risks associated with international operations could adversely affect our operations and ability to grow outside of the United States.**

A significant portion of our revenue is derived from our international operations and the growth of those operations is an important part of our business strategy. Our current international operations are focused on the shipment of goods into and out of the United States and are dependent on the volume of international trade with the United States. Our strategic plan contemplates the growth of those operations as well as expanding into the transportation of goods wholly outside of the United States. The following factors could adversely affect our current international operations as well as the growth of those operations:

- the political and economic systems in certain international markets are less stable than in the United States;
- wars, civil unrest, acts of terrorism and other conflicts exist in certain international markets;
- export restrictions, tariffs, licenses and other trade barriers can adversely affect the international trade serviced by our international operations;
- managing distant operations with different local market conditions and practices is more difficult than managing domestic operations;
- differing technology standards in other countries present difficulties and incremental expense in integrating our services across international markets;
- complex foreign laws and treaties can adversely affect our ability to compete; and

– our ability to repatriate funds may be limited by tax ramifications and foreign exchange controls.

- **Terrorist attacks and other acts of violence or war may affect any market on which our shares trade, the markets in which we operate, our operations and our profitability.**

Terrorist acts or acts of war or armed conflict could negatively affect our operations in a number of ways. Any of these acts could result in increased volatility in or damage to the United States and worldwide financial markets and economy. Acts of terrorism or armed conflict, and the uncertainty caused by such conflicts, could cause an overall reduction in worldwide sales of goods and corresponding shipments of goods. This would have a negative effect on our operations. Also, terrorist activities similar to the type experienced on September 11, 2001 could result in another halt of trading of securities on the American Stock Exchange, which could also have an adverse effect on the trading price of our shares and overall market capitalization.

- **We depend on the continued service of certain executive officers. We cannot assure you that we will be able to retain these persons.**

For the foreseeable future, our success will depend largely on the continued services of Dennis L. Pelino, our Chairman, Jason Totah, our Chief Executive Officer and Robert Arovas, our President, because of their collective industry knowledge, marketing skills and relationships with major vendors and customers. We have employment agreements with each of these individuals which contain a non-competition covenant which survives their actual term of employment. Nevertheless, should any of these individuals leave the Company, it could have a material adverse effect on our future results of operations.

- **We face intense competition in our industry.**

The freight forwarding, logistics and supply chain management industry is intensely competitive and is expected to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry, although the number of firms with a global network that offer a full complement of freight forwarding and supply chain management services is more limited. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players and larger entities. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than we are.

- **Our stock price may be volatile due to factors under, as well as out of, our control.**

The market price of our common stock has been highly volatile. Some factors that may affect the market price in the future include:

– actual or anticipated fluctuations in our operating results;

– announcements of technological innovations or new commercial products or services by us or our competitors;

– a continued weakening of general market conditions which in turn could have a depressive effect on the volume of goods shipped and shipments that we manage or arrange;

– acts of global terrorism or armed conflicts; and

– changes in recommendations or earnings estimates by securities analysts.

Furthermore, the stock market has historically experienced volatility which has particularly affected the market prices of securities of many companies with a small market capitalization and which sometimes has been unrelated to the operating performances of such companies.

- **Our cash flow will be adversely affected in the future once we make use of our consolidated net operating loss carryforward available to offset future taxable income.**

We have accumulated a net operating loss carryforward for federal income tax purposes. As of December 31, 2004, approximately $47.0 million of these losses were available to offset our taxable income until the losses are fully utilized. Once these available losses have been utilized, our cash flows will be affected accordingly. We do not anticipate paying federal income taxes in the near future as we expect that our existing net operating loss carryforward should be sufficient to offset any taxable income that is generated. However, additional sales of our securities could have the effect of significantly limiting our ability to utilize our existing net operating loss carryforward in the future.

- **If we fail to improve our management information and financial reporting systems, we may experience an adverse effect on our operations and financial condition.**

Our management information and financial reporting systems need to be improved. Failure to enhance these systems could delay our receipt of management and financial information at the consolidated level which could disrupt our operations or impair our ability to monitor our operations and have a negative effect on our financial condition. We have completed our first assessment of the Company's internal control over financial reporting as of December 31, 2004. In making our assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission in "Internal Control-Integrated Framework." We have concluded that our internal control over financial reporting was not effective as of December 31, 2004 based on that criteria.

- **Because we are a holding company, we depend on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.**

We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. The ability of our subsidiaries to pay dividends and our ability to receive distributions from those subsidiaries are subject to applicable local law and other restrictions including, but not limited to, applicable tax and exchange control laws. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations.

- **We believe our industry is consolidating and if we cannot gain sufficient market presence, we may not be able to compete successfully against larger global companies.**

We believe the market trend within our industry is towards consolidation of the niche players into larger companies which are attempting to increase global operations through the acquisition of regional and local freight forwarders. If we cannot gain sufficient market presence or otherwise establish a successful strategy in our industry, we may not be able to compete successfully against larger companies in our industry with global operations.

- **We may be required to incur material expenses in defending or resolving outstanding lawsuits which would adversely affect our results of operations.**

We are a defendant in a number of legal proceedings, including those we have identified as material in our periodic SEC filings. Although we believe that the claims asserted in these proceedings are without merit, and we intend to vigorously defend these matters, we could incur material expenses in the defense and resolution of these matters. Since we have not established any reserves in connection with these claims, any such liability would be recorded as an expense in the period incurred or estimated. This amount, even if not material to our overall financial condition, could adversely affect our results of operations in the period recorded.

- **We have a limited operating history upon which you can evaluate our prospects.**

During 2001, we discontinued our former business model of developing early-stage technology businesses, and adopted a new model of delivering non-asset-based third-party logistics services. The first acquisition under our new business model occurred on October 5, 2001. Subsequent acquisitions were completed during 2002, 2003 and

2004. As a result, we have a limited operating history under our current business model. Even though we are managed by senior executives with significant experience in the industry, our limited operating history makes it difficult to predict the longer-term success of our business model.

- **Provisions of our charter and applicable Delaware law may make it more difficult to complete a contested takeover of our company.**

Certain provisions of our certificate of incorporation and the General Corporation Law of the State of Delaware (the "GCL") could deter a change in our management or render more difficult an attempt to obtain control of us, even if such a proposal is favored by a majority of our shareholders. For example, we are subject to the provisions of the GCL that prohibit a public Delaware corporation from engaging in a broad range of business combinations with a person who, together with affiliates and associates, owns 15% or more of the corporation's outstanding voting shares (an "interested shareholder") for three years after the person became an interested shareholder, unless the business combination is approved in a prescribed manner. Finally, our certificate of incorporation includes undesignated preferred stock, which may enable our Board of Directors to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise.

Item 2. Properties

The Company does not own any real estate and currently leases all of its facilities.

Our corporate headquarters is located at 1600 Market Street, Suite 1515, Philadelphia, Pennsylvania where we lease approximately 4,000 square feet of office space.

As of February 28, 2005, we leased and maintained logistics facilities in 28 locations throughout the United States plus one in Puerto Rico as well as 19 international locations. The majority of these locations are operating terminals that contain office space and warehouse or cross-dock facilities and range in size from approximately 1,200 square feet to 160,000 square feet. A few of these facilities are limited to a small sales and administrative office.

Lease terms for our principal properties are generally up to five years and terminate at various times through 2010, while a few of the smaller facilities are leased on a month-to-month basis. The Company believes that current leases can be extended and that suitable alternative facilities are available in the vicinity of existing facilities should extensions be unavailable or undesirable at the end of the current lease arrangements.

Our facilities are situated in the following locations:

Philadelphia
Atlanta
Binghamton, NY
Boston
Chicago (2 locations)
Columbus
Dallas/Fort Worth
Denver
Detroit
El Paso
Houston
Indianapolis
Los Angeles (2 locations)
Miami
Milwaukee
Minneapolis (2 locations)
New York (2 locations)
Orlando
Portland, ME
Salt Lake City
San Francisco
Seattle
St. Louis
Washington, D.C
San Juan, Puerto Rico
Hong Kong
PRC (6 locations)
Singapore (2 locations)
Malaysia (3 locations)
Cambodia
Brazil (6 locations)

Item 3. Legal Proceedings

The Company was named as a defendant in eight purported class action complaints filed in the United States Court for the Eastern District of Pennsylvania between September 24, 2004 and November 19, 2004. Also named as defendants in these lawsuits were officers Dennis L. Pelino and Thomas L. Scully and former officer Bohn H. Crain. These cases have now been consolidated for all purposes in that Court under the caption In re Stonepath Group, Inc. Securities Litigation, Civ. Action No. 04-4515 and the lead plaintiff, Globis Capital Partners, LP, filed an amended complaint in February 2005. The lead plaintiff seeks to represent a class of purchasers of the Company's shares between March 29, 2002 and September 20, 2004, and allege claims for securities fraud under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. These claims are based upon the allegation that certain public statements made during the period from March 29, 2002 through September 20, 2004 were materially false and misleading because they failed to disclose that the Company's Domestic Services operations had improperly accounted for accrued purchased transportation costs. The plaintiffs are seeking compensatory damages, attorneys' fees and costs, and further relief as may be determined by the Court. The Company and the individual defendants believe that the plaintiffs' claims are without merit and intend to vigorously defend against them.

The Company has been named as a nominal defendant in a shareholder derivative action on behalf of the Company that was filed on October 12, 2004 in the United States District Court for the Eastern District of Pennsylvania under the caption Ronald Jeffrey Neer v. Dennis L. Pelino, et al., Civ. A. No. 04-cv-4971. Also named as defendants in the action are all of the individuals who were serving as directors of the Company when the complaint was filed (Dennis L. Pelino, J. Douglas Coates, Robert McCord, David R. Jones, Aloysius T. Lawn and John H. Springer), former directors Andrew Panzo, Lee C. Hansen, Darr Aley, Stephen George, Michela O'Connor-Abrams and Frank Palma, officer Thomas L. Scully and former officers Bohn H. Crain and Stephen M. Cohen. The derivative action alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Sarbanes-Oxley Act of 2002. These claims are based upon the allegation that the defendants knew or should have known that the Company's public filings for fiscal years 2001, 2002 and 2003 and for the first and second quarters of fiscal year 2004, and certain press releases and public statements made during the period from January 1, 2001 through August 9, 2004, were materially misleading. The complaint alleges that the statements were materially misleading because they understated the Company's accrued purchase transportation liability and related costs of transportation in violation of generally accepted accounting principles and they failed to disclose that the Company lacked internal controls. The derivative action seeks compensatory damages in favor of the Company, attorneys' fees and costs, and further relief as may be determined by the Court. The defendants believe that this action is without merit, have filed a motion to dismiss this action, and intend to vigorously defend themselves against the claims raised in this action.

On October 22, 2004, Douglas Burke filed a two-count action against United American Acquisitions and Management, Inc. ("UAF"), Stonepath Logistics Domestic Services, Inc., and the Company in the Circuit Court for Wayne County, Michigan. Mr. Burke is the former President and Chief Executive Officer of UAF. The Company purchased the stock of UAF from Mr. Burke on May 30, 2002 pursuant to a Stock Purchase Agreement. At the closing of the transaction Mr. Burke received $5.1 million and received the right to receive an additional $11.0 million in four annual installments based upon UAF's performance in accordance with the Stock Purchase Agreement. Stonepath Logistics Domestic Services, Inc. and Mr. Burke also entered into an Employment Agreement. Mr. Burke's complaint alleges that the defendants breached the terms of the Employment Agreement and Stock Purchase Agreement and seeks, among other things, the production of financial information, unspecified damages, attorney's fees and interest. The defendants believe that Mr. Burke's claims are without merit and intend to vigorously defend against them.

By letter dated March 25, 2005, the court-appointed receiver (the "Receiver") of Lancer Management Group, LLC and certain related parties asserted that he has determined that payments made by Lancer Partners, L.P. totaling $3.0 million and payments made by related entities totaling $5.3 million were avoidable as fraudulent transfers. Lancer Partners, L.P. and certain related entities purchased securities of the Company in past private placement transactions. The letter provides no basis for the Receiver's determination and seeks evidence from the Company establishing that the payments were not avoidable or the payment of $8.3 million. The Company is in the process of reviewing the transactions identified in the Receiver's letter.

The Company has received notice that the Securities and Exchange Commission ("Commission") is conducting an informal inquiry to determine whether certain provisions of the federal securities laws have been violated in connection with the Company's accounting and financial reporting. As part of the inquiry, the staff of the Commission has requested information relative to the restatement amounts, personnel at the Air Plus subsidiary and Stonepath Group, Inc. and additional background information for the period from October 5, 2001 to December 2, 2004. The Company is voluntarily cooperating with the staff.

The Company is not able to predict the outcome of any of the foregoing litigation at this time, since each action is in an early stage. An adverse determination in any of those actions could have a material and adverse effect on the Company's financial position, results of operations and/or cash flows.

Item 4. Submission Of Matters To A Vote Of Security Holders

None

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the American Stock Exchange under the symbol "STG." The table below sets forth the high and low prices for our common stock for the quarters included within 2004 and 2003.

	High	Low
Year ended December 31, 2004		
First quarter	$4.20	$2.27
Second quarter	4.05	1.80
Third quarter	2.10	0.86
Fourth quarter	1.28	0.60
Year ended December 31, 2003		
First quarter	1.84	1.40
Second quarter	2.79	1.75
Third quarter	3.14	2.00
Fourth quarter	2.99	2.26

Share Information

As of February 28, 2005 there were 43,591,952 shares of our common stock outstanding, owned by 233 registered holders of record. Management estimates there are over 7,300 stockholders holding stock in nominee name. We have not paid cash dividends on our common stock and do not anticipate or contemplate paying cash dividends in the foreseeable future. We plan to retain any earnings for use in the operations of our business and to fund our acquisition strategy. Furthermore, we are limited in our ability to pay dividends under the terms of our domestic credit facility.

Equity Compensation Plan Information

The following table sets forth information, as of December 31, 2004, with respect to the Company's stock option plan under which common stock is authorized for issuance, as well as other compensatory options granted outside of the Company's stock option plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	10,790,984	$ 1.61	2,772,923[1]
Equity compensation plans not approved by security holders	615,200	$ 3.29	--
Total	11,406,184	$ 1.70	2,772,923

(1) Does not include options to purchase 1,436,093 shares of our common stock under the Company's stock option plan which have been exercised.

Item 6. Selected Financial Data

The following selected financial data as of and for the dates indicated have been derived from our consolidated financial statements. You should read the following selected financial data together with the consolidated financial statements and related footnotes of the Company and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected consolidated statement of operations data of the Company for the year ended December 31, 2004 and the balance sheet data of the Company as of December 31, 2004 are derived from the Company's consolidated financial statements that have been audited by Grant Thornton LLP and are included in this Annual Report on Form 10-K. The selected consolidated statement of operations data of the Company for each of the years in the two-year period ended December 31, 2003 and the balance sheet data of the Company as of December 31, 2003 are derived from the Company's consolidated financial statements that have been audited by KPMG LLP and are included in this Annual Report on Form 10-K. The selected consolidated financial statements of operations data of the Company for the years ended December 31, 2001 and 2000 and the balance sheet data of the Company as of December 31, 2002, 2001 and 2000 are derived from the Company's audited consolidated financial statements (after reclassification for discontinued operations, as discussed below) which are not included in this Annual Report on Form 10-K.

From inception through the first quarter of 2001, our principal business strategy focused on the development of early-stage technology businesses with significant Internet features and applications. In June 2001, we adopted a new business strategy to build a global integrated logistics services organization by identifying, acquiring and managing controlling interests in profitable logistics businesses. On December 28, 2001, the Board of Directors approved a plan to dispose of all of the assets related to the former business, since the investments were incompatible with our new business strategy. Accordingly, for financial reporting purposes, the results of operations of our former line of business have been accounted for as a discontinued operation and have been reclassified and reported as a separate line item in the consolidated statements of operations.

Consolidated Statement Of Operations Data (In Thousands, Except Per Share Amounts):	Year ended December 31, 2004	2003	2002	2001	2000
Total revenue	$ 367,081	$ 220,084	$ 122,788	$ 15,598	$ --
Cost of transportation	282,359	158,106	86,085	10,009	--
Net revenue	84,722	61,978	36,703	5,589	--
Operating expenses	90,298	60,300	35,956	10,409	7,420
Income (loss) from operations	(5,576)	1,678	747	(4,820)	(7,420)
Other income (expense)	(3,652)	(1,278)	128	1,295	2,065
Income (loss) from continuing operations before income tax expense and minority interest	(9,228)	400	875	(3,525)	(5,355)
Income tax expense	2,395	736	421	71	--
Income (loss) from continuing operations before minority interest	(11,623)	(336)	454	(3,596)	(5,355)
Minority interest	1,395	187	--	--	--
Income (loss) from continuing operations	(13,018)	(523)	454	(3,596)	(5,355)
Loss from discontinued operations	(25)	(263)	--	(13,863)	(30,816)
Net income (loss)	(13,043)	(786)	454	(17,459)	(36,171)
Preferred stock dividends	--	--	15,020	(4,151)	(45,751)
Net income (loss) attributable to common stockholders	$ (13,043)	$ (786)	$ 15,474	$ (21,610)	$ (81,922)
Basic earnings (loss) per common share:					
Continuing operations	$ (0.33)	$ (0.02)	$ 0.70	$ (0.38)	$ (2.89)
Discontinued operations	--	(0.01)	--	(0.68)	(1.75)
	$ (0.33)	$ (0.03)	$ 0.70	$ (1.06)	$ (4.64)
Diluted earnings (loss) per common share [(1)]:					
Continuing operations	$ (0.33)	$ (0.02)	$ 0.02	$ (0.38)	$ (2.89)
Discontinued operations	--	(0.01)	--	(0.68)	(1.75)
	$ (0.33)	$ (0.03)	$ 0.02	$ (1.06)	$ (4.64)
Weighted average common shares:					
Basic	38,972	29,626	22,155	20,510	17,658
Diluted	38,972	29,626	29,233	20,510	17,658

(1) Diluted earnings per common share for 2002 excludes the impact of the July 18, 2002 exchange transaction with the holders of the Company's Series C Preferred Stock.

Consolidated Balance Sheet Data (In Thousands):

	December 31, 2004	2003	2002	2001	2000
Cash and cash equivalents	$ 2,801	$ 3,074	$ 2,266	$ 15,228	$ 29,100
Working capital	257	13,127	4,709	15,081	27,713
Total assets	122,946	90,269	53, 985	40,714	44,911
Long-term debt	1,897	1,135	--	--	--
Stockholders' equity	44,969	56,323	33,165	32,092	43,326

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion is intended to further the reader's understanding of our financial condition and results of operations and should be read in conjunction with our consolidated financial statements and related notes included elsewhere herein. This discussion also contains statements that are forward-looking. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks and uncertainties set forth elsewhere in this Annual Report and in our other SEC filings. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date hereof.

Overview

We are a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. We offer a full range of time-definite transportation and distribution solutions through our Domestic Services platform where we manage and arrange the movement of raw materials, supplies, components and finished goods for our customers. These services are offered through our domestic air and ground freight forwarding business. We offer a full range of international logistics services including international air and ocean transportation as well as customs house brokerage services through our International Services platform. In addition to these core service offerings, we also provide a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory control solutions. We serve a customer base of manufacturers, distributors and national retail chains through a network of offices in 24 major metropolitan areas in North America, one in Puerto Rico, 13 locations in Asia and 6 locations in Brazil, using an extensive network of independent carriers and service partners strategically located around the world.

As a non-asset-based provider of third-party logistics services, we seek to limit our investment in equipment, facilities and working capital through contracts and preferred provider arrangements with various transportation providers who generally provide us with favorable rates, minimum service levels, capacity assurances and priority handling status. The dollar volume of our purchased transportation services enables us to negotiate attractive pricing with our transportation providers.

Although our strategic objective is to build a leading global logistics services organization that integrates established operating businesses and innovative technologies, we identified a need to restructure certain of our businesses commencing in the fourth quarter of 2004. This restructuring involves the integration of duplicate facilities, abandonment of a major facility, rationalization of personnel and systems and certain other actions. We expect to complete the restructuring by the end of the second quarter of 2005. Further limiting our acquisition strategy is the seventh amendment to our credit facility with LaSalle Business Credit, LLC (see Note 8 to our consolidated financial statements). This amendment includes, among other covenants, a prohibition on further acquisitions and conditions to the payment of contractually obligated earn-out payments. Notwithstanding these conditions in our credit facility and our immediate-term focus on restructuring certain of the businesses within the United States, we remain committed to our acquisition strategy. We plan to achieve this objective by broadening our network through a combination of synergistic acquisitions (assuming we are allowed to continue our acquisition strategy under a replacement credit facility) and the organic expansion of our existing base of operations. Once resumed, the focus of this strategy will be on acquiring businesses that have demonstrated historic levels of profitability, have a proven record of delivering high quality services, have a customer base of large and mid-sized companies and which otherwise may benefit from our long-term growth strategy and status as a public company.

Our acquisition strategy relies upon two primary factors: First, our ability to identify and acquire target businesses that fit within our general acquisition criteria and, second, the continued availability of capital and financing resources sufficient to complete these acquisitions and fund earn-out payments for previous acquisitions. Our growth strategy relies upon a number of factors, including our ability to efficiently integrate the businesses of the companies we acquire, generate the anticipated synergies from their integration, and maintain the historic sales growth of the acquired businesses so as to generate continued organic growth. The business risks associated with these factors are discussed in Item 1 of this report under the heading "Risks Particular to our Business."

Our principal source of income is derived from freight forwarding services. As a freight forwarder, we arrange for the shipment of our customers' freight from point of origin to point of destination. Generally, we quote our customers a turnkey cost for the movement of their freight. Our price quote will often depend upon the customer's time-definite needs (same day or later as scheduled), special handling needs (heavy equipment, delicate items, environmentally sensitive goods, electronic components, etc.) and the means of transport (truck, air, ocean or rail). In turn, we assume the responsibility for arranging and paying for the underlying means of transportation.

We also provide a range of other services including customs brokerage, warehousing and other value-added logistics services which include customized distribution and inventory control services, fulfillment services and other value-added supply chain services.

Gross revenue represents the total dollar value of services we sell to our customers. Our cost of transportation includes direct costs of transportation, including motor carrier, air, ocean and rail services. We act principally as the service provider to add value in the execution and procurement of these services to our customers. Our net transportation revenue (gross transportation revenue less the direct cost of transportation) is the primary indicator of our ability to source, consolidate, add value and resell services provided by third parties, and is considered by management to be a key performance measure. Management believes that net revenue is also an important measure of economic performance. Net revenue includes transportation revenue and our fee-based activities, after giving effect to the cost of purchased transportation. In addition, management believes measuring operating costs as a function of net revenue provides a useful metric as our ability to control costs as a function of net revenue directly impacts operating earnings. With respect to our services other than freight transportation, net revenue is identical to gross revenue as the principal costs for these services are payroll and facility costs.

Our operating results will be affected as acquisitions occur. Since all acquisitions are made using the purchase method of accounting for business combinations, our consolidated financial statements will only include the results of operations and cash flows of acquired companies for periods subsequent to the date of acquisition. Starting in the second half of 2003, we began a program to establish an offshore network of owned offices with an initial focus in Asia. To help facilitate the consolidation, analysis and public reporting process, our offshore operations are included within our consolidated results on a one-month lag, or more specifically, our calendar year results will include results from offshore operations for the period December 1 though November 30.

Our GAAP based net income will also be affected by non-cash charges relating to the amortization of customer related intangible assets and other intangible assets arising from our completed acquisitions. Under applicable accounting standards, purchasers are required to allocate the total consideration in a business combination to the identified assets acquired and liabilities assumed based on their fair values at the time of acquisition. The excess of the consideration paid over the fair value of the identifiable net assets acquired is to be allocated to goodwill, which is tested at least annually for impairment. Applicable accounting standards require the Company to separately account for and value certain identifiable intangible assets based on the unique facts and circumstances of each acquisition. As a result of the Company's acquisition strategy, our net income (loss) will include material non-cash charges relating to the amortization of customer related intangible assets and other intangible assets acquired in our acquisitions. Although these charges may increase as the Company completes more acquisitions, we believe we are actually growing the value of our intangible assets (e.g., customer relationships).

A significant portion of our revenue is derived from our international operations, and the growth of those operations is an important part of our business strategy. Our current international operations are focused on the shipment of goods into and out of the United States and are dependent on the volume of international trade with the United States. Our strategic plan contemplates the growth of those operations, as well as the expansion into the transportation of goods wholly outside of the United States. A list of the factors that could adversely affect our current international operations has been included in Item 1 of this Annual Report on Form 10-K, under the heading "Risks Particular to our Business."

Our operating results are also subject to seasonal trends when measured on a quarterly basis. Our first and second quarters are likely to be weaker as compared with our other fiscal quarters, which we believe is consistent with the operating results of other supply chain service providers. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand and economic conditions. Since our revenue is largely derived from customers whose shipments are dependent upon consumer demand and just-in-time production schedules, the timing of our revenue is often beyond our control. Factors such as shifting demand for retail goods and/or manufacturing production delays could unexpectedly affect the timing of our revenue. As we increase the scale of our operations, seasonal trends in one area may be offset to an extent by opposite trends in another area. We cannot accurately predict the timing of these factors, nor can we accurately estimate the impact of any particular factor, and thus we can give no assurance that historical seasonal patterns will continue in future periods.

Critical Accounting Policies

Accounting policies, methods and estimates are an integral part of the consolidated financial statements prepared by us and are based upon our current judgments. Those judgments are normally based on knowledge and experience with regard to past and current events and assumptions about future events. Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the consolidated financial statements and because of the possibility that future events affecting them may differ from our current judgments. While there are a number of accounting policies, methods and estimates that affect our consolidated financial statements as described in Note 2 to the consolidated financial statements, areas that are particularly significant include revenue recognition, costs of purchased transportation, accounting for stock options, the assessment of the recoverability of long-lived assets, specifically goodwill and acquired intangibles, the establishment of an allowance for doubtful accounts, useful lives for tangible and intangible assets and the valuation allowance for deferred income tax assets.

The Company derives its revenue from three principal sources: freight forwarding, customs brokerage, and warehousing and other value-added services. As a freight forwarder, the Company is primarily a non-asset-based carrier that does not own or lease any significant transportation assets. The Company generates the majority of its revenue by purchasing transportation services from direct (asset-based) carriers and using those services to provide to its customers transportation of property for compensation. The Company is able to negotiate favorable buy rates from the direct carriers by consolidating shipments from multiple customers and concentrating its buying power, while at the same time offering lower sell rates than most customers would otherwise be able to negotiate themselves. When acting as an indirect carrier, the Company will enter into a written agreement with its customers or issue a tariff and a house bill of lading to customers as the contract of carriage. When the freight is physically tendered to a direct carrier, the Company receives a separate contract of carriage, or master bill of lading. In order to claim for any loss associated with the freight, the customer is first obligated to pay the freight charges. Based on the terms in the contract of carriage, revenue related to shipments where the Company issues a house bill of lading is recognized when the freight is delivered to the direct carrier at origin. Costs related to the shipment are also recognized at this same time. Most transportation costs are estimated at the time of shipment and such estimates are updated for differences between estimated and actual amounts at the time invoices are processed for payment. Our revised processes for domestic purchased transportation costs also require the assessment of the adequacy of the recorded estimates. All other revenue, including revenue for customs brokerage and warehousing and other value-added services, is recognized upon completion of the service.

In certain instances, accounting principles generally accepted in the United States of America allow for the selection of alternative accounting methods. Two alternative methods for accounting for stock options are available - the intrinsic value method and the fair value method. We use the intrinsic value method of accounting for stock options, and accordingly, no compensation expense is recognized for options issued at an exercise price equal to or greater than the quoted market price on the date of grant to employees, officers and directors. Under the fair value method, the determination of the pro forma amounts involves several assumptions including option life and volatility. If the fair value method were used, both basic and diluted loss per share would have increased by $0.15 in 2004.

As discussed in Note 2 to the consolidated financial statements, the goodwill arising from our acquisitions is not amortized, but instead is tested for impairment at least annually in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets. The impairment test requires several estimates including future cash flows, growth rates and the selection of a discount rate. In addition, the acquired intangibles arising from those transactions are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The recoverability of long-lived assets to be held and used (including our identifiable intangible assets) is assessed by comparing the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset. In developing our future cash flow estimates, we incorporate assumptions that marketplace participants would use in their estimates, including, among other things, that (i) existing operations are evaluated on a stand-alone basis and, as such, achieve no revenue or cost synergies, (ii) no further acquisitions are made, (iii) formerly acquired companies achieve their earnings targets and their earn-outs are fully paid, (iv) future earnings are fully taxed and (v) no additional equity is raised. We cannot guarantee that our assets will not be impaired in future periods.

Acquired intangibles consist of customer related intangibles and non-compete agreements arising from the Company's acquisitions. Customer related intangibles are amortized using accelerated methods over five to seven years and non-compete agreements are amortized using the straight-line method over periods of three to five years.

We maintain reserves for specific and general allowances against accounts receivable. The specific reserves are established on a case-by-case basis by management. A general reserve is established for all other accounts receivable, based on a specified percentage of the accounts receivable balance. We continually assess the adequacy of the recorded allowance for doubtful accounts, based on our knowledge about the customer base. While credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Our discontinued operations, which focused on the development of early-stage technology businesses, and our continuing operations have generated significant net operating loss carryforwards (NOLs) which could have value in the future. After giving effect for certain annual limitations based on changes in ownership as defined in Section 382 of the Internal Revenue Code, we estimate that approximately $47.0 million in NOLs may be available to offset future federal taxable income. Under SFAS No. 109, Accounting for Income Taxes, we are required to provide a valuation allowance to offset deferred tax assets if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2004, the valuation allowance was $23.1 million. Given our historical losses and our limited track record to date, we maintained a full valuation allowance against our deferred tax assets as of December 31, 2004. We had deferred tax liabilities of approximately $1.7 million at December 31, 2004 and approximately $1.0 million at December 31, 2003, primarily related to the tax amortization of goodwill, which is deductible for tax purposes over a life of 15 years but is not amortized for book purposes. We do not anticipate paying federal income taxes in the near future as we expect that our existing NOLs will be sufficient to offset current taxable income, if any. However, additional sales of our securities could have the effect of significantly limiting our ability to utilize our existing NOLs in the future.

Discontinued Operations

Prior to the first quarter of 2001, our principal business was developing early-stage technology businesses with significant Internet features and applications. Largely as a result of the significant correction in the global stock markets which began during 2000, and the corresponding decrease in the valuation of technology businesses and contraction in the availability of venture financing during 2001, we elected to shift our business strategy to focus on the acquisition of operating businesses within a particular industry segment. Following a wind down of the technology business during the second quarter of 2001, we focused our acquisition efforts specifically within the transportation and logistics industry. This decision occurred in conjunction with our June 21, 2001 appointment of Dennis L. Pelino as our Chairman and Chief Executive Officer. Mr. Pelino brings to us over 25 years of logistics experience, including most recently, as President and Chief Operating Officer of Fritz Companies, Inc., where he was employed from 1987 to 1999.

To reflect the change in business model, our consolidated financial statements have been presented in a manner in which the assets, liabilities, results of operations and cash flows related to our former business have been segregated from that of our continuing operations and are presented as discontinued operations.

Results Of Operations

Year ended December 31, 2004 compared to year ended December 31, 2003

The following table summarizes our total revenue, net transportation revenue and other revenue (in thousands):

	2004	2003	Change Amount	Change Percent
Total revenue	$ 367,081	$ 220,084	$ 146,997	66.8%
Transportation revenue	$ 343,460	$ 203,187	$ 140,273	69.0
Cost of transportation	282,359	158,106	124,253	78.6
Net transportation revenue	61,101	45,081	16,020	35.5
Net transportation margin	*17.8%*	*22.2%*		
Customs brokerage	9,393	10,027	(634)	(6.3)
Warehousing and other value-added services	14,228	6,870	7,358	107.1
Net revenue	$ 84,722	$ 61,978	$ 22,744	36.7%
Net revenue margin	*23.1%*	*28.2%*		

Total revenue was $367.1 million in 2004, an increase of 66.8% over total revenue of $220.1 million in 2003. $39.4 million or 26.8% of the increase in total revenue was attributable to same store growth with $107.6 million or 73.2% of the increase in total revenue attributable to acquisitions. The Domestic Services platform delivered $145.2 million in total revenue in 2004, an improvement of $15.7 million or 12.1% over the same prior year period with $14.0 million of the increase coming from same store growth and the remaining $1.7 million coming from acquisitions. The International Services platform delivered $221.9 million in total revenue for 2004, a period over period improvement of $131.3 million or 144.9%, with $25.3 million of the increase coming from same store growth and the remaining $106.0 million improvement attributed to acquisitions, primarily Shaanxi.

Net transportation revenue was $61.1 million in 2004, an increase of 35.5% over net transportation revenue of $45.1 million in 2003. $4.0 million or 25.0% of the increase was attributable to same store growth with $12.0 million or 75.0% of the increase in net transportation revenue attributable to acquisitions. The Domestic Services platform delivered $32.6 million of net transportation revenue in 2004, a decrease of $0.8 million or 2.4% compared to the same prior year period with a $1.2 million decrease in same store activity, which was driven by low margin transportation business under a broad services contract with a large customer and higher fuel surcharges absorbed by the business, partially offset by an increase of $0.4 million from acquisitions. The International Services platform delivered $28.5 million of net transportation revenue in 2004, a period over period improvement of $16.8 million or 143.3%, with $3.9 million of the increase coming from same store growth and the remaining $12.9 million improvement attributed to acquisitions, primarily Shaanxi.

Net transportation margin decreased to 17.8% for the year ended December 31, 2004 from 22.2% for the comparable period in 2003 primarily driven by the change in revenue mix resulting from the recent acquisitions within the International Services platform, which generally operate at lower margins than those found in the Domestic Services platform. The International Services expansion has added significantly to our global capabilities required by our customers. For the International Services platform, net transportation margin has declined in line with previous expectations to 13.6% from 14.9% as a result of the general rate increases and fuel surcharges imposed by the underlying asset-based carriers as well as the impact of the Shaanxi transaction in early 2004. Shaanxi operates principally as a wholesaler of airfreight which carries lower margins but provides the International Services platform with the opportunity for growth in the higher-margin retail component of the airfreight business. Net transportation margin for the Domestic Services platform decreased to 24.5% for the year ended December 31, 2004 from 26.9% for the comparable period in 2003 driven primarily by one low margin piece of business that the Company exited in 2004 and higher fuel surcharges.

Customs brokerage and other value-added services revenue was $23.6 million in 2004, an increase of 39.8% over $16.9 million in 2003. $6.5 million or 96.3% of the increase was attributable to same store growth with $0.2 million or 3.7% of the increase attributable to acquisitions. The Domestic Services platform delivered $12.2

million of revenue from these services in 2004, an improvement of $7.0 million or 128.3% over the same prior year period with $6.5 million of the increase coming from same store growth, driven by the start-up of a significant new account, and the remaining $0.5 million coming from acquisitions. The International Services platform delivered $11.4 million of revenue from these services in 2004, a period over period decrease of $0.3 million or 2.2%, driven primarily by a decline in activity from a large customer. The customs brokerage and other value-added services revenue from this large customer is expected to continue at this level through 2005.

Net revenue was $84.7 million in 2004, an increase of 36.7% over net revenue of $62.0 million in 2003. $10.4 million or 45.7% of the increase was attributable to same store growth with $12.3 million or 54.3% of the increase attributable to acquisitions. The Domestic Services platform delivered $44.8 million of net revenue in 2004, an improvement of $6.2 million or 16.0% over the same prior year period with $5.2 million of the increase coming from same store growth and the remaining $1.0 million coming from acquisitions. The International Services platform delivered $39.9 million of net revenue in 2004, a period over period improvement of $16.5 million or 70.9%, with $5.2 million of the increase coming from same store growth and the remaining $11.3 million improvement attributable to acquisitions.

Net revenue margin decreased to 23.1% for 2004 compared to 28.2% for 2003. This decrease in net revenue margin is primarily the result of the expansion of our International Services platform, which traditionally has lower margins, through multiple acquisitions in 2003 and 2004 which added significantly to our global capabilities. Net revenue margin for the Domestic Services platform increased to 30.9% for the year ended December 31, 2004 from 29.8% for the comparable period in 2003 driven primarily by growth in other value-added services provided in connection with the start-up of a significant new account. This increase was partially offset by higher fuel surcharges absorbed by the business and one low margin piece of business that the Company exited in 2004. Net revenue margin for the International Services platform decreased in line with previous expectations to 18.0% for the year ended December 31, 2004 from 25.8% for the comparable period in 2003 as a result of the general rate increases and fuel surcharges imposed by the underlying asset-based carriers as well as the impact of the Shaanxi transaction in early 2004. Shaanxi operates principally as a wholesaler of airfreight which carries lower margins but provides the International Services platform with the opportunity for growth in the higher-margin retail component of the airfreight business.

The following table summarizes certain historical consolidated statement of operations data as a percentage of our net revenue (in thousands):

	2004		2003		Change	
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenue	$ 84,722	100.0%	$ 61,978	100.0%	$ 22,744	36.7%
Personnel costs	44,988	53.1	31,888	51.5	13,100	41.1
Other selling, general and administrative costs	36,753	43.4	24,583	39.7	12,170	49.5
Depreciation and amortization	4,189	4.9	2,660	4.3	1,529	57.5
Restructuring charges	4,368	5.2	--	--	4,368	NM
Litigation settlement and nonrecurring costs	--	--	1,169	1.8	(1,169)	(100.0)
Total operating costs	90,298	106.6	60,300	97.3	29,998	49.7
Income (loss) from operations	(5,576)	(6.6)	1,678	2.7	(7,254)	NM
Provisions for excess earn-out payments	(3,075)	(3.6)	(1,270)	(2.1)	(1,805)	(142.1)
Interest income	62	0.1	49	0.1	13	26.5
Interest expense	(640)	(0.8)	(142)	(0.2)	(498)	(350.7)
Other income, net	1	0.0	85	0.1	(84)	(98.8)
Income (loss) from continuing operations before income taxes and minority interest	(9,228)	(10.9)	400	0.6	(9,628)	NM
Income tax expense	2,395	2.8	736	1.2	1,659	225.4
Loss from continuing operations before minority interest	(11,623)	(13.7)	(336)	(0.6)	(11,287)	(3,359.2)
Minority interest	1,395	1.7	187	0.3	1,208	646.0
Loss from continuing operations	(13,018)	(15.4)	(523)	(0.9)	(12,495)	(2,389.1)
Loss from discontinued operations	(25)	0.0	(263)	(0.4)	238	90.5
Net loss	$ (13,043)	(15.4)%	(786)	(1.3)	$ (12,257)	(1,559.4)%

Personnel costs were $45.0 million in 2004, an increase of 41.1% over $31.9 million in 2003. $8.0 million or 61.1% of the increase was attributable to same store growth with $5.1 million or 38.9% of the increase attributable to acquisitions. The Domestic Services platform incurred $25.1 million in personnel costs in 2004, an increase of $5.1 million and 25.6% over the same prior year period with $4.3 million of the increase coming from same store growth and the remaining $0.8 million coming from acquisitions. The International Services platform incurred $19.9 million in personnel costs for 2004, a period over period increase of $8.0 million or 67.0%, with $3.7 million of the increase coming from same store growth and the remaining $4.3 million increase attributed to acquisitions. As a percentage of net revenue, personnel costs increased in 2004 to 53.1% compared to 51.5% in 2003. This increase was due to staff increases in sales and marketing in the International Services platform in the second half of 2004 partially offset by operations and sales and marketing staff reductions in the Domestic Services platform.

The number of employees increased to 1,169 at December 31, 2004 from 827 at December 31, 2003, an increase of 342 employees or 41.4%. Of the total number of employees, 866 or 74.1% of the employees are engaged in operations; 86 or 7.4% of the employees are engaged in sales and marketing; and 217 or 18.5% of the employees are engaged in finance, administration, and management functions. Additionally, approximately 335 or 98.0% of the total increase in employees was attributable to acquisitions, while same store employee headcount increased by seven or 2.0% of the total increase in employees.

Other selling, general and administrative costs were $36.8 million in 2004, an increase of 49.5% over $24.6 million in 2003. $8.2 million or 66.9% of the increase was attributable to same store growth including increased expenses for leased equipment and facilities to support a broad services contract with a large customer and $4.0 million or 33.1% of the increase attributable to acquisitions. The Domestic Services platform incurred $26.6 million of other selling, general and administrative costs in 2004, an increase of $6.9 million and 35.4% over the same prior year period with $5.9 million of the increase coming from same store growth and the remaining $1.0 million coming from acquisitions. The International Services platform had $10.1 million in other selling, general and administrative costs for 2004, a period over period increase of $5.2 million or 106.3%, with $2.2 million of the increase coming from same store growth and the remaining $3.0 million increase attributed to acquisitions. As a percentage of net revenue, other selling and administrative costs increased in 2004 to 43.4% compared to 39.7% in 2003. This increase was primarily due to non-recurring charges incurred in the first quarter of 2004 related to bad debts, communications and technology costs and higher than expected costs related to our Sarbanes-Oxley compliance initiatives.

Depreciation and amortization amounted to $4.2 million for the year ended December 31, 2004, an increase of $1.5 million or 57.5% over the comparable period in 2003 principally due to amortization of acquired intangible assets acquired in the Shaanxi and other Asian transactions. See Notes 5 and 6 to the Company's consolidated financial statements.

Restructuring costs were $4.4 million for the year ended December 31, 2004 and are comprised of $3.6 million write-off of certain technology assets, $0.7 million of personnel related charges and $0.1 million of lease termination charges.

Litigation and nonrecurring costs were $1.2 million for the year ended December 31, 2003 and are comprised of $0.8 million paid to settle litigation commenced against the Company in August 2000 in a combination of $0.4 million in cash and $0.4 million in Company stock, and $0.4 million associated with the SEC review and delayed effectiveness of a registration statement filed in connection with a March 2003 private placement.

Loss from operations was $5.6 million in 2004, compared to income from operations of $1.7 million for 2003.

Provisions for excess earn-out payments represent the amount paid to former owners of acquired businesses that, as a result of the restatement of our financial performance for 2003, was in fact in excess of the amount that would have been paid out based on the restated financial results for 2003. Due to the uncertainty of collecting the excess payments, the Company has fully reserved for the resulting receivable from the former owners. If excess amounts paid are recovered in the future, those proceeds would be reflected as other income in the Company's consolidated statement of operations.

Interest income was relatively flat in 2004 and 2003, and remained an insignificant component of the Company's overall financial performance.

Interest expense was $0.6 million for the year ended December 31, 2004 compared to $0.1 million in the comparable prior year period driven by advances on our revolving credit facility used to fund acquisitions and working capital during 2004.

Loss from continuing operations before income taxes and minority interest was $9.2 million in 2004 compared to income from continuing operations before income taxes and minority interest of $0.4 million in 2003.

As a result of historical losses related to investments in early-stage technology businesses and our subsequent transition to a third-party logistics services provider, the Company has accumulated federal NOLs. The Company has approximately $47.0 million of NOLs as of December 31, 2004 to offset future federal taxable income. The Company does not anticipate paying significant federal income taxes in the near future because it expects that the NOLs will be sufficient to offset substantially all of its federal income tax liability, if any. In addition to minor state income taxes and approximately $1.7 million of foreign income taxes, the Company recorded deferred income taxes amounting to $0.6 million and $0.6 million for the years ended December 31, 2004 and 2003, respectively, primarily related to amortization of goodwill for income tax purposes. This provision will increase as the goodwill related to the Company's U.S.-based operations is amortized over its tax life of fifteen years.

Loss from continuing operations before minority interest was $11.6 million in 2004, compared to a loss of $0.3 million in 2003.

Minority interest for the year ended December 31, 2004 was $1.4 million compared to $0.2 million in 2003. The increase was primarily related to the Shaanxi operation, acquired in February 2004, of which the Company owns a 55% interest.

Loss from discontinued operations was nominal in 2004. The loss from discontinued operations in 2003 reflects the costs associated with the remaining lease liability of a property used in the Company's former internet business, as well as a payment made to a consultant for services provided in 2000.

Net loss was $13.0 million in 2004, compared to $0.8 million in 2003. Basic and diluted loss per share was ($0.33) for 2004 compared to a loss of ($0.03) per basic and diluted share for 2003.

Year ended December 31, 2003 compared to year ended December 31, 2002

The following table summarizes our total revenue, net transportation revenue and other revenue (in thousands):

			Change	
	2003	**2002**	**Amount**	**Percent**
Total revenue	$ 220,084	$ 122,788	$ 97,296	79.2%
Transportation revenue	$ 203,187	$ 113,510	$ 89,677	79.0
Cost of transportation	158,106	86,085	72,021	83.7
Net transportation revenue	45,081	27,425	17,656	64.4
Net transportation margin	*22.2%*	*24.2%*		
Customs brokerage	10,027	6,290	3,737	59.4
Warehousing and other value-added services	6,870	2,988	3,882	129.9
Net revenue	$ 61,978	$ 36,703	$ 25,275	68.9
Net revenue margin	*28.2%*	*29.9%*		

Total revenue was $220.1 million for the year ended December 31, 2003, an increase of $97.3 million or 79.2% over total revenue of $122.8 million for the comparable period in 2002. $17.1 million or 17.6% of the increase in total revenue was attributable to the operations of the businesses we acquired in 2003; $24.3 million or 25.0% was due to an increase in same store growth; and the remaining $55.9 million or 57.4% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002.

Net transportation revenue was $45.1 million for the year ended December 31, 2003, an increase of $17.7 million or 64.4% over net transportation revenue of $27.4 million for the comparable period in 2002. $3.8 million or 21.5% of the increase in net transportation revenue was attributable to the operations of the businesses we acquired in 2003; $5.1 million or 28.8% was due to same store growth; and the remaining $8.8 million or 49.7% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002.

Net transportation margin decreased to 22.2% for the year ended December 31, 2003 from 24.2% for the comparable period in 2002. This decrease in net transportation margin is primarily the result of the addition in the second quarter of 2002 of our International Services platform, which traditionally has lower margins, and its expansion through our 2003 acquisitions of CSI and G-Link Singapore and Cambodia. Net transportation margin for the International Services platform, while still reducing the consolidated net transportation margin, did increase to 14.9% for the year ended December 31, 2003 from 13.9% for the comparable period in 2002 driven primarily by increased capacity purchasing power at our emerging Hong Kong facility. Net transportation margin for the Domestic Services platform decreased to 26.9% for the year ended December 31, 2003 from 29.2% for the comparable period in 2002 driven primarily by one low margin piece of business that the Company ultimately exited in 2004.

Customs brokerage and other value-added services revenue was $16.9 million for the year ended December 31, 2003, an increase of $7.6 million over customs brokerage and other value-added services revenue of $9.3 million in the comparable period of 2002. $3.1 million or 40.8% of the increase was attributable to same store growth; $0.3 million or 3.9% of the increase was attributable to operations of the businesses we acquired in 2003; and the remaining $4.2 million or 55.3% of the increase was attributable to operations acquired or launched as new operations over the course of 2002, which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002.

Net revenue was $62.0 million for the year ended December 31, 2003, an increase of $25.3 million or 68.9% over net revenue of $36.7 million for the comparable period in 2002. $4.1 million or 16.2% of the increase in net revenue was attributable to the operations of the businesses we acquired in 2003; $8.3 million or 32.8% was due to same store growth; and the remaining $12.9 million or 51.0% of the increase was attributable to an incremental quarter of Global and United American results and an incremental three quarters of Hong Kong results in 2003 over 2002.

Net revenue margin decreased to 28.2% for 2003 compared to 29.9% for 2002. This decrease in net revenue margin is primarily the result of the addition in the second quarter of 2002 of our International Services platform, which traditionally has lower margins, and its expansion through our 2003 acquisitions of CSI and G-Link Singapore and Cambodia. Net revenue margin for the International Services platform decreased to 25.8% for the year ended December 31, 2003 from 27.5% for the comparable period in 2002. Net revenue margin for the Domestic Services platform decreased to 29.8% for the year ended December 31, 2003 from 31.2% for the comparable period in 2002 driven primarily by one low margin piece of business that the Company ultimately exited in 2004.

The following table summarizes certain historical consolidated statement of operations data as a percentage of our net revenue (in thousands):

	2003		2002		Change	
	Amount	Percent	Amount	Percent	Amount	Percent
Net revenue	$ 61,978	100.0%	$ 36,703	100.0%	$ 25,275	68.9%
Personnel costs	31,888	51.5	19,089	52.0	12,799	67.0
Other selling, general and administrative costs	24,583	39.7	14,680	40.0	9,903	67.5
Depreciation and amortization	2,660	4.3	2,187	6.0	473	21.6
Litigation settlement and nonrecurring costs	1,169	1.8	--	--	1,169	NM
Total operating costs	60,300	97.3	35,956	98.0	24,344	67.7
Income from operations	1,678	2.7	747	2.0	931	124.6
Provisions for excess earn-out payments	(1,270)	(2.1)	--	--	(1,270)	NM
Interest income	49	0.1	91	0.3	(42)	(46.2)
Interest expense	(142)	(0.2)	--	--	(142)	NM
Other income, net	85	0.1	37	0.1	48	129.7
Income from continuing operations before income taxes and minority interest	400	0.6	875	2.4	(475)	(54.3)
Income tax expense	736	1.2	421	1.2	315	74.8
Income (loss) from continuing operations before minority interest	(336)	(0.6)	454	1.2	(790)	NM
Minority interest	187	0.3	--	--	187	NM
Income (loss) from continuing operations	(523)	(0.9)	454	1.2	(977)	NM
Loss from discontinued operations	(263)	(0.4)	--	--	(263)	NM
Net income (loss)	(786)	(1.3)	454	1.2	(1,240)	NM
Preferred stock dividends	--	--	15,020	40.9	(15,020)	(100.0)
Net income (loss) attributable to common stockholders	$ (786)	(1.3)%	$ 15,474	42.1%	$ (16,260)	NM

Personnel costs were $31.9 million for the year ended December 31, 2003, an increase of $12.8 million or 67.0% over personnel costs of $19.1 million for the comparable period in 2002. $1.4 million or 10.9% of the increase in personnel costs was attributable to the operations of the businesses we acquired in 2003; $4.2 million or 32.8% was due to same store growth; and $7.2 million or 56.3% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong that was opened in the third quarter of 2002. Personnel costs as a percentage of net revenue decreased to 51.5% from 52.0% year over year.

The number of employees increased to 827 at December 31, 2003 from 510 at December 31, 2002, an increase of 317 employees or 62.2%. Of the total number of employees, 622 or 75.2% of the employees are engaged in operations; 57 or 6.9% of the employees are engaged in sales and marketing; and 148 or 17.9% of the employees are engaged in finance, administration, and management functions. Additionally, approximately 185 or 58.4% of the total increase in employees was attributable to acquisitions, while approximately 130 employees or 41.6% were added to meet the demands of the increase in our business in 2003.

Other selling, general and administrative costs were $24.6 million for the year ended December 31, 2003, an increase of $9.9 million or 67.5% over other selling, general and administrative costs of $14.7 million for the comparable period in 2002. $1.7 million or 17.2% of the increase was attributable to the operations of the businesses we acquired in 2003; $5.3 million or 53.5% was due to same store growth; and $2.9 million or 29.3% of the increase was attributable to operations acquired or launched as new operations over the course of 2002 which included the Global and United American acquisitions as well as the office in Hong Kong. As a percentage of net revenue, other selling general and administrative costs decreased to 39.7% from 40.0% year over year.

Depreciation and amortization amounted to $2.7 million for the year ended December 31, 2003, an increase of $0.5 million or 21.6% over the comparable period in 2002 principally due to amortization of acquired intangible assets acquired in the Regroup and G-Link transactions. See Note 6 to the Company's consolidated financial statements.

Litigation and nonrecurring costs were $1.2 million for the year ended December 31, 2003 and are comprised of $0.8 million paid to settle litigation commenced against the Company in August 2000 in a combination of $0.4 million in cash and $0.4 million in Company stock, and $0.4 million associated with the SEC review and delayed effectiveness of a registration statement filed in connection with a March 2003 private placement.

Income from operations was $1.7 million in 2003, compared to $0.7 million for 2002.

Provisions for excess earn-out payments represent the amount paid to former owners of acquired businesses that, as a result of the restatement of our financial performance for 2003, was in fact in excess of the amount that would have been paid out based on the restated financial results for 2003. Due to the uncertainty of collecting the excess payments, the Company has determined that the resulting receivable from the former owners should be fully reserved for. If excess amounts paid are recovered in the future, those proceeds would be reflected as other income in the Company's consolidated statement of operations.

Interest income was nominal for the year ended December 31, 2003 compared to interest income of $0.1 million for the comparable prior year period. With year over year cash balances being reduced as a result of our acquisition program, interest income remained an insignificant component of the Company's overall financial performance.

Interest expense was $0.1 million for the year ended December 31, 2003 compared to no interest expense in the comparable prior year period driven by advances on our revolving credit facility used to fund acquisitions and working capital during 2003.

Income from continuing operations before income taxes and minority interest was $0.4 million in 2003 compared to $0.9 million in 2002.

As a result of historical losses related to investments in early-stage technology businesses and our subsequent transition to a third-party logistics services provider, the Company has accumulated federal NOLs. In addition to minor state and foreign income taxes, the Company recorded deferred income taxes amounting to $0.6 million and $0.4 million for the years ended December 31, 2003 and 2002, respectively, primarily related to amortization of goodwill for income tax purposes. This provision will increase as the goodwill related to the Company's U.S.-based operations is amortized over its tax life of fifteen years.

Loss from continuing operations before minority interest was $0.3 million in 2003, compared to income of $0.5 million in 2002.

Minority interest for the year ended December 31, 2003 was $0.2 million and was primarily related to the G-Link operations, acquired in August 2003, of which the Company owns a 70% interest.

The losses from discontinued operations in 2003 reflect the costs associated with the remaining lease liability of a property used in the Company's former internet business, as well as a payment made to a consultant for services provided in 2000.

Net loss was $0.8 million in 2003, compared to net income of $0.5 million in 2002.

In 2002, the Company recorded a net non-cash benefit of $15.0 million associated with the restructuring of our Series C Preferred stock, after giving effect to $1.9 million in preferred stock dividends. See Note 12 to the consolidated financial statements.

Net loss attributable to common stockholders was $0.8 million in 2003, compared to net income attributable to common stockholders of $15.5 million in 2002. Basic loss per share was ($0.03) for 2003 compared to earnings per share of $0.70 for 2002. Diluted loss per share was ($0.03) for 2003 compared to earnings per share of $0.02 for 2002. Diluted earnings per share for 2002 excludes the net effect of the Series C exchange transaction.

Disclosures About Contractual Obligations

The following table aggregates all contractual commitments and commercial obligations that affect the Company's financial condition and liquidity position as of December 31, 2004 (in thousands):

Contractual Obligations	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Operating lease obligations	$ 8,578	$ 12,522	$ 1,952	$ 1,516	$ 24,568
Capital lease obligations	1,510	--	--	--	1,510
Earn-outs payable	2,646	--	--	--	2,646
Other long-term liabilities reflected on the Company's consolidated balance sheet under GAAP[a]	--	1,898	--	--	1,898
Lines of credit	16,912	--	--		16,912
Letter of credit	150	--	--	--	150
Total contractual obligations	29,796	14,420	1,952	1,516	47,684
Contingent earn-out obligations[b][c]	--	27,453	3,417	--	30,870
Total contractual and contingent obligations	$ 29,796	$ 41,873	$ 5,369	$ 1,516	$ 78,554

(a) Consists of a note payable to the former owner of Shaanxi amounting to $1,898 due March 31, 2006.

(b) Consists of potential obligations related to earn-out payments to the former owners of our existing subsidiaries, as discussed under Liquidity and Capital Resources.

(c) During the 2005-2008 earn-out period, there is an additional contingent obligation related to tier-two earn-outs that could be as much as $18.0 million if certain of the acquired companies generate an incremental $37.0 million in pre-tax earnings.

Financial Outlook

We believe that gross revenues will be approximately $375 million in 2005. Due to a number of factors, including the financial performance of our Domestic Services operations, the Company's intent to restructure its operations to realize synergies as part of the Company's overall acquisition strategy and future efforts to realize efficiencies from a newly developed operating system, we are not able to provide guidance at this time about expected future performance beyond gross revenues.

Our restructuring initiative includes the rationalization of facilities and personnel within the U.S. Some of these initiatives have been defined but much remains to be defined and implemented. This initiative resulted in a material charge which negatively impacted the Company's financial results in the fourth quarter of 2004. We will provide guidance in the future, but only after our plan is fully implemented and the newly streamlined operations have been functioning for a reasonable period of time. This moratorium on financial performance guidance will be in effect for 2005 and perhaps beyond. All previously issued financial guidance did not reflect the impact of the decreased financial performance of the Domestic Services platform or restructuring discussed above, nor was management aware of these issues at the time that the previously issued guidance was provided. For these reasons, previously issued guidance relative to operating results for 2005 has been withdrawn.

Sources of Growth

Management believes that a comparison of "same store" growth is critical in the evaluation of the quality and extent of the Company's internally generated growth. This "same store" analysis isolates the revenue contributions from operations that have been included in the Company's operating results for the full comparable prior year period. The table below presents "same store" comparisons for the year ended December 31, 2004 (which is the measure of any increase from the same period of 2003).

	For the year ended December 31, 2004
Domestic	10.6%
International	29.9%
Total	18.7%

Liquidity and Capital Resources

As we approach the next stage of our development, we need to augment our capital structure by replacing our U.S. Facility and by obtaining additional capital from other sources. This may take the form of subordinated debt, convertible preferred stock and/or common stock, among others. Such an enhanced capital structure would permit continued expansion, but at a far slower pace than it has in the past. There is no assurance that we will be able to replace our U.S. Facility, that additional capital will be available, or if available, at terms acceptable to us.

The seasonal trend of the business together with earn-out payments presents significant liquidity challenges for the Company at the end of the first quarter of each year. These challenges have been magnified by the acceleration of $1.4 million in lease payments in connection with a cross default provision in the lease documents (See Notes 8 and 18 to the consolidated financial statements). These needs will be satisfied by the deferral of certain earn-out payments for the purchase of certain subsidiaries and the successful raising of additional equity and debt financing, all of which are in various stages of completion.

Cash and cash equivalents totaled $2.8 million and $3.1 million as of December 31, 2004 and 2003. Working capital totaled $0.3 million and $13.1 million at December 31, 2004 and 2003.

Cash used in operating activities was $1.6 million for 2004 compared to $4.0 million used in 2003, which included a decrease of $12.2 million in working capital.

Net cash used in investing activities was $16.4 million in 2004 compared to $15.9 million used in 2003. Investing activities were driven principally by the acquisition of new businesses. We deployed $8.0 million for the acquisition of new businesses in 2004 compared to $9.4 million in 2003 and $2.7 million in support of our web-based operating platform, Tech-Logis™, in 2004 compared to $3.2 million in 2003. In addition, we funded $3.4 million in earn-out payments in 2004.

Cash provided by financing activities generated $17.7 million in 2004 compared to cash provided by financing activities of $20.7 million in 2003. In 2004, we borrowed $16.9 million under our lines of credit, received $1.8 million of proceeds from exercised options and warrants and paid debt financing fees of $0.2 million and capital lease payments of $0.8 million.

We paid $6.5 million in cash for earn-outs on or around April 1, 2004 based on initially the 2003 performance of certain of our acquired companies relative to their respective pre-tax earnings targets that we believed to be accurate at the time of the payments. Based on restated financial results for the year ended December 31, 2003, we have determined that amounts were paid in excess of amounts due by approximately $3.1 million. We have fully reserved these receivables because of differing interpretations, by the Company and the selling shareholders, of the earn-out provisions of the purchase agreements. We will attempt to recover the excess amounts paid from the former owners of the acquired businesses. Any amounts we recover will result in the recognition of non-operating income in the period recovered.

On July 18, 2002 we completed a private exchange transaction that eliminated approximately $44.6 million, the Series C preferred stock. The terms of the Series C preferred stock would have significantly constrained our future growth opportunities. In return for eliminating the Series C preferred stock, we issued 1,911,071 shares of common stock, warrants to purchase 1,543,413 shares of common stock at an exercise price of $1.00 per share for a term of three years, and a new class of Series D preferred stock that would convert into 3,607,420 shares of our common stock no later than December 31, 2004. The terms of the Series D preferred stock were structured to make it much like a common equity equivalent in that (1) it received no dividend, (2) it was subordinated to new rounds of equity, and (3) it held a limited liquidation preference which expired at the end of 2003. In addition, the holders of the Series D preferred stock were restricted from selling the common stock received upon conversion of the Series D preferred stock until July 19, 2003 and were permitted limited resale based on trading volume through July 19, 2004.

We may receive proceeds in the future from the exercise of warrants and options outstanding as of February 28, 2005 in accordance with the following schedule:

	Number of Shares	Proceeds
Options outstanding under our stock option plan	10,757,451	$ 17,336,395
Non-plan options	615,200	2,026,750
Warrants	1,957,784	4,417,794
Total	13,330,435	$ 23,780,939

Effective November 17, 2004, we amended our revolving credit facility with LaSalle Business Credit, LLC (the "U.S. Facility"). The U.S. Facility is collateralized by accounts receivable and other assets of the Company and its subsidiaries. The U.S. Facility requires the Company and its U.S. subsidiaries to comply with certain financial covenants. Advances under the U.S. Facility are available to fund future working capital and other corporate purposes. As of March 1, 2005, we had advances of $13.1 million and we had eligible accounts receivable sufficient to support $18.6 million in borrowings from our U.S. Facility. This U.S. Facility also included a $5.0 million bridge loan facility available to the Company at the rate of prime plus 2.00%. The Company borrowed the full $5.0 million available for the bridge loan facility on August 24, 2004 and subsequently repaid the bridge loan facility by November 26, 2004. Under the terms of our amended U.S. Facility, we are not permitted to make additional acquisitions without the lender's consent. In addition, as a condition to the payment of any earn-out payments for any of its U.S.-based operations, the amended U.S. Facility requires that the Company maintain a 60 day average undrawn availability of at least $2.5 million after taking effect for any such earn-out payment.

Effective October 27, 2004, Stonepath Holdings (Hong Kong) Limited ("Asia Holdings") entered into a $10.0 million term credit facility with Hong Kong League Central Credit Union (the "Asia Facility") collateralized by the accounts receivable of the Company's Hong Kong and Singapore operations and an unsecured subordinated guarantee from Stonepath Group, Inc. The Asia Facility carries a term of one year and an interest rate of 15.0% for amounts outstanding thereunder. On November 4, 2004, Asia Holdings borrowed $3.0 million under the Asia Facility.

Below are descriptions of material acquisitions made since 2001 including a breakdown of consideration paid at closing and future potential earn-out payments. We define "material acquisitions" as those with aggregate potential consideration of $5.0 million or more.

On October 5, 2001, we acquired Air Plus, a group of Minneapolis-based privately held companies that provide a full range of logistics and transportation services. The total value of the transaction was $34.5 million, consisting of cash of $17.5 million paid at closing and a four-year earn-out arrangement of $17.0 million. In the earn-out, we agreed to pay the former Air Plus shareholders installments of $3.0 million in 2003, $5.0 million in 2004, $5.0 million in 2005 and $4.0 million in 2006, with each installment payable in full if Air Plus achieves pre-tax income of $6.0 million in each of the years preceding the year of payment. In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis to the extent of the shortfall. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $6.0 million level. Based upon restated financial results, the cumulative adjusted earnings for Air Plus from date of acquisition through December 31, 2003 was $8.1 million compared to the previously calculated amount of $12.7 million. As a result, the Company believes that it has paid approximately $3.9 million to selling shareholders in excess of amounts that should have been paid. As a consequence of the restatements, the amounts paid in 2004 and 2003 in excess of earn-out payments due were reclassified from goodwill to advances due from shareholders. At December 31, 2004, the excess earn-out payments related to the 2003 and 2002 results of operations have been fully reserved for because of differing interpretations, by the Company and selling shareholders, of the earn-out provisions of the purchase agreement. However, the Company will seek the refund of such excess payments.

On April 4, 2002, we acquired SLIS, a Seattle-based privately held company which provides a full range of international air and ocean logistics services. The transaction was valued at up to $12.0 million, consisting of cash of $5.0 million paid at the closing and up to an additional $7.0 million payable over a five-year earn-out period based upon the future financial performance of SLIS. We agreed to pay the former SLIS shareholders a total of $5.0 million in base earn-out payments payable in installments of $0.8 million in 2003, $1.0 million in 2004 through 2007 and $0.2 million in 2008, with each installment payable in full if SLIS achieves pre-tax income of $2.0 million in each of the years preceding the year of payment (or the pro rata portion thereof in 2002 and 2007). In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a pro-rata basis. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $2.0 million level. We also provided the former SLIS shareholders with an additional incentive to generate earnings in excess of the base $2.0 million annual earnings target ("SLIS's tier-two earn-out"). Under SLIS's tier-two earn-out, the former SLIS shareholders are also entitled to receive 40% of the cumulative pre-tax earnings in excess of $10.0 million generated during the five-year earn-out period subject to a maximum additional earn-out opportunity of $2.0 million. SLIS would need to generate cumulative earnings of $15.0 million over the five-year earn-out period to receive the full $7.0 million in contingent earn-out payments. Based upon 2004 performance, the former SLIS shareholders will receive $1.0 million on April 1, 2005. On a cumulative basis, SLIS has generated $13.5 million in adjusted earnings, providing its former shareholders with a total of $2.8 million in cash earn-out payments and excess earnings of $8.0 million to carryforward and apply to future earnings targets.

On May 30, 2002, we acquired United American, a Detroit-based privately held provider of expedited transportation services. The United American transaction provided us with a new time-definite service offering focused on the automotive industry. The transaction was valued at up to $16.1 million, consisting of cash of $5.1 million paid at closing and a four-year earn-out arrangement based upon the future financial performance of United American. We agreed to pay the former United American shareholder a total of $5.0 million in base earn-out payments payable in installments of $1.25 million in 2003 through 2006, with each installment payable in full if United American achieves pre-tax income of $2.2 million in each of the years preceding the year of payment. In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis to the extent of the shortfall. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $2.2 million level. The Company has also provided the former United American shareholder with an additional incentive to generate earnings in excess of the base $2.2 million annual earnings target ("United American's tier-two earn-out"). Under United American's tier-two earn-out, the former United American shareholder is also entitled to receive 50% of the cumulative pre-tax earnings generated by a certain pre-acquisition customer in excess of $8.8 million during the four-year earn-out period subject to a maximum additional earn-out opportunity of $6.0 million. United American would need to generate cumulative earnings of $20.8 million over the four-year earn-out period to receive the full $11.0 million in contingent earn-out payments. Based upon restated financial results, the cumulative adjusted earnings for United American from the date of acquisition through December 31, 2003 was $1.7 million compared to the previously calculated amount of $2.4 million. The Company believes that it has paid approximately $0.5 million to the selling shareholder in excess of amounts due. As a consequence of the restatements, the amounts paid in 2004 and 2003 in excess of earn-out payments due were reclassified from goodwill to advances due from shareholders. At December 31, 2004, the excess earn-out payment related to the 2003 and 2002 results of operations have been fully reserved for because of differing interpretations, by the Company and the selling shareholder, of the earn-out provisions of the purchase agreement. However, the Company will seek the refund of such excess payment.

On June 20, 2003, through our indirect wholly owned subsidiary, Stonepath Logistics Government Services, Inc. (f/k/a TSI) we acquired the business of Regroup, a Virginia limited liability company. The Regroup transaction enhanced our presence in the Washington, D.C. market and provided a platform to focus on the logistics needs of U.S. government agencies and contractors. The transaction was valued at up to $27.2 million, consisting of cash of $3.7 million and $1.0 million of Company stock paid at closing, and a five-year earn-out arrangement. The Company agreed to pay the members of Regroup a total of $10.0 million in base earn-out payments payable in equal installments of $2.5 million in 2005 through 2008, if Regroup achieves pre-tax income of $3.5 million in each of the years preceding the year of payment. In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $3.5 million level. The Company also agreed to pay the former members of

Regroup an additional $2.5 million if Regroup earned $3.5 million in pre-tax income during the 12-month period commencing July 1, 2003, however no payment was required based on Regroup's actual results. In addition, the Company has also provided the former members of Regroup with an additional incentive to generate earnings in excess of the base $3.5 million annual earnings target ("Regroup's tier-two earn-out"). Under Regroup's tier-two earn-out, the former members of Regroup are also entitled to receive 50% of the cumulative pre-tax earnings in excess of $17.5 million generated during the five-year earn-out period subject to a maximum additional earn-out opportunity of $10.0 million. Regroup would need to generate cumulative earnings of $37.5 million over the five-year earn-out period in order for the former members to receive the full $22.5 million in contingent earn-out payments.

On August 8, 2003, through two indirect international subsidiaries, we acquired a seventy (70%) percent interest in the assets and operations of the Singapore and Cambodia based operations of the G-Link Group, which provide a full range of international logistics services, including international air and ocean transportation, to a worldwide customer base of manufacturers and distributors. This transaction substantially increased our presence in Southeast Asia and expanded our network of owned offices through which to deliver global supply chain solutions. The transaction was valued at up to $6.2 million, consisting of cash of $2.8 million, $0.9 million of the Company's common stock paid at the closing and an additional $2.5 million payable over a four-year earn-out period based upon the future financial performance of the acquired operations. We agreed to pay $2.5 million in base earn-out payments payable in installments of $0.3 million in 2004, $0.6 million in 2005 through 2006 and $1.0 million in 2007, with each installment payable in full if the acquired operations achieve pre-tax income of $1.8 million in each of the years preceding the year of payment (or the pro rata portion thereof in 2003 and 2006). In the event there is a shortfall in pre-tax income, the earn-out payment will be reduced on a dollar-for-dollar basis. Shortfalls may be carried over or carried back to the extent that pre-tax income in any other payout year exceeds the $1.8 million level. As additional purchase price, the Company also agreed to pay G-Link for excess net assets amounting to $1.5 million through the issuance of Company common stock, on a post-closing basis. Based upon 2004 performance, G-Link will be entitled to receive $0.5 million on April 1, 2005.

On February 9, 2004, through a wholly-owned subsidiary, we acquired a 55% interest in Shanghai-based Shaanxi. Shaanxi provides a wide range of customized transportation and logistics services and supply chain solutions. The transaction was valued at up to $11.0 million, consisting of cash of $3.5 million and $2.0 million of the Company's common stock paid at the closing, plus up to an additional $5.5 million payable over a five-year period based upon the future financial performance of Shaanxi. The earn-out payments are due in five installments of $1.1 million beginning in 2005, with each installment payable in full if Shaanxi achieves pre-tax income of at least $4.0 million in each of the earn-out years. In the event there is a shortfall in pre-tax income, the earn-out payment for that year will be reduced on a dollar-for-dollar basis by the amount of the shortfall. Shortfalls may be carried over or back to the extent that pre-tax income in any other payout year exceeds the $4.0 million level. As additional purchase price, on a post-closing basis the Company agreed to pay Shaanxi for 55% of its closing date working capital, which amounted to $1.9 million. On March 21, 2005, the Company and the selling shareholder entered into a financial arrangement whereby the amount due became subject to a note payable due March 31, 2006 with interest at 10% per annum. Based upon 2004 performance, the shareholder of Shaanxi will be entitled to receive $0.9 million on April 1, 2005.

We may be required to make significant payments in the future if the earn-out installments under our various acquisitions become due. While we believe that a significant portion of the required payments will be generated by the acquired subsidiaries, we may have to secure additional sources of capital to fund some portion of the earn-out payments as they become due. This presents us with certain business risks relative to the availability and pricing of future fund raising, as well as the potential dilution to our stockholders if the fund raising involves the sale of equity.

The following table summarizes our maximum possible contingent base earn-out payments for the years indicated based on results of the prior year as if pre-tax earnings targets associated with each acquisition were achieved although the Company does not expect the Domestic Services pre-tax earnings levels to be fully achieved (in thousands)[(1)(2)(3)]:

	2006	2007	2008	2009	Total
Earn-out payments:					
Domestic	$ 8,050	$ 2,500	$ 2,500	$ --	$ 13,050
International	5,131	5,503	3,769	3,417	17,820
Total earn-out payments	$ 13,181	$ 8,003	$ 6,269	$ 3,417	$ 30,870
Prior year pre-tax earnings targets[(3)]					
Domestic	$ 12,306	$ 3,500	$ 3,500	$ --	$ 19,306
International	12,446	13,502	8,840	7,723	42,511
Total pre-tax earnings targets	$ 24,752	$ 17,002	$ 12,340	$ 7,723	$ 61,817
Domestic	65.4%	71.4%	71.4%	--	67.6%
International	41.2%	40.8%	42.6%	44.2%	41.9%
Combined	53.3%	47.1%	50.8%	44.2%	49.9%

(1) Excludes the impact of prior year's pre-tax earnings carryforwards (excess or shortfalls versus earnings targets).

(2) During the 2005-2008 earn-out period, there is an additional contingent obligation related to tier-two earn-outs that could be as much as $18.0 million if certain of the acquired companies generate an incremental $37.0 million in pre-tax earnings.

(3) Aggregate pre-tax earnings targets as presented here identify the uniquely defined earnings targets of each acquisition and should not be interpreted to be the consolidated pre-tax earnings of the Company which would give effect for, among other things, amortization or impairment of intangible assets created in connection with each acquisition or various other expenses which may not be charged to the operating groups for purposes of calculating earn-outs.

The Company is a defendant in a number of legal proceedings. Although we believe that the claims asserted in these proceedings are without merit, and we intend to vigorously defend these matters, there is the possibility that the Company could incur material expenses in the defense and resolution of these matters. Furthermore, since the Company has not established any reserves in connection with such claims, such liability, if any, would be recorded as an expense in the period incurred or estimated. This amount, even if not material to the Company's overall financial condition, could adversely affect the Company's results of operations and cash flows in the period recorded.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised), "Share-Based Payment" ("SFAS No. 123R"), which replaced SFAS No. 123, "Accounting for Stock-Based Compensation", and superseded Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123R will require compensation cost related to share-based payment transactions to be recognized in the financial statements. As permitted by SFAS No. 123, we currently follow the guidance of APB No. 25, which allows the use of the intrinsic value method of accounting to value share-based payment transactions with employees. SFAS No. 123R requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. SFAS No. 123R allows implementation using a modified version of prospective application, under which compensation expense for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS No. 123R also allows companies to implement it by restating previously issued financial statements, basing the amounts on the expense previously calculated and reported in their pro forma footnote disclosures required under SFAS No. 123. We will adopt SFAS No. 123R using the modified prospective method beginning July 1, 2005. The impact of adopting SFAS No. 123R on our consolidated results of operations is not expected to differ materially from the pro forma disclosures currently required by SFAS No. 123 (see Note 2j to our consolidated financial statements).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement addresses the fair value concepts contained in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," which included certain exceptions to the concept that exchanges of similar productive assets should be recorded at the carrying value of the asset relinquished. SFAS No. 153 eliminates that exception and replaces it with a general exception for exchanges of nonmonetary assets that lack commercial substance. Only nonmonetary exchanges in which an entity's future cash flows are expected to significantly change as a result of the exchange will be considered to have commercial substance. SFAS No. 153 must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a significant effect on the Company's financial position, results of operations or cash flows.

The FASB issued two final FASB Staff Positions ("FSPs") addressing the financial accounting for certain provisions of the American Jobs Creation Act of 2004 (the "Act"). A provision of the Act allows taxpayers a deduction equal to a percentage of the lesser of the taxpayer's qualified domestic production activities income or taxable income, subject to a limitation of 50% of annual wages paid. FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," addresses whether the qualified domestic production activities should be treated as a special deduction or a rate reduction under SFAS No. 109.

Additionally, another provision of the Act provides taxpayers a special, one-time 85% dividend received deduction for certain foreign earnings that are repatriated in either a company's first taxable year beginning on or after the date of the Act's enactment or the last taxable year beginning before such date. Some companies have requested that clarification be provided on certain aspects of the repatriation provisions of the Act. Until these clarifications are made, we are unable to conclude whether we will repatriate earnings or how much that repatriation will be.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Currently, our exposure to foreign currency exchange risk is not significant, although, as our international operations expand, that exposure could increase. Our exposure to market risk relates primarily to changes in interest rates and the resulting impact on our interest incurred and our cash flows. We place our cash with high credit quality financial institutions and invest that cash in money market funds and investment grade securities with maturities of less than 90 days. We are averse to principal loss and ensure the safety and preservation of our invested funds by investing in only highly rated investments and by limiting our exposure in any one issuance. Our credit facility bears interest at a variable rate. If market interest rates had changed by 100 basis points, interest expense and our cash flows would have changed by approximately $118,000 and $107,000, respectively. We do not invest in derivative financial instruments.

Item 8. Financial Statements and Supplementary Data

Our consolidated financial statements as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004 and footnotes related thereto are included within Item 15(a) of this report and may be found at pages 66 through 100. Schedule II - Valuation and Qualifying Accounts, may be found on page 101.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On June 17, 2004, the Company dismissed KPMG LLP ("KPMG") as the Company's independent accountants. On June 24, 2004, the Company engaged Grant Thornton LLP as its new independent accountants.

KPMG's audit reports on the Company's consolidated financial statements for the fiscal years ended December 31, 2003 and 2002 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

The decision to change accountants was made by Stonepath's Audit Committee.

During the fiscal years ended December 31, 2003 and 2002, and the subsequent interim period through the Company's change in independent accountants, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to KPMG's satisfaction, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report.

There were no reportable events (as defined in Regulation S-K, Item 304(a)(1)(v)) during the fiscal years ended December 31, 2003 and 2002 and the subsequent interim period through the Company's change in independent accountants, except for the reportable condition described in the first paragraph of Item 9A of this Annual Report on Form 10-K.

Item 9A. Controls and Procedures

Overview

In January 2004, the Company restated its consolidated statements of operations for the last three quarters of fiscal 2002, the first three quarters of fiscal 2003, and for the year ended December 31, 2002, as a result of an error discovered in the legacy accounting processes of SLIS. The Company determined that a process error existed which resulted in the failure to eliminate certain intercompany transactions in consolidation. This process error was embedded in the legacy accounting process of SLIS for a period which began substantially before its acquisition by the Company in April 2002. The Company believes that the presence of this error, in and of itself, constituted a reportable condition as defined under standards established by the American Institute of Certified Public Accountants. This significant deficiency was addressed by correcting the process error that resulted in the failure to eliminate intercompany transactions in consolidation. In addition, the Company changed its organizational structure to require the senior financial representatives within the International Services segment to report directly to the Company's Chief Financial Officer.

In connection with the preparation of the Company's June 30, 2004 consolidated financial statements, the Company's management determined that Stonepath Logistics Domestic Services, Inc. ("SLDS") did not follow the Company's designed disclosure controls and procedures to report a potential weakness in the methodology used by SLDS to estimate its accrued cost of purchased transportation. Based on its initial analysis at that time, the Company recorded an immaterial increase to SLDS' cost of transportation in the second quarter of 2004. The Company's management believes that the failure of SLDS to follow the designed disclosure and control procedures in and of itself constitutes a material weakness as defined under standards established by the Public Company Accounting Oversight Board (United States) ("PCAOB"). The Company has implemented changes in its estimating procedures and its processes for recognizing differences between actual and estimated costs to assure the proper recognition of purchased transportation costs. To address this material weakness, the Company initiated an immediate change in process at its Domestic Services segment to reduce the likelihood that a similar error could occur in the future. In addition, the Company changed its organizational structure to require the senior financial representatives within the Domestic Services segment to report directly to the Company's Chief Financial Officer.

On September 20, 2004, the Company announced, after having performed some additional analysis, that it had understated its accrued purchase transportation liability and related cost of purchased transportation for previously reported periods as a result of an error discovered in the accounting processes within certain subsidiary operations of the Domestic Services segment. The Company determined that the process error did not accurately account for the differences between the estimates and the actual freight costs incurred. This allowed for an accumulation of previously unrecorded purchased transportation costs to build up (such amounts should have been reflected as purchased transportation costs). In addition, the error resulted in the Company making earn-out payments to selling shareholders in amounts greater than what otherwise would have been owed. The Company believes that the presence of this error is indicative of a material weakness in internal controls as defined under standards established by the PCAOB. To address this material weakness, the Company has altered its methods to recognize the difference between actual costs of transportation and estimates for such costs on a timely basis and will modify its operating systems to provide for the recording of purchased transportation costs at the time an order is entered.

In the course of its review of the process error related to the under accrual of purchased transportation, the Company also identified two additional process errors related to revenue transactions within the Domestic Services segment. At its Detroit location, the Company identified a billing error in which the operating unit was invoicing one of its automotive customers at rates which had been approved by a customer representative who did not have the authority to do so. This customer billing error caused the Company to overstate its revenues. At its Minneapolis location, the Company identified an accounting error related to revenue recognition and depreciation that originated during the second quarter of 2004. Upon billing to a customer for certain capital equipment purchased in connection with the launch of a new distribution center for that customer, the unit recognized the revenue immediately rather than over the two-year life of the contract and had depreciated the capital equipment over its useful life rather than matching it to the life of the contract. The Company believes that the presence of the billing error and the accounting error in the aggregate constitute a material weakness as defined under standards established by the PCAOB. The Company has addressed the material weakness by advising management of each unit in question on the proper treatment of these and similar transactions in the future.

The Company has restated its consolidated financial statements for the first two quarters of 2004, and for the years ended December 31, 2003, 2002 and 2001 to correct the processing errors related to its purchased transportation accrual, the customer billings issue, and to reflect the related income tax effects. In addition, the amounts owed as of December 31, 2003 and 2002 under various earn-out provisions have been changed to reflect the impact of the restatement.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the Company's ability to initiate, record, process and report financial data consistent with the assertions of management in the financial statements.

Disclosure Controls and Procedures

As of December 31, 2004, the Company carried out an evaluation of the effectiveness of the Company's disclosure controls and procedures. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer. The Company's disclosure controls and procedures are designed to ensure the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported on a timely basis.

Based on that evaluation, taking into account the significant deficiencies, material weaknesses and remedial actions described above, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2004.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external reporting purposes in accordance with the U.S. generally accepted accounting principles. Management, together with independent consultants, has made a comprehensive review, evaluation and assessment of the Company's internal control over financial reporting as of December 31, 2004. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in "Internal Control – Integrated Framework." In accordance with Section 404 of the Sarbanes-Oxley Act of 2002, management has made the following assessment:

- Disparate operating systems impacting the design and operating effectiveness of internal control over financial reporting require rationalization, modification, documentation and remediation of internal control weaknesses.

- Operating and financial systems, including program change controls, impacting the design and operating effectiveness of internal control over financial reporting require rationalization, modification, documentation and remediation of internal control weaknesses.

- Financial policies and procedures impacting the design and operating effectiveness of internal control over financial reporting require rationalization, modification, documentation and remediation of internal control weaknesses.

- The Company had inadequate controls related to its assessment of the effectiveness of the Company's internal control over financial reporting. Management was not able to complete their assessment in a timely manner and completed their assessment on February 11, 2005, which did not allow adequate time for the external auditors to complete their audit of management's report on the effectiveness of the Company's internal control over financial reporting.

- The Company had inadequate controls related to its consolidation process. The Company's consolidation process is a manual process performed by individuals with the ability to initiate and record adjustments within the consolidation. Certain reporting subsidiaries maintain two general ledger applications which creates the potential for errors as a result of entering information twice. The Company has a large number of entities and a large number of different applications. The Company's process for the consolidation of accounting information from this number of entities and applications is error prone. In addition, the corporate office has the ability to make adjustments to the consolidation without any documented level of approval.

- The Company had inadequate controls related to the accounting for purchased transportation. The Company's public filings for fiscal years 2003 and 2002, and for the first and second quarters of fiscal year 2004 have been restated due to control deficiencies related to the accrued purchased transportation. The process for accounting for accrued purchased transportation did not accurately account for the differences between the estimates and the actual freight costs incurred. This allowed for an accumulation of previously unrecorded purchased transportation costs to accumulate (such amounts should have been reflected as purchased transportation costs). In addition, the error resulted in the Company making earn-out payments to selling shareholders in amounts greater than what otherwise would have been owed.

- The Company had inadequate controls related to the approval of contracts, and initiating and approving adjustments related to claims. A key member of management of a Company subsidiary was responsible for initiating and approving contracts. This individual also had the ability to initiate and approve the recording of related transactions to contracts. We noted that this individual was responsible for establishing policies and procedures, establishing limits of authority, and approving customers.

- The Company had inadequate controls related to application access rights at its International Services subsidiary. Various employees have access to numerous application programs that are outside of the employees' job requirements. For example, of the 82 employees of the subsidiary, 34 have the ability to add, delete, or modify vendors and 27 employees have the ability to issue checks. Of the 60 users who have the ability to initiate a payment, 28 are authorized signatories with the bank. In addition, all users have access to enter payment information into the accounts payable subsystem regardless of job responsibility.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. These control deficiencies identified above resulted in the need to restate the Company's consolidated financial statements as described above. Accordingly, management has determined that these conditions constitute a material weakness. Because of this material weakness, we have concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2004 based on the criteria in the "Internal Control – Integrated Framework."

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004 has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report (which disclaimed an opinion on management's assessment and on the effectiveness of the Company's internal control over financial reporting as of December 31, 2004) which appears on pages 66 to 67.

Changes in Internal Control over Financial Reporting

Management of the Company has evaluated, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of 2004 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting. As discussed in Management's Report on Internal Control Over Financial Reporting, in the fourth quarter of 2004, the Company identified material weaknesses in internal control over financial reporting in the Company's information systems and financial policies and procedures.

As of the end of the period covered by this report, the Company has not fully remediated the material weaknesses in the Company's internal control over financial reporting. However, the Company has taken the following remedial actions:

- Corporate systems and financial leadership is being replaced;
- Consolidation and integration of all financial and systems personnel within the United States is in process of implementation;
- Policies and procedural definitions and, in certain instances, changes resulting from the Chief Executive Officer's and the Chief Financial Officer's evaluation of internal control over financial reporting are in various stages of being developed, documented and implemented; and
- An ongoing self evaluation system of internal control over financial reporting and disclosures is being developed.

Other than the changes identified above, there have been no changes to the Company's internal control over financial reporting that occurred since the beginning of the Company's fourth quarter of 2004 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF STONEPATH GROUP, INC.

The following is the report of the Audit Committee for the year ended December 31, 2004. The Audit Committee is composed of three directors, each of whom meets the American Stock Exchange's independence standards. The Audit Committee had historically operated under a written charter adopted by the Board of Directors in 2000. At a meeting held on March 25, 2003, the Board of Directors adopted a new written charter for the Audit Committee. On January 28, 2004, the Board of Directors amended such written charter for the Audit Committee. The Audit Committee as a whole meets regularly with the Company's management and independent auditors to discuss the adequacy of the Company's internal control environment and financial reporting, accounting matters, audit results and compliance with its corporate responsibility program.

In carrying out its responsibilities and fulfilling obligations under its charter, the Audit Committee, among other things:

- reviewed with the independent auditors their audit plan audit scope and identified audit risks;
- discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, "Communications with Audit Committees," as modified or

supplemented, including, among other items, matters related to the conduct of the audit of the Company's consolidated financial statements;

- obtained from the independent auditors a written statement describing all relationships between the independent auditors and the Company that might bear on the auditors' independence, consistent with Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees";

- discussed with the independent auditors any relationships that may impact their objectivity and independence, and generally satisfied itself that the auditors are independent;

- reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2004 with management and the independent auditors;

- obtained from management the representation that the Company's consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States of America; and

- discussed with management and the independent auditors the quality and adequacy of the Company's internal controls.

Based on its review, analysis and discussions with management and the independent auditors, the Audit Committee recommended to the Company's Board of Directors (and the Board approved) that the Company's audited consolidated financial statements for the three years ended December 31, 2004 be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004. The Audit Committee and the Board have also recommended, subject to shareholder ratification, the selection of the Company's independent auditors for 2005.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
David R. Jones, Chairman
Aloysius T. Lawn, IV
Robert McCord

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Our directors and executive officers as of February 28, 2005 were as follows:

Name	Age	Position
Dennis L. Pelino	57	Chairman of the Board of Directors
Jason F. Totah	45	Chief Executive Officer
Robert Arovas	61	President
Thomas L. Scully	55	Chief Financial Officer, Vice President, Secretary, Treasurer and Controller
J. Douglass Coates	62	Director
John H. Springer (2)	48	Director
David R. Jones (1)(2)	56	Director
Aloysius T. Lawn, IV (1)(2)	46	Director
Robert McCord (1)	46	Director

---

(1) Member of Audit Committee
(2) Member of Compensation Committee

The following is a brief summary of the business experience of the foregoing directors and executive officers.

Dennis L. Pelino has served as our Chairman of the Board of Directors since June 21, 2001 and was also our Chief Executive Officer from that date until October 2004. Mr. Pelino has over two decades of executive experience in the logistics industry. From 1986 to 1999, he was employed by Fritz Companies, Inc., initially as director of International Operations and Sales and Marketing, in 1993 as its Chief Operating Officer and commencing in 1996, also as its President. Mr. Pelino was also a member of the Board of Directors of Fritz Companies from 1991 to 1999. During Mr. Pelino's tenure, he acquired or started over 50 companies for Fritz as it became one of the leading global logistics companies. Prior to Fritz, Mr. Pelino held senior executive positions in the container shipping industry and in the domestic full-service truck leasing industry. From 1999 through 2001, Mr. Pelino was involved as a director and principal of a number of private ventures which explored opportunities in the logistics industry and which provided consulting services relative to business opportunities in Latin America, China and other Far Eastern regions.

Jason F. Totah has served as our Chief Executive Officer since October 2004. Prior to then, he was the Chief Executive Officer of Stonepath Logistics International Services, Inc. (f/k/a Global Transportation Services, Inc., "Global"). Mr. Totah joined Global in 1990 and has held several positions including Seattle branch manager and Senior Vice President, Sales and Marketing, and Senior Vice President of Sales and Operations. Prior to joining Global, he worked in international logistics for Amoco Petroleum, stationed in various locations around the world. He graduated from Oregon State in 1983 with a degree in Agriculture Engineering.

Robert Arovas has served as our President since October 2004. From June 1999 to July 2002, Mr. Arovas was the President and Chief Executive Officer of Geologistics Corporation, a privately held global logistics provider. Prior to that, Mr. Arovas was the Executive Vice President, Chief Financial Officer of Fritz Companies from 1997 to 1999. Earlier in his career, Mr. Arovas held executive positions at various companies, including The Pittston Company and Burlington Air Express and has a background in public accounting. Since 2002, Mr. Arovas has been on the board of directors of a privately held company, provided consulting services and served as part of an acquisition group in the logistics area, among other activities.

Thomas L. Scully has served as our Vice President and Controller since November 19, 2001, as our Chief Financial Officer since November 2004, and as our Treasurer and Secretary since January 2005. Before joining Stonepath, Mr. Scully was a senior manager within the assurance and advisory services of Deloitte & Touche, LLP ("Deloitte & Touche") from December 1996 to November 2001. Prior to Deloitte & Touche, from October 1980 to

June 1996, Mr. Scully was an audit partner at BDO Seidman, LLP ("BDO") where he led numerous accounting, auditing and tax engagements for publicly traded and privately-held local, national, and international clients. Prior to BDO, he held the position of audit supervisor at Coopers & Lybrand, LLP. Mr. Scully is a certified public accountant and earned a B.S. in Accounting from St. Joseph's University, Philadelphia.

J. Douglass Coates has served as a member of our Board of Directors since August 2001. He has been a principal of Manalytics International, Inc., a transportation, logistics and supply chain consulting firm based in San Francisco, California, since 1992. He was previously President of ACS Logistics, a division of American President Lines, and President of Milne Truck Lines, then a subsidiary of the Sun Company. Mr. Coates holds a B.S. in Engineering from Pennsylvania State University and an MBA from the Wharton School of the University of Pennsylvania.

John H. Springer has served as a member of our Board of Directors since May 2003. Mr. Springer has extensive global supply chain management and logistics experience, having held both domestic U.S. and international logistics positions at IBM Corporation, Union Pacific Corporation's third party logistics unit, and at Dell Computer from 1995 to 2002. Mr. Springer joined Nike Inc. in 2002 and is its Director of Global Operations - Nike Golf. Mr. Springer has been active in the Council of Logistics Management throughout his career, including holding the position of President for the Central Texas region. He earned his B.S. at Syracuse University in Transportation & Distribution Management, and his MBA from St. Edwards University in Austin, Texas.

David R. Jones has served as a member of our Board of Directors since September 2000. Mr. Jones has been President of DR Jones Financial, Inc., a privately-held consulting firm since its formation in September 1995. He is presently a director of Financial Asset Securities Corporation, an affiliate of Greenwich Capital Markets, Inc. Prior to forming DR Jones Financial, Inc., Mr. Jones was Senior Vice President-Asset Backed Finance of Greenwich Capital Markets, Inc. from 1989 to 1995. Mr. Jones served as a Vice President, and subsequently as a Managing Director of The First Boston Corporation, an investment banking firm, from 1982 to 1989 and as Manager-Product Development of General Electric Credit Corp., an asset-based lender and financial services company, from 1981 to 1982. Mr. Jones is a graduate of Harvard College and has an MBA from the Amos Tuck School of Business Administration.

Aloysius T. Lawn, IV has served as a member of our Board of Directors since February 2001. Mr. Lawn is the Executive Vice President - General Counsel and Secretary of Talk America Holdings, Inc., an integrated communications service provider with programs designed to benefit the residential and small business markets. Prior to joining Talk America Holdings, Inc. in 1996, Mr. Lawn was an attorney in private practice with extensive experience in private and public financings, mergers and acquisitions, securities regulation and corporate governance from 1985 through 1995. Mr. Lawn graduated from Yale University and Temple University School of Law.

Robert McCord has served as a member of our Board of Directors since March 2001. He is also a Managing Director of PA Early Stage, an affiliated fund of Safeguard Scientifics, Inc. At PA Early Stage, which he co-founded in 1997, Mr. McCord specializes in business development for their portfolio companies. He also serves as President and Chief Executive Officer of the Eastern Technology Council, a consortium of more than 1,200 technology-oriented companies. At the Technology Council, he provides contacts, capital and information for senior executives. Mr. McCord co-founded and also serves as a principal of the Eastern Technology Fund, which provides seed and early-stage funding for technology companies in the eastern corridor. Previously, he served as Vice President of Safeguard Scientifics, Inc., a leader in identifying, developing and operating premier technology companies. Before joining Safeguard, Mr. McCord spent a decade on Capitol Hill where he served as Chief of Staff, Speechwriter and Budget Analyst in a variety of congressional offices. He specialized in budget and deregulatory issues and, as Chief Executive Officer of the bipartisan Congressional Institute for the Future, he ran a staff which tracked legislation and provided policy analyses and briefings. Mr. McCord earned his B.S., with high honors, from Harvard University and his MBA from the Wharton School of the University of Pennsylvania.

Code of Ethics

Our Board of Directors has adopted a Code of Ethics applicable to all of our employees, including our Chief Executive Officer and Chief Financial Officer, Principal Accounting Officer and Controller. A copy of our

Code of Ethics is attached as an exhibit to this Annual Report on Form 10-K. We intend to provide any disclosures which are required by the rules of the Securities and Exchange Commission, or which we otherwise determine to be appropriate, with respect to amendments of, and waivers from, our Code of Ethics by posting such disclosures on our Internet website, www.stonepath.com.

Compliance with Section 16(a) of the Securities Exchange Act

Based solely on our review of copies of forms filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, and written representations from certain reporting persons, we believe that during 2004 all reporting persons timely complied with all filing requirements applicable to them.

Audit Committee Financial Expert

The Audit Committee of our Board of Directors is responsible for monitoring the integrity of the Company's consolidated financial statements and reporting processes and systems of internal control regarding finance, accounting, and legal compliance and approving the engagement of its independent auditors. The members of the Audit Committee are David R. Jones, Chairman, as well as Aloysius T. Lawn, IV, and Robert McCord. The Board has determined that Mr. Jones is independent and qualifies as an "audit committee financial expert" as defined in the rules of the Securities and Exchange Commission by virtue of his education and experience in complex financial matters and the analysis and review of financial statements and has designated Mr. Jones as the "audit committee financial expert."

Item 11. Executive Compensation

The following table sets forth a summary of the compensation paid or accrued for the three fiscal years ended December 31, 2004 to or for the benefit of our Chief Executive Officer and our four most highly compensated executive officers whose total annual salary and bonus compensation exceeded $100,000 (the "Named Executive Officers").

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards		
Name and Principal Position		**Salary**	**Bonus**	**Restricted Stock Awards**	**Number of Options**	**All Other Compensation**[1]
Dennis L. Pelino, Chairman	2004	$ 360,000	--	--	1,034,600 [2]	--
	2003	$ 360,000	--	--	700,000 [3]	--
	2002	$ 360,000	--	--	1,900,000 [4]	--
Jason F. Totah, Chief Executive Officer	2004	$ 325,476	$ 150,000	--	493,100 [5]	--
	2003	$ 259,436	$ 150,000	--	--	--
	2002	$ 187,500	$ 131,250	--	250,000[6]	--
Thomas L. Scully, Vice President, Chief Financial Officer, Controller, Secretary and Treasurer	2004	$ 116,750	--	--	56,000 [7]	--
	2003	$ 105,000	$ 5,000	--	33,300 [8]	--
	2002	$ 105,000	$ 12,500	--	25,000 [9]	--
Bohn H. Crain, former Chief Financial Officer and Treasurer	2004	$ 210,000	--	--	423,300[10]	--
	2003	$ 200,000	--	--	325,000[11]	--
	2002	$ 200,000	$ 37,500	--	350,000[12]	$44,000
Gary Koch, former Chief Executive Officer of Stonepath Logistics Domestic Services, Inc.	2004	$ 194,228	--	--	150,000[13]	--
	2003	$ 270,509	--	--	--	--
	2002	$ 264,497	--	--	--	--

(1) During the periods reflected, certain of the officers named in this table received perquisites and other personal benefits not reflected in the amounts of their respective annual salaries or bonuses. The dollar amount of these benefits did not, for any individual in any year, exceed the lesser of $50,000 or 10% of the total annual salary and bonus reported for that individual in any year, unless otherwise noted.

(2) The first grant of 550,000 options occurred on January 23, 2004, of which 183,334 options vested immediately, 183,333 options vested on the first anniversary of the award date and 183,333 options vest on the second anniversary of the award date. The second grant of 125,600 options occurred on February 16, 2004 and vested immediately. The third grant of 359,000 options occurred on March 11, 2004 and vest pro rata on a monthly basis commencing on March 31, 2004 through June 30, 2009.

(3) These options were granted on March 10, 2003. The first grant of 300,000 options vested immediately. The second grant of 400,000 options vest to the extent of 133,334 on the first anniversary date of the award date and to the extent of 133,333 on the second and third anniversaries of the award date.

(4) These options were granted on July 3, 2002 and vested to the extent of 633,334 on the first anniversary of the award date and to the extent of 633,333 on the second and third anniversaries of the award date.

(5) The first grant of 80,000 options occurred on January 9, 2004, of which 26,667 options vested immediately, 26,667 options vested on the first anniversary of the award date and 26,666 options vest on the second anniversary of the award date. The second grant of 13,100 options occurred on February 26, 2004 and vested immediately. The third grant of 400,000 options occurred on October 13, 2004, of which 133,333 vested on October 14, 2004, 66,667 options vest annually on October 14, 2005, 2006 and 2007 and 66,666 vest on October 14, 2008.

(6) The first grant of 200,000 options occurred on April 4, 2002 and the second grant of 50,000 options occurred on September 5, 2002. One-fourth of each of these options vest on each of the first four anniversaries after the grant date, subject to continued employment with the company through each vesting date.

(7) The first grant of 25,000 options occurred on January 9, 2004, of which 8,334 options vested immediately, 8,333 options vested on the first anniversary of the award date and 8,333 options vest on the second anniversary of the award date. The second grant of 6,000 options occurred on February 26, 2004 and vested immediately. The third grant of 25,000 options occurred on May 21, 2004 of which 8,334 options vested immediately on the first anniversary of the award date and 8,333 options vest on the second and third anniversaries of the award date.

(8) The first grant of 8,300 options occurred on March 25, 2003, of which 2,767 vested immediately with the remainder vesting pro rata over the next 24 months.

(9) These options were granted on September 5, 2002 and vest to the extent of 6,250 options on the first, second, third and fourth anniversaries of the award date.

(10) The first grant of 100,000 options occurred on January 9, 2004 of which 33,333 options vested immediately, 33,334 options vested on January 9, 2005 and 33,333 options vest on January 9, 2006. The second grant of 23,300 options occurred on February 26, 2004 and vested immediately. The third grant of 300,000 options occurred on May 26, 2004 and vest to the extent of 100,000 options on each of the first, second and third anniversary of the award date.

(11) The first grant of 200,000 options occurred on February 24, 2003. The second grant of 25,000 options occurred on March 25, 2003. The third grant of 100,000 occurred on September 5, 2003. All of these options are vested.

(12) The first grant of 150,000 options occurred on January 10, 2002. The second grant of 200,000 options occurred on July 3, 2002. All of these options are vested.

(13) These options were granted on January 9, 2004, of which 50,000 options vested immediately, 50,000 options vested on the first anniversary of the award date and 50,000 options vest on the second anniversary of the award date.

Employment Agreements

On March 10, 2004, effective as of January 1, 2004, we entered into an amended employment agreement with our Chairman, Dennis L. Pelino. This agreement amended our prior agreements with Mr. Pelino dated February 22, 2002 and June 21, 2001. Pursuant to this amendment, we agreed to extend the term of employment of Mr. Pelino through June 2009. The amendment also increased the annual compensation payable to Mr. Pelino by granting him, in addition to his current base salary of $360,000, options to purchase 359,000 shares of our common stock which vest in equal installments over the term of his employment. This grant of options was intended to provide Mr. Pelino with incremental compensation of $700,000 over the term of his employment. In addition to his base salary, Mr. Pelino is entitled to bonus compensation based upon the achievement of certain target objectives, as well as discretionary merit bonuses that can be awarded at the discretion of our Board of Directors. Mr. Pelino is also entitled to certain severance benefits upon his death, disability or termination of employment. Pursuant to the employment agreement, Mr. Pelino is also entitled to fringe benefits including participation in pension, profit sharing and bonus plans, as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement.

In connection with our acquisition of Stonepath Logistics International Services, Inc. we entered into an employment agreement with Jason F. Totah, then the President and Chief Executive Officer of that subsidiary and the current Chief Executive Officer of the Company. On April 1, 2004, we amended Mr. Totah's employment agreement to extend the term of his employment until April 1, 2009. Mr. Totah's employment agreement provides him with the right to a base annual salary of no less than $250,000, subject to minimum annual cost-of-living increases of five percent, subject to the approval of the Board of Directors. Mr. Totah is entitled to an annual performance bonus at the discretion of the Board of Directors. Mr. Totah is also entitled to certain severance benefits upon his death, disability or termination of employment. Pursuant to the employment agreement, Mr. Totah is also entitled to fringe benefits including participation in pension, profit sharing and bonus plans, as applicable, and life insurance, hospitalization major medical, paid vacation and expense reimbursement.

On February 3, 2005, we entered into an employment agreement with our President, Robert Arovas providing for an employment term of five years ending on October 14, 2009. It provides Mr. Arovas with the right to an annual salary of $250,000 (which may be increased or decreased by our Board of Directors, but not to an amount less than $250,000), annual bonuses at our discretion, and options to purchase 200,000 shares of our common stock. Mr. Arovas is also entitled to certain severance benefits upon his death, disability or termination of employment. Pursuant to the employment agreement, Mr. Arovas is also entitled to fringe benefits including participation in pension, profit sharing and bonus plans, as applicable, and life insurance, hospitalization, major medical, paid vacation and expense reimbursement.

On November 12, 2004, the Company entered into a letter agreement with its then Chief Financial Officer, Bohn Crain (the "Agreement"). The Agreement provided for the continuation of his role as Chief Financial Officer of the Company until December 31, 2004 or such earlier date requested by the Company. It also provided for his continuing service as a consultant to the Company during 2005. Under the terms of the Agreement, Mr. Crain was entitled to receive his current base salary through December 31, 2004. During 2005, Mr. Crain is entitled to receive monthly payments in the amount of $75,250 for each of January and February and then monthly payments of $30,100 for the remainder of the year.

Change in Control Arrangements

Our Chairman and our President are each employed under agreements that contain change in control arrangements. If employment of any of these officers is terminated following a change in control (other than for cause), then we must pay such terminated employee a termination payment equal to 2.99 times his salary and bonus, based upon the average annual bonus paid to him prior to termination of his employment. In addition, all of their unvested stock options shall immediately vest as of the termination date of their employment due to a change in control. In each of their agreements, a change in control is generally defined as the occurrence of any one of the following:

- any "Person" (as the term "Person" is used in Section 13(d) and Section 14(d) of the Securities Exchange Act of 1934), except for the affected employee, becoming the beneficial owner, directly or indirectly, of our securities representing 50% or more of the combined voting power of our then outstanding securities;

- a contested proxy solicitation of our stockholders that results in the contesting party obtaining the ability to vote securities representing 50% or more of the combined voting power of our then-outstanding securities;

- a sale, exchange, transfer or other disposition of 50% or more in value of our assets to another Person or entity, except to an entity controlled directly or indirectly by us;

- a merger, consolidation or other reorganization involving us in which we are not the surviving entity and in which our stockholders prior to the transaction continue to own less than 50% of the outstanding securities of the acquirer immediately following the transaction, or if a plan involving our liquidation or dissolution other than pursuant to bankruptcy or insolvency laws is adopted; or

- during any period of twelve consecutive months, individuals who at the beginning of such period constituted the Board of Directors cease for any reason to constitute at least a majority of the Board of Directors unless the election, or the nomination for election by our stockholders, of each new director was approved by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period.

Under Mr. Arovas' employment agreement, a change of control would also occur if Dennis L. Pelino is no longer the Chairman of the Company and his direct superior.

Notwithstanding the foregoing, a "change of control" is not deemed to have occurred (i) in the event of a sale, exchange, transfer or other disposition of substantially all of our assets to, or a merger, consolidation or other reorganization involving, any entity in which the affected employee has, directly or indirectly, at least a 25% equity or ownership interest; or (ii) in a transaction otherwise commonly referred to as a "management leveraged buy-out."

In addition, the existing stock options granted to these executive officers fully vest upon a "change in control," as defined within our Stock Incentive Plan.

Directors Compensation

Non-employee directors are paid $3,750 per quarter, provided that each member attends 75% of all meetings. In addition, a quarterly fee of $3,750 is paid to the chairman of the Audit and Compensation Committees. Upon joining our Board of Directors, each of our non-employee directors received an option to purchase 50,000 shares of our common stock with an exercise price equal to the closing price of our common stock on the trading day prior to the date of grant. One-half of these options vested on the first anniversary of the director's membership on the Board, and the balance vest on the second anniversary of Board membership. On November 5, 2002, each member of our Audit Committee received options to purchase 15,000 shares of our common stock at an exercise price of $1.45 per share (of which 50% vested on November 5, 2003 and the balance vested on November 5, 2004). In addition, on January 23, 2004, the chairmen of each of our Audit Committee and Compensation Committee received options to purchase 25,000 shares of our common stock at an exercise price of $3.05 per share (of which 50% vested on January 23, 2005 and the balance vest on January 23, 2006, contingent upon continued Board service).

Stock Options and Warrants

The following table sets forth information on option grants in fiscal 2004 to the Named Executive Officers.

Option Grants in Last Fiscal Year

						Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Options Granted	% of Total Options Granted to Employees in Fiscal-Year	Exercise Price	Market Price on Date of Grant	Expiration Date	5%	10%
Dennis L. Pelino	550,000	15.32%	$ 3.05	$ 3.05	January 2014	$1,054,971	$2,673,503
Dennis L. Pelino	125,600	3.50	3.38	3.38	February 2014	266,983	676,588
Dennis L. Pelino	359,000	10.00	3.75	3.75	March 2014	846,649	2,145,576
Jason F. Totah	80,000	2.23	2.38	2.38	January 2014	119,742	303,449
Jason F. Totah	13,100	0.36	3.38	3.38	February 2014	27,846	70,568
Jason F. Totah	400,000	11.14	0.75	0.75	October 2014	188,668	478,123
Thomas L. Scully	25,000	0.70	2.38	2.38	January 2014	37,419	94,828
Thomas L. Scully	6,000	0.17	3.38	3.38	February 2014	12,754	32,321
Thomas L. Scully	25,000	0.70	2.18	2.18	May 2014	34,275	86,859
Bohn H. Crain	100,000	2.79	2.38	2.38	January 2014	149,677	379,311
Bohn H. Crain	23,300	0.65	3.38	3.38	February 2014	49,528	125,514
Bohn H. Crain	300,000	8.36	2.37	2.37	May 2014	447,144	1,133,151
Gary A. Koch	150,000	4.18	2.38	2.38	January 2014	224,515	568,966

The following table sets forth information concerning year-end option values for fiscal 2004 for the Named Executive Officers. The value of the options was based on the closing price of our common stock on December 31, 2004 of $1.20.

Fiscal Year End Option Values

			Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-The-Money Options at Fiscal Year End	
	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Dennis L. Pelino	--	--	3,865,029	1,569,571	$ 684,000	$ --
Jason F. Totah	--	--	348,100	395,000	60,000	120,000
Thomas L. Scully	6,900	15,699	60,875	71,525	--	--
Bohn H. Crain	--	--	1,098,300	--	--	--
Gary A. Koch	--	--	--	--	--	--

Outstanding Stock Options

The Amended and Restated Stonepath Group, Inc. 2000 Stock Incentive Plan, (the "Stock Incentive Plan") covers 15,000,000 shares of common stock. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified stock options, restricted stock awards and incentive stock options within the meaning of Section 422 of the Code. In addition, advisors and consultants who perform services for the Company or its subsidiaries are eligible to receive non-qualified stock options under the Stock Incentive Plan. The Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors.

All stock options granted under the Stock Incentive Plan are exercisable for a period of up to ten years from the date of grant. The Company may not grant incentive stock options pursuant to the Stock Incentive Plan at exercise prices which are less than the fair market value of the common stock on the date of grant. The term of an incentive stock option granted under the Stock Incentive Plan to a stockholder owning more than 10% of the issued and outstanding common stock may not exceed five years and the exercise price of an incentive stock option granted to such stockholder may not be less than 110% of the fair market value of the common stock on the date of grant. The Stock Incentive Plan contains certain limitations on the maximum number of shares of the common stock that may be awarded in any calendar year to any one individual for the purposes of Section 162(m) of the Code.

Generally, most of the options under the Stock Incentive Plan are granted subject to periodic vesting over a period of between three and four years, contingent upon continued employment with the Company. In addition to the stock options covered by the Stock Incentive Plan, the Company has outstanding options to purchase 615,200 shares of common stock. The following schedule identifies the vesting schedule associated with all of the Company's outstanding options as of February 28, 2005.

	Plan	Non-Plan	Total
Vested as of 12/31/04	7,402,194	615,200	8,017,394
To vest in 2005	1,736,692		1,736,692
To vest in 2006	1,053,843		1,053,843
To vest in 2007	380,837		380,837
To vest in 2008	150,229		150,229
To vest in 2009	33,656		33,656
	10,757,451	615,200	11,372,651

At February 28, 2005, these options were outstanding at the following exercise prices:

Number of Options			
Plan	Non-Plan	Total	Range of Exercise Prices
3,473,334	422,000	3,895,334	$0.50 to $1.00
4,169,117	0	4,169,117	$1.01 to $2.00
3,115,000	120,000	3,235,000	$2.01 to $4.00
--	73,200	73,200	$6.38 to $17.50
10,757,451	615,200	11,372,651	

Outstanding Warrants

As of February 28, 2005, warrants to purchase 1,957,784 shares of common stock were outstanding. Most of these warrants were granted in connection with investment-related transactions. With the exception of warrants to purchase 50,000 shares at $1.23 per share, warrants to purchase 99,000 shares at $1.49 per share and warrants to purchase 600,000 shares at $5.00 per share, all of the remaining warrants are subject to an exercise price of $1.00 per share and expire in July 2005.

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION OF THE BOARD OF DIRECTORS OF STONEPATH GROUP, INC.

The Compensation Committee of the Board of Directors (the "Compensation Committee") consists of three (3) directors who are not employees of the Company and who are considered "independent" under the rules of The American Stock Exchange.

Role of the Committee

The Compensation Committee establishes, oversees and directs the Company's executive compensation programs and policies and administers the Company's stock option and other long-term incentive plans. The Compensation Committee seeks to align executive compensation with Company objectives and strategies, business financial performance and enhanced stockholder value.

The Compensation Committee regularly reviews and approves generally all compensation and fringe benefit programs of the Company and also reviews and determines the actual compensation of the Company's executive officers, as well as all stock option grants and cash incentive awards to all key employees. The Compensation Committee reviews and administers the Company's Stock Incentive Plan and the Company's 2003 Employee Stock Purchase Plan.

The Compensation Committee's objectives include (i) attracting and retaining exceptional individuals as executive officers and (ii) providing key executives with motivation to perform to the full extent of their abilities, to maximize Company performance and deliver enhanced value to the Company's stockholders. The Compensation Committee believes it is important to place a greater percentage of executive officers' total compensation, principally in the form of equity, at risk through the grant of stock options whose value is derived from the performance of the business and increase in the Company's common stock price. Executive compensation consists primarily of an annual salary, annual bonuses linked to the performance of the Company and long-term equity-based compensation.

Compensation

Salary payments in 2004 were made to compensate the ongoing performance of the Company's executive officers. Bonuses in 2004 were made to recognize contributions to the Company's business strategy. The Compensation Committee's specific decisions concerning 2004 compensation for each executive officer were made in light of each officer's level of responsibility and the Compensation Committee's judgment with respect to whether that executive officer's compensation provides appropriate recognition for performance and an incentive for future performance.

The Compensation Committee took a variety of actions during 2004 to address the need to recruit and retain executives with relevant industry experience.

The actions taken by the Compensation Committee during 2004 were designed to reward the Company's senior management group for their efforts in successfully implementing the Company's business plan and to provide additional incentives to continue their efforts to achieve significant growth in the Company's business and financial performance.

In determining the compensation to be provided to the Company's senior management group during 2004, the Compensation Committee took into account the following matters:

- The continued growth in the Company's revenues;
- Overall responsibilities and the importance of these responsibilities to the Company's success;
- Experience and ability; and
- Past short-term and long-term job performance.

During 2004, the Compensation Committee and the Board of Directors changed the basis for the compensation provided to Dennis L. Pelino, the Company's Chairman and former Chief Executive Officer. The Compensation Committee abandoned the objective of continuing to provide Mr. Pelino with the opportunity to acquire up to ten percent (10%) of the amount of the Company's outstanding common stock on a fully diluted basis. After reviewing the substantial contributions made by Mr. Pelino to the Company's growth and the benefits the Compensation Committee believed could result from his future contributions, the Compensation Committee extended the term of his employment period through June 2009, the date the earnout period from the Company's most recent acquisition expires, and increased his salary from its present level of $360,000 per year to $500,000 per year. This increase was provided to Mr. Pelino in the form of an award of options to purchase 359,000 shares of common stock that vest over the term of his employment. The Compensation Committee separately determined that Mr. Pelino was entitled to a bonus for 2003 based upon his performance, peer group compensation levels, and the advice of an independent financial consultant. This bonus was provided to Mr. Pelino by awarding him options to purchase an additional 675,600 shares of common stock in lieu of a $1,080,000 cash bonus the Compensation Committee would have otherwise provided to him. The decision to provide Mr. Pelino with options to purchase common stock instead of the cash payment of his performance bonus for 2003 and the increase in his annual salary was made after consultation with Mr. Pelino and in an effort to accommodate his desire to conserve the cash resources of the Company to fund its continued growth.

In October 2004, Mr. Pelino relinquished the role of Chief Executive Officer and Jason F. Totah was appointed to that office. While Mr. Totah's compensation did not change with his appointment to that office, he received an award of options to purchase 400,000 shares of common stock in light of his substantially increased responsibilities. Earlier in the year, Mr. Totah was awarded options to purchase 93,100 shares of common stock in recognition of his contributions as the Chief Executive Officer of Stonepath Logistics International Services, Inc.

The Compensation Committee believes that the foregoing compensation actions have helped develop a senior management group dedicated to achieving significant improvement in both the short-term and long-term financial performance of the Company.

COMPENSATION COMMITTEE OF THE BOARD
OF DIRECTORS
Aloysius T. Lawn, IV, Chairman
David R. Jones
John H. Springer

Performance Presentation

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 1999 for the Company's common stock and an investment of $100 in cash on that day for (i) the NASDAQ Market Index, (ii) the AMEX Market Index and (iii) a peer group consisting of C.H. Robinson Worldwide, Inc., EGL, Inc., Expeditors International of Washington, Inc., Forward Air Corporation, and UTi Worldwide Inc. weighted by their market capitalization. Historic stock performance is not necessarily indicative of future stock price performance. All values assume reinvestment of the full amount of any dividends and are calculated daily.



COMPARE CUMULATIVE TOTAL RETURN
AMONG STONEPATH GROUP INC.,
AMEX MARKET INDEX AND PEER GROUP INDEX
ASSUMES $100 INVESTED ON DEC. 31, 1999
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2004
275
250
225
200
175
150
125
100
75
50
25
0
1999
2000
2001
2002
2003
2004
STONEPATH GROUP INC.
PEER GROUP INDEX
AMEX MARKET INDEX
NASDAQ MARKET INDEX

	1999	2000	2001	2002	2003	2004
Stonepath Group	100.00	4.55	16.82	13.18	20.55	10.91
Peer Group Index	100.00	119.60	113.21	121.46	148.47	227.76
AMEX Market Index	100.00	98.77	94.22	90.46	123.12	140.99
NASDAQ Market Index	100.00	62.85	50.10	34.95	52.55	56.97

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following tables set forth information with respect to the beneficial ownership of common stock owned, as of February 28, 2005, by:

- the holders of more than 5% of any class of the Company's voting securities;
- each of the directors;
- each of the executive officers; and
- all directors and executives officers of the Company as a group.

As of February 28, 2005, an aggregate of 43,591,952 shares of common stock were issued and outstanding. For purposes of computing the percentages under the following tables, it is assumed that all options and warrants to acquire common stock which have been issued to the directors, executive officers and the holders of more than 5% of common stock and are fully vested or will become fully vested within 60 days from February 28, 2005 have been exercised by these individuals and the appropriate number of shares of common stock have been issued to these individuals.

COMMON STOCK

Name of Beneficial Owner	Position	Shares Owned Beneficially and of Record[1]	Percentage of Class
Gruber and McBaine Capital Management, LLC 50 Osgood Place, Penthouse, San Francisco, CA 94133[2]	Beneficial Owner	2,478,200	5.68
Dennis L. Pelino[3]	Director	4,630,301	9.69
Jason F. Totah[3]	Officer	415,353	*
Robert Arovas[3]	Officer	66,000	*
Thomas L. Scully[3]	Officer	68,775	*
Bohn H. Crain[3]	Former Officer	1,195,797	2.66
David R. Jones[8]	Director	167,500	*
Aloysius T. Lawn, IV[8]	Director	77,500	*
Robert McCord[10]	Director	100,000	*
J. Douglass Coates[11]	Director	50,000	*
John H. Springer[12]	Director	40,000	*
All directors and executive officers as a group (10 people)		6,881,226	13.72

(*) Less than one percent.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC under the Exchange Act. They may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who has the same home as such individual, as well as, other securities as to which the individual has or shares voting or investment power. The number of shares beneficially owned by the individual may include options to purchase shares of our common stock exercisable as of, or within 60 days of February 28, 2005. Beneficial ownership may be disclaimed as to certain of the securities.

(2) Based upon Schedule 13G filed on February 14, 2005 by a group consisting of Gruber and McBaine Capital Management, LLC, Jon D. Gruber, J. Patterson McBaine, Eric B. Swergold, and J. Lynne Rose. Gruber and McBaine Capital Management, LLC, Eric B. Swergold, and J. Lynne Rose reported shared voting and dispositive power of 2,007,750 shares. Jon D.Gruber reported sole voting and dispositive power of 219,100 shares and shared voting and dispositive power of 2,007,750 shares. J. Patterson McBaine reported sole voting and dispositive power of 251,350 shares and shared voting and dispositive power of 2,007,750 shares.

(3) Includes 431,222 shares of common stock held by Dennis Pelino and Meredith L. Pelino Declaration of Trust, of which Dennis L. Pelino and his spouse are trustees and beneficiaries, though beneficial ownership of which may be disclaimed. Also includes 4,199,079 shares of common stock issuable upon exercise of vested options presently exercisable and exercisable within 60 days of February 28, 2005. Does not include 1,210,521 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(4) Includes 55,000 shares of common stock held by Mr. Totah. Also includes 360,353 shares of common stock issuable upon exercise of vested options presently exercisable and exercisable within 60 days of February 28, 2005. Does not include 369,667 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(5) Includes 66,000 shares of common stock issuable upon the exercise of vested options presently exercisable. Does not include 134,000 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(6) Includes 7,779 shares of common stock held by Mr. Scully. Also includes 60,996 shares of common stock issuable upon exercise of vested options presently exercisable and exercisable within 60 days of February 28, 2005. Does not include 70,834 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(7) Includes 979,497 shares of common stock held by Mr. Crain. Also includes 1,098,300 shares of common stock issuable upon the exercise of vested options presently exercisable.

(8) Includes 90,000 shares of common stock held by Mr. Jones. Also includes 77,500 shares of common stock issuable upon the exercise of vested options presently exercisable and exercisable within 60 days of February 28, 2005. Does not include 42,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(9) Includes 77,500 shares of common stock issuable upon the exercise of vested options presently exercisable. Does not include 42,500 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(10) Includes 100,000 shares of common stock issuable upon exercise of vested options presently exercisable. Does not include 25,000 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(11) Includes 50,000 shares of common stock issuable upon exercise of vested options presently exercisable. Does not include 25,000 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

(12) Includes 15,000 shares of common stock held by Mr. Springer. Also includes 25,000 shares of common stock issuable upon exercise of options presently exercisable. Does not include 50,000 shares of common stock issuable pursuant to options not presently exercisable and not exercisable within 60 days of February 28, 2005.

Securities Authorized For Issuance Under Equity Compensation Plans

For information on the securities authorized for issuance under our equity compensation plans, see "Equity Compensation Plan Information" in Item 5 of this Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions

Loans to Officers

In connection with our acquisition of SLIS on April 4, 2002, we advanced the sum of $350,000 to Jason F. Totah. Mr. Totah was a former shareholder of SLIS and is now the Chief Executive Officer of the Company. The advance to Mr. Totah is to be repaid through 2006 by offset against the earn-out amounts that are otherwise due to Mr. Totah under the Stock Purchase Agreement. The balance of Mr. Totah's advance was $87,500 at December 31, 2004.

Amendment and Restatement of Employment Arrangements with Executive Officers

On March 11, 2004, we entered into an amended employment agreement with our former Chief Executive Officer, Dennis L. Pelino. This agreement amended our prior agreements with Mr. Pelino dated February 22, 2002 and June 21, 2001 to extend the term of his employment through June 2009, and to award Mr. Pelino a salary increase in the form of additional options that vest over the period of the employment agreement. On October 18, 2001, we amended the terms of the options granted to Mr. Pelino under his original employment agreement dated June 21, 2001. We further amended the terms of Mr. Pelino's options on July 3, 2002, when we accelerated the vesting of his original options to purchase 1,800,000 shares of our common stock and granted him options to purchase an additional 1,900,000 shares of our common stock.

On April 1, 2004, we amended the employment agreement of Jason F. Totah, our Chief Executive Officer, to extend the term of his employment until April 1, 2009.

On November 12, 2004, we entered into a letter agreement with our then Chief Financial Officer, Bohn Crain (the "Agreement"). The Agreement provided for the continuation of his role as Chief Financial Officer of the Company until December 31, 2004 or such earlier date as the Company may request. It also provided for his continuing service as a consultant to the Company during 2005. Under the terms of the Agreement, Mr. Crain was entitled to receive his current base salary through December 31, 2004. During 2005, Mr. Crain is entitled to receive monthly payments in the amount of $75,250 for each of January and February and then monthly payments of $30,100 for the remainder of the year.

Item 14. Principal Accountant Fees and Services

During the year ended December 31, 2003, professional services were provided to the Company by KPMG LLP, our former independent auditors. The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's annual financial statements for the year ended December 31, 2003, and fees billed for other services rendered by KPMG LLP during 2003.

	2003
Audit fees(1)	$ 656,883
Audit related fees(2)	125,000
Tax fees(3)	73,900
All other fees	--
Total	$ 855,783

(1) Represents the aggregate fees billed for the audit of the Company's annual financial statements, the reviews of the financial statements included in the Company's quarterly reports on Form 10-Q, and services rendered in connection with SEC registration statements and filings, all in 2003.

(2) Represents fees billed for acquisition related services.

(3) Represents fees billed for tax consulting services, primarily related to international acquisitions.

For the year ended December 31, 2004, professional services were provided to the Company by Grant Thornton LLP, our current independent auditors. The following table presents fees for professional services rendered by Grant Thornton LLP for the audit of the Company's annual financial statements for the year ended December 31, 2004.

	2004
Audit fees(1)	$ 630,862
Audit related fees	--
Tax fees	--
All other fees	--
Total	$ 630,862

(1) Audit fees represent aggregate fees billed for the audit for the Company's annual financial statements and quarterly reports on Form 10-Q and 10-Q/A for the second and third quarters of 2004.

Our Audit Committee approves the engagement of our independent auditors to render audit and non-audit services before they are engaged. All of the services for which fees are listed above were pre-approved by our Audit Committee.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as part of this Report:

1. Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	66
Report of Independent Registered Public Accounting Firm	68
Report of Independent Registered Public Accounting Firm	69
Consolidated Balance Sheets as of December 31, 2004 and 2003	70
Consolidated Statements of Operations for the Years Ended December 31, 2004, 2003 and 2002	71
Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) for the Years Ended December 31, 2004, 2003 and 2002	72
Consolidated Statements of Cash Flows for the Years Ended December 31, 2004, 2003 and 2002	74
Notes to Consolidated Financial Statements	75

2. Financial Statement Schedule:

Report of Independent Registered Public Accounting Firm	100
Schedule II - Valuation and Qualifying Accounts	101

(b) **Exhibit Listing:**

Exhibit Number	Document
2.1	Stock Purchase Agreement by and among Stonepath Logistics, Inc., Stonepath Group, Inc. and M.G.R., Inc, Distribution Services, Inc., Contract Air, Inc., the Shareholders of M.G.R., Inc., Distribution Services, Inc., Contract Air, Inc. and Gary A. Koch (as shareholders' agent) (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed on October 19, 2001)
2.2	First Amendment to Stock Purchase Agreement by and among Stonepath Logistics, Inc., Stonepath Group, Inc. and M.G.R., Inc., Distribution Services, Inc., Contract Air, Inc., the Shareholders of M.G.R., Inc., Distribution Services, Inc., Contract Air, Inc. and Gary A. Koch (as shareholders' agent) (incorporated by reference to Exhibit 2.6 to the Current Report on Form 8-K filed on October 19, 2001)
2.3	Stock Purchase Agreement dated March 5, 2002 by and among Stonepath Group, Inc., Stonepath Logistics International Services, Inc. and Global Transportation Services, Inc. and the Shareholders of Global Transportation Services, Inc. and Jason F. Totah (as shareholders' agent) (incorporated by reference to Exhibit 2.4 to the Form 8-K Current Report on Form 8-K filed on April 19, 2002)
2.4	Stock Purchase Agreement dated April 9, 2002 by and among Stonepath Logistics Domestic Services, Inc. and United American Acquisitions and Management, Inc., d/b/a United American Freight Services, Inc. and Douglas Burke (incorporated by reference to Exhibit 2.5 to the Form 8-K Current Report filed on June 12, 2002)
2.5	Amendment to Stock Purchase Agreement dated May 30, 2002 by an among Stonepath Logistics Domestic Services, Inc., and United American Acquisitions and Management, Inc., d/b/a United Freight Services, Inc. and Douglas Burke (incorporated by reference to Exhibit 2.6 to the Form 8-K Current Report filed on June 12, 2002)
2.6	Asset Purchase Agreement by and among Stonepath Logistics Government Services, Inc. (f/k/a "Transport Specialists, Inc."), Regroup Express L.L.C. and Jed J. Shapiro and Charles R. Cain, the sole members of Regroup Express LLC, dated June 4, 2003 (incorporated by reference to Exhibit 2.6 to the Form 8-K Current Report filed on July 7, 2003)
2.7	Asset Purchase Agreement by and among Stonepath Holdings (Hong Kong) Limited, G Link Express Logistics (Singapore) Pte. Ltd, G Link Express Pte. Ltd and the shareholders of G Link Express Pte. Ltd, dated August 8, 2003 (incorporated by reference to Exhibit 2.7 to the Form 8-K Current Report filed on August 13, 2003)
2.8	Asset Purchase Agreement by and among Stonepath Holdings (Hong Kong) Limited, G Link Express (Cambodia) Pte. Ltd and the shareholders of G Link Express (Cambodia) Pte. Ltd. dated August 8, 2003 (incorporated by reference to Exhibit 2.8 to the Form 8-K Current Report filed on August 13, 2003)
2.9	Amended and Restated Contract for the Sale of Assets by and between Stonepath Holdings (Hong Kong) Limited and Andy Tsai dated November 10, 2003 (incorporated by reference to Exhibit 2.9 to Form 8-K Current Report filed on February 24, 2004)

2.10	Letter Agreement dated February 9, 2004 amending the Amended and Restated Contract for the Sale of Assets by and between Stonepath Holdings (Hong Kong) Limited and Andy Tsai dated November 10, 2003 (incorporated by reference to Exhibit 2.10 to Form 8-K Current Report filed on February 24, 2004)
3.1	Amended and Restated Certificate of Incorporation of Stonepath Group, Inc. (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (Registration No. 333-88629)
3.2	Certificate of Amendment to the Certificate of Incorporation of Stonepath Group, Inc. (incorporated by reference to Exhibit 3.2 to the Form 10-K Annual Report filed on April 2, 2001)
3.3	Amended and Restated Bylaws of Stonepath Group, Inc. (incorporated by reference to Exhibit 3.3 to the Form 10-K Annual Report filed on April 2, 2001)
4.1	Specimen Common Stock Certificate for Stonepath Group, Inc. (incorporated by reference to Exhibit 4.25 to Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-91240) filed on July 31, 2002)
4.2	Form of Common Stock Purchase Warrant issued in connection with the Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.2 to Form 8-K Current Report filed on March 17, 2000)
4.3	Form of Amendment to Common Stock Purchase Warrant issued upon conversion of the Series C Convertible Preferred Stock effective as of July 19, 2002 (incorporated by reference to Exhibit 4.30 to the Form 10-Q Quarterly Report filed on November 14, 2002)
4.4	Form of Contingent Warrant issued upon conversion of the Series C Convertible Preferred Stock effective as of July 19, 2002 (incorporated by reference to Exhibit 4.29 to the Form 10-Q Quarterly Report filed on November 14, 2002)
4.5	Form of Exchange Agreement by and between the Company and certain holders of the Company's Series C Convertible Preferred Stock (incorporated by reference to Exhibit 4.26 to Amendment No. 1 to the Registration Statement on Form S-3 (Registration No. 333-91240) filed on July 31, 2002)
4.6*	Stonepath Group, Inc. Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit A to the Schedule 14A Proxy Statement filed on April 8, 2004)
4.7*	Form of Stock Option Agreement under the Plan (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-8 (Registration No. 333-74918) filed on December 11, 2001)
4.8*	Form of Non-Plan Option to Purchase Common Stock of the Company (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-8 (Registration No. 333-74918) filed on December 11, 2001)
4.9	Form of Subscription Agreement by and between the Company and certain purchasers of common shares (including exhibit providing for registration rights) (incorporated by reference to Exhibit 4.19 to the Form 10-K Annual Report filed on March 31, 2003)
4.10	Placement Agency Agreement between the Company and Stonegate Securities, Inc. dated October 16, 2002 (incorporated by reference to Exhibit 4.20 to the Form 10-K Annual Report filed on March 31, 2003)

4.11*	2003 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-109249) filed on September 29, 2003)
4.12	Form of Initial Warrants issued to Stonegate Securities, Inc. as of October 16, 2002 (incorporated by reference to Exhibit 4.24 to the Registration Statement on Form S-3 (Registration No. 333-104228) filed on April 1, 2003)
4.13	Form of Representative's Warrants issued to Stonegate Securities, Inc. as of March 6, 2003 (incorporated by reference to Exhibit 4.25 to the Registration Statement on Form S-3 (Registration No. 333-104228) filed on April 1, 2003)
4.14	Form of subscription agreement by and between the Company and certain holders of common stock (including the exhibit providing for registration rights) (incorporated by reference to Exhibit 4.27 to the Registration Statement on Form S-3 (Registration No. 110231) filed on November 4, 2003)
4.15	Amendment to Placement Agency Agreement between the Company and Stonegate Securities, Inc. dated as of July 29, 2003 (including the exhibit providing for registration rights) (incorporated by reference to Exhibit 4.28 to the Registration Statement on Form S-3 (Registration No. 110231) filed on November 4, 2003)
10.1*	Amended and Restated Employment Agreement between the Company and Dennis L. Pelino dated February 22, 2002 (incorporated by reference to Exhibit 10.2 to the Form 10-K Annual Report filed on March 29, 2002)
10.2*	Modification to Employment Agreement of Dennis L. Pelino dated March 11, 2004 (incorporated by reference to Exhibit 10.14 of the Form 10-K Annual Report filed on March 15, 2004)
10.3*	Executive Employment Agreement between Global Transportation Services, Inc. and Jason F. Totah dated April 4, 2002 (incorporated by reference to Exhibit 10.7 to the Form 10-K Annual Report filed on March 31, 2003)
10.4*	Amendment to Executive Employment Agreement of Jason F. Totah dated April 1, 2004 (incorporated by reference to Exhibit 10.14 to Form 10-Q Quarterly Report filed on May 10, 2004)
10.5*	Employment Agreement dated February 2, 2005 by and between Stonepath Group, Inc. and Robert Arovas (incorporated by reference to Exhibit 10.22 to Form 8-K/A Current Report filed on February 7, 2005)
10.6*	Amended and Restated Employment Agreement between the Company and Bohn H. Crain dated February 24, 2003 (incorporated by reference to Exhibit 10.4 to the Form 10-K Annual Report filed on March 31, 2003)
10.7*	Letter Agreement dated November 12, 2004 between the Company and Bohn H. Crain (incorporated by reference to Exhibit 10.18 to the Form 8-K Current Report filed on November 18, 2004)
10.8*	Stonepath Group, Inc. 401(k) Profit Sharing Plan (incorporated by reference to Exhibit 10.12 to the Registration Statement on Form S-8 (Registration No. 333-103439) filed on February 25, 2003

10.9 Loan and Security Agreement dated as of May 15, 2002 between LaSalle Business Credit, Inc. and Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Transportation Services, Inc., Global Container Line, Inc., M.G.R., Inc., d/b/a Air Plus Limited, Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics International Services, Inc. and Stonepath Operations, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K Current Report filed on May 20, 2002).

10.10 Amendment to Loan and Security Agreement dated May 15, 2003 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc., and Transport Specialists, Inc. (incorporated by reference to Exhibit 10.10 to the Form 10-K Annual Report filed on March 15, 2004)

10.11 Second Amendment to Loan and Security Agreement dated September 5, 2003 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. (incorporated by reference to Exhibit 10.10 to the Form 8-K Current Report filed on September 9, 2003)

10.12 Third Amendment to Loan and Security Agreement dated December 23, 2003 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. (incorporated by reference to Exhibit 10.12 to the Form 10-K Annual Report filed on March 15, 2004)

10.13 Fourth Amendment and Consent Agreement to Loan and Security Agreement dated January 30, 2004 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. (incorporated by reference to Exhibit 10.13 to the Form 10-K Annual Report filed on March 15, 2004)

10.14 Fifth Amendment and Joinder to Loan and Security Agreement dated April 6, 2004 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. D/B/A United American Freight Services, Inc., and Stonepath Offshore Holdings, Inc. (incorporated by reference to Exhibit 10.16 to Form 10-Q Quarterly Report filed on August 9, 2004)

10.15	Sixth Amendment to Loan and Security Agreement dated July 28, 2004 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. D/B/A United American Freight Services, Inc., and Stonepath Offshore Holdings, Inc. (incorporated by reference to Exhibit 10.17 to Form 10-Q Quarterly Report filed on August 9, 2004)
10.16	Seventh Amendment to Loan and Security Agreement dated November 17, 2004 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc., Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. D/B/A United American Freight Services, Inc., and Stonepath Offshore Holdings, Inc. (incorporated by reference to Exhibit 10.19 to Form 8-K Current Report filed on November 18, 2004).
10.17	Term Credit Agreement Dated October 27, 2004 By And Between Stonepath Holdings, (Hong Kong) Limited, Hong Kong League Central Credit Union, and SBI Advisors, LLC (incorporated by reference to Exhibit 10.20 to Form 10-Q Quarterly Report filed on January 6, 2005)
10.18	Guaranty of Stonepath Group, Inc., in favor of Hong Kong League Central Credit Union (incorporated by reference to Exhibit 10.21 to Form 10-Q Quarterly Report filed on January 6, 2005)
10.19	Waiver and Rider No. 7 to Equipment Lease Agreement dated as of March 30, 2005 between Stonepath Group, Inc., MGR, Inc. d/b/a Air Plus Limited, Stonepath Logistics Domestic Services, Inc. and LaSalle National Leasing Corporation
10.20	Eighth Amendment to Loan and Security Agreement dated March 30, 2005 by and among LaSalle Business Credit, LLC, Stonepath Group, Inc., Contract Air, Inc., Distribution Services, Inc., Global Container Line, Inc., M.G.R., Inc. d/b/a Air Plus Limited, Net Value, Inc., Stonepath Logistics Domestic Services, Inc., Stonepath Logistics Government Services, Inc., Stonepath Logistics International Services, Inc., Stonepath Logistics International Services, Inc. f/k/a Global Transportation Services, Inc., Stonepath Offshore Holding, Inc., Stonepath Operations Inc., and United American Acquisitions and Management, Inc. d/b/a United American Freight Services, Inc.
11	Code of Ethics
12	Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
21.1	Subsidiaries of Stonepath Group, Inc.
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. Further, this exhibit shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.)

* Constitutes a management contract or compensatory plan or arrangement

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and Board of Directors
The Stonepath Group, Inc. and Subsidiaries
Philadelphia, Pennsylvania

We were engaged to audit management's assessment included in the accompanying Management's Report on Internal Control over Financial Reporting that Stonepath Group, Inc. and subsidiaries (the Company) maintained effective internal control over financial reporting as of December 31, 2004, based on the criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

> The Company had inadequate controls related to its assessment of the effectiveness of the Company's internal control over financial reporting. Management was not able to complete their assessment in a timely manner and completed their assessment on February 11, 2005, which did not allow adequate time for the external auditors to complete their audit of management's report on the effectiveness of the Company's internal control over financial reporting.
>
> The Company has inadequate controls related to its consolidation process. The Company's consolidation process is a manual process performed by individuals with the ability to initiate and record adjustments within the consolidation. Certain reporting subsidiaries maintain two general ledger applications which creates the potential for errors as a result of entering information twice. The Company has a large number of entities and a large number of different applications. The Company's process for the consolidation of accounting information from this number of entities and applications is error prone. In addition, the corporate office has the ability to make adjustments to the consolidation without any documented level of approval.
>
> The Company had inadequate controls related to the accounting for purchased transportation. The Company's public filings for fiscal years 2003 and 2002, and for the first and second quarters of fiscal year 2004 have been restated due to control deficiencies related to the accrued purchased transportation. The process for accounting for accrued purchased transportation did not accurately account for the differences between the estimates and the actual freight costs incurred. This allowed for an accumulation of previously unrecorded purchased transportation costs to accumulate (such amounts should have been reflected as purchased transportation costs). In addition, the error resulted in the Company making earn-out payments to selling shareholders in amounts greater than what otherwise would have been owed.
>
> The Company had inadequate controls related to the approval of contracts, and initiating and approving adjustments related to claims. A key member of management of a Company subsidiary was responsible for initiating and approving contracts. This individual also had the ability to initiate and approve the recording of related transactions to contracts. We noted that this individual was responsible for establishing policies and procedures, establishing limits of authority, and approving customers.
>
> The Company had inadequate controls related to application access rights at its International Services subsidiary. Various employees have access to numerous application programs that are outside of the employees' job requirements. For example, of the 82 employees of the subsidiary, 34 have the ability to add, delete, or modify vendors and 27 employees have the ability to issue checks. Of the 60 users who have the ability to initiate a payment, 28 are authorized signatories with the bank. In addition, all users have access to enter payment information into the accounts payable subsystem regardless of job responsibility.

We believe these conditions are material weaknesses in the design or operation of the internal control of the Company in effect at December 31, 2004. Although the Company has implemented new controls before and after December 31, 2004, the new controls were either not in operation for a sufficient period of time to enable us to obtain sufficient evidence about their operating effectiveness or the new controls were not in operation during the period under audit.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Because management was not able to complete their assessment of the effectiveness of the Company's internal control over financial reporting in a timely manner and we were unable to apply other procedures to satisfy ourselves as to the effectiveness of the Company's internal control over financial reporting, the scope of our work was not sufficient to enable us to express, and we do not express, an opinion either on management's assessment or on the effectiveness of the Company's internal control over financial reporting.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board, (United States), the consolidated balance sheet as of December 31, 2004 and related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for the year then ended of Stonepath Group, Inc. and subsidiaries and our report dated March 30, 2005 expressed an unqualified opinion on those financial statements.

GRANT THORNTON LLP

Minneapolis, Minnesota
March 30, 2005

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Stonepath Group, Inc. and Subsidiaries
Philadelphia, Pennsylvania

We have audited the accompanying consolidated balance sheet of Stonepath Group, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stonepath Group, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The accompanying Schedule II of Stonepath Group, Inc. and subsidiaries for the year ended December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated 2004 financial statements taken as a whole.

Additionally, we were engaged to audit, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2005, disclaimed an opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and disclaimed an opinion on the effectiveness of the Company's internal control over financial reporting.

/s/GRANT THORNTON LLP

Minneapolis, Minnesota
March 30, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Stonepath Group, Inc.:

We have audited the accompanying consolidated balance sheet of Stonepath Group, Inc. (a Delaware Corporation) and subsidiaries (the Company) as of December 31, 2003 and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stonepath Group, Inc. and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 24, 2004

STONEPATH GROUP, INC.
Consolidated Balance Sheets
December 31, 2004 and 2003

		2004		2003
Assets				
Current assets:				
Cash and cash equivalents	$	2,800,645	$	3,074,151
Accounts receivable, less allowances for doubtful accounts of $1,872,000 and $1,055,000 at 2004 and 2003, respectively		64,064,382		38,250,610
Loans receivable from related parties		--		14,597
Prepaid expenses and other current assets		2,559,858		2,216,700
Total current assets		69,424,885		43,556,058
Goodwill		37,278,661		31,508,931
Technology, furniture and equipment, net		7,595,859		7,062,956
Acquired intangibles, net		7,079,986		6,775,893
Note receivable, related party		87,500		175,000
Other assets		1,479,181		1,189,917
Total assets	$	122,946,072	$	90,268,755
Liabilities and Stockholders' Equity				
Current liabilities:				
Lines of credit	$	16,911,700	$	--
Accounts payable		38,537,750		22,412,287
Earn-outs payable		2,645,695		3,548,534
Accrued payroll and related expenses		3,192,889		1,975,859
Accrued restructuring costs		741,637		--
Capital lease obligation – current portion		1,510,461		671,197
Accrued expenses		5,627,276		1,821,671
Total current liabilities		69,167,408		30,429,548
Capital lease obligation – net of current portion		--		1,134,815
Other long-term liabilities		2,064,128		--
Deferred tax liability		1,650,900		1,035,600
Total liabilities		72,882,436		32,599,963
Minority interest		5,094,336		1,345,790
Commitments and contingencies (Notes 10 and 11)				
Stockholders' equity:				
Preferred stock, $.001 par value, 10,000,000 shares authorized; Series D, convertible, issued and outstanding: 310,477 shares at 2003		--		310
Common stock, $.001 par value, 100,000,000 shares authorized; issued and outstanding: 42,839,795 and 37,449,944 shares at 2004 and 2003, respectively		42,840		37,450
Additional paid-in capital		221,728,796		220,067,956
Accumulated deficit		(176,806,892)		(163,763,537)
Accumulated other comprehensive income		35,856		1,997
Deferred compensation		(31,300)		(21,174)
Total stockholders' equity		44,969,300		56,323,002
Total liabilities and stockholders' equity	$	122,946,072	$	90,268,755

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.
Consolidated Statements of Operations
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Total revenue	$ 367,080,665	$ 220,084,190	$ 122,787,625
Cost of transportation	282,358,647	158,105,595	86,084,863
Net revenue	84,722,018	61,978,595	36,702,762
Personnel costs	44,987,407	31,887,773	19,089,069
Other selling, general and administrative costs	36,753,275	24,583,040	14,679,960
Depreciation and amortization	4,189,040	2,659,882	2,186,951
Restructuring charges	4,368,250	--	--
Litigation settlement and nonrecurring costs	--	1,169,035	--
Income (loss) from operations	(5,575,954)	1,678,865	746,782
Other income (expense):			
Provisions for excess earn-out payments	(3,075,190)	(1,270,141)	--
Interest income	61,964	48,909	90,680
Interest expense	(639,491)	(141,859)	--
Other income	1,024	84,850	37,311
Income (loss) from continuing operations before income taxes and minority interest	(9,227,647)	400,624	874,773
Income tax expense	2,395,812	735,886	421,177
Income (loss) from continuing operations before minority interest	(11,623,459)	(335,262)	453,596
Minority interest	1,394,896	187,310	--
Income (loss) from continuing operations	(13,018,355)	(522,572)	453,596
Loss from discontinued operations, net of tax	(25,000)	(263,031)	--
Net income (loss)	(13,043,355)	(785,603)	453,596
Preferred stock dividends and effect of redemption	-	--	15,020,148
Net income (loss) attributable to common stockholders	$ (13,043,355)	$ (785,603)	$ 15,473,744
Basic earnings (loss) per common share -			
Continuing operations	$ (0.33)	$ (0.02)	$ 0.70
Discontinued operations	-	(0.01)	--
Earnings (loss) per common share	$ (0.33)	$ (0.03)	$ 0.70
Diluted earnings (loss) per common share -			
Continuing operations	$ (0.33)	$ (0.02)	$ 0.02
Discontinued operations	--	(0.01)	--
Earnings (loss) per common share	$ (0.33)	(0.03)	$ 0.02
Basic weighted average common shares outstanding	38,971,526	29,625,585	22,154,861
Diluted weighted average common shares outstanding	38,971,526	29,625,585	29,232,568

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss)
Years ended December 31, 2004, 2003 and 2002

	Preferred Stock						
	Series C		Series D		Common Stock		Additional
	Shares	Amount	Shares	Amount	Shares	Amount	paid-in capital
Balances at January 1, 2002	3,750,479	$ 3,750	--	$ --	20,903,110	$ 20,903	$210,730,999
Net income	--	--	--	--	--	--	--
Exercise of options and warrants	--	--	--	--	440,808	441	424,740
Series C Preferred Stock conversion	(3,913,220)	(3,913)	360,742	361	2,109,496	2,109	(16,971,597)
Preferred stock dividends	162,741	163	--	--	--	--	1,952,729
Compensatory common stock, options and warrants issued, net of cancellations	--	--	--	--	--	--	95,000
Amortization of deferred stock-based compensation	--	--	--	--	--	--	3,193
Balances at December 31, 2002	--	--	360,742	361	23,453,414	23,453	196,235,064
Net loss	--	--	--	--	--	--	--
Other comprehensive income:							
Foreign currency translation adjustment	--	--	--	--	--	--	--
Comprehensive loss							
Issuance of common stock, net of issuance costs	--	--	--	--	10,453,500	10,454	18,054,961
Exercise of options and warrants	--	--	--	--	920,739	921	649,858
Series D Convertible Preferred Stock conversion	--	--	(50,265)	(51)	502,650	503	(452)
Issuance of common stock in lieu of cash for earn-out	--	--	--	--	254,825	255	402,745
Issuance of common stock in lieu of cash for legal settlement	--	--	--	--	271,339	271	583,279
Issuance of common stock for acquisitions	--	--	--	--	1,593,477	1,593	4,142,501
Amortization of deferred stock-based compensation	--	--	--	--	--	--	--
Balances at December 31, 2003	--	--	310,477	310	37,449,944	37,450	220,067,956
Net loss	--	--	--	--	--	--	--
Other comprehensive income:							
Foreign currency translation adjustment	--	--	--	--	--	--	--
Comprehensive loss							
Exercise of options and warrants	--	--	--		2,119,108	2,119	1,269,631
Series D Convertible Preferred Stock conversion	--	--	(310,477)	(310)	3,104,770	3,105	(2,795)
Issuance of common stock to Employee Stock Purchase Plan	--	--	--	--	123,238	123	224,047
Issuance of common stock for acquisitions	--	--	--	--	42,735	43	99,957
Options issued to consultant	--	--	--	--	--	--	70,000
Amortization of deferred stock-based compensation	--	--	--	--	--	--	--
Balances at December 31, 2004	--	$ --	--	$ --	42,839,795	$ 42,840	$221,728,796

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.

Consolidated Statements of Stockholders' Equity and Comprehensive Income (Loss) (continued)
Years ended December 31, 2004, 2003 and 2002

	Accumulated deficit	Accumulated other comprehensive income	Deferred stock-based compensation	Total	Total comprehensive income (loss)
Balances at January 1, 2002	$ (178,451,678)	$ --	$ (211,638)	$ 32,092,336	
Net income	453,596	--	--	453,596	$ 453,596
Exercise of options and warrants	--	--	--	425,181	
Series C Preferred Stock conversion	16,973,040	--	--	--	
Preferred stock dividends	(1,952,892)	--	--	--	
Compensatory common stock, options and warrants issued, net of cancellations	--	--	--	95,000	
Amortization of deferred stock-based compensation	--	--	95,232	98,425	
Balances at December 31, 2002	(162,977,934)	--	(116,406)	33,164,538	
Net loss	(785,603)	--	--	(785,603)	$ (785,603)
Other comprehensive income:					
Foreign currency translation adjustment	--	1,997	--	1,997	1,997
Comprehensive loss					$ (783,606)
Issuance of common stock, net of issuance costs	--	--	--	18,065,415	
Exercise of options and warrants	--	--	--	650,779	
Series D Convertible Preferred Stock conversion	--	--	--	--	
Issuance of common stock in lieu of cash for earn-out	--	--	--	403,000	
Issuance of common stock in lieu of cash for legal settlement	--	--	--	583,550	
Issuance of common stock for acquisitions	--	--	--	4,144,094	
Amortization of deferred stock-based compensation	--	--	95,232	95,232	
Balances at December 31, 2003	(163,763,537)	1,997	(21,174)	56,323,002	
Net loss	(13,043,355)	--	--	(13,043,355)	$ (13,043,355)
Other comprehensive income:					
Foreign currency translation adjustment	--	33,859	--	33,859	3,859
Comprehensive loss					$ (13,009,496)
Exercise of options and warrants	--	--	--	1,271,750	
Series D Convertible Preferred Stock conversion	--	--	--	--	
Issuance of common stock to Employee Stock Purchase Plan	--	--	--	224,170	
Issuance of common stock for Acquisitions	--	--	--	100,000	
Options issued to consultant	--	--	(70,000)	--	
Amortization of deferred stock-based compensation	--	--	59,874	59,874	
Balances at December 31, 2004	$ (176,806,892)	$ 35,856	$ (31,300)	$ 44,969,300	

See accompanying notes to consolidated financial statements.

STONEPATH GROUP, INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ (13,043,355)	$ (785,603)	$ 453,596
Adjustments to reconcile net income (loss) to net cash used in operating activities, net of acquisitions:			
Deferred income taxes	615,300	574,800	389,300
Depreciation and amortization	4,189,040	2,659,882	2,186,951
Stock-based compensation	59,874	95,232	98,425
Minority interest in income of subsidiaries	1,394,896	187,310	--
Loss from disposal of furniture and equipment	8,350	--	4,560
Non-cash restructuring charges	3,556,133	--	--
Issuance of common stock in litigation settlement	--	350,000	--
Issuance of common stock to vendor of former business		135,000	--
Issuance of common stock in offering penalty	--	98,550	--
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	(11,957,872)	(11,187,538)	(5,731,830)
Other assets	11,973	(887,891)	(160,903)
Accounts payable and accrued expenses	13,587,422	4,771,653	2,176,634
Net cash used in operating activities	(1,578,239)	(3,988,605)	(583,267)
Cash flows from investing activities:			
Acquisition of businesses, net of cash acquired	(8,004,253)	(9,385,908)	(10,497,306)
Purchases of technology, furniture and equipment	(4,909,148)	(4,183,201)	(1,812,750)
Loans made	(75,000)	(130,000)	(350,000)
Payment of earn-out	(3,431,285)	(2,206,715)	--
Discontinued operations:			
Proceeds from sale of ownership interests in affiliate companies	--	--	115,000
Net cash used in investing activities	(16,419,686)	(15,905,824)	(12,545,056)
Cash flows from financing activities:			
Issuance of common stock	--	18,185,415	--
Payment of equity financing fees	--	--	(25,000)
Payment of debt financing fees	(250,000)	--	(233,580)
Proceeds from line of credit, net	16,911,700	--	--
Proceeds from financing of equipment	--	2,049,638	--
Principal payments on capital lease	(753,959)	(265,178)	--
Proceeds related to minority interest in subsidiary	--	81,818	--
Proceeds from issuance of common stock upon exercise of options and warrants	1,782,819	650,779	425,181
Net cash provided by financing activities	17,690,560	20,702,472	166,601
Effect of foreign currency translation	33,859	--	--
Net increase (decrease) in cash and cash equivalents	(273,506)	808,043	(12,961,722)
Cash and cash equivalents, beginning of year	3,074,151	2,266,108	15,227,830
Cash and cash equivalents, end of year	$ 2,800,645	$ 3,074,151	$ 2,266,108
Cash paid for interest	$ 617,007	$ 189,359	$ --
Cash paid for income taxes	$ 157,145	$ 373,832	$ 84,959
Supplemental disclosure of non-cash investing and financing activities:			
Issuance of common stock in satisfaction of earn-out	$ --	$ 403,000	$ --
Increase in goodwill related to accrued earn-out payments	2,615,946	3,636,034	2,697,215
Issuance of warrants in connection with consulting services	70,000	--	95,000
Offset of related party loan against earn-out	87,500	87,500	87,500
Issuance of common stock in connection with acquisitions	100,000	4,144,094	--
Issuance of common stock from conversion of Series D Convertible Preferred Stock	310	51	--
Issuance of common stock in connection with cashless exercise of options	511,068	--	--
Issuance of common stock in connection with Employee Stock Purchase Plan	224,170	--	--
Increase in technology, furniture and equipment from capital lease obligations	458,408	--	--

See accompanying notes to consolidated financial statements.

(1) Nature of Operations

Stonepath Group, Inc. and subsidiaries (the "Company") is a non-asset-based third-party logistics services company providing supply chain solutions on a global basis. A full range of time-definite transportation and distribution solutions is offered through its Domestic Services platform, where the Company manages and arranges the movement of raw materials, supplies, components and finished goods for its customers. These services are offered through the Company's domestic air and ground freight forwarding business. A full range of international logistics services including international air and ocean transportation as well as customs house brokerage services is offered through the Company's International Services platform. In addition to these core service offerings, the Company also provides a broad range of value-added supply chain management services, including warehousing, order fulfillment and inventory management. The Company serves a customer base of manufacturers, distributors and national retail chains through a network of owned offices in North America and Puerto Rico, strategic locations in Asia and Brazil, and service partners strategically located around the world.

The Company has experienced losses from operations, and has an accumulated deficit. In addition the Company has experienced negative cash flow from operations. In view of these matters, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued profitable operations of the Company and generation of cash flow sufficient to meet its obligations. The Company believes that planned operating improvements and cost reductions and the availability on its credit facilities will provide the Company with adequate liquidity to provide uninterrupted support for its business operations through December 31, 2005.

(2) Summary of Significant Accounting Policies

a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Stonepath Group, Inc., a Delaware corporation, and its wholly- and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The Company's foreign subsidiaries are included in the consolidated financial statements on a one month lag to facilitate timely reporting. The Company does not have any variable interest entities whose financial results are not included in the consolidated financial statements.

b) Use of Estimates

The preparation of financial statements and related disclosures in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include revenue recognition, accruals for the cost of purchased transportation, accounting for stock options, the assessment of the recoverability of long-lived assets, (specifically goodwill and acquired intangibles), the establishment of an allowance for doubtful accounts and the valuation allowance for deferred income tax assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period that they are determined to be necessary. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and investments in money market funds and investment grade securities held with high quality financial institutions. The Company considers all highly liquid instruments with a remaining maturity of 90 days or less at the time of purchase to be cash equivalents.

d) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable.

The Company maintains its cash accounts with high quality financial institutions. With respect to accounts receivable, such receivables are primarily from manufacturers, distributors and major retailers located throughout the United States, Asia and South America. Credit is granted to customers on an unsecured basis, and generally provides for 30-day payment terms. For the years ended December 31, 2004, 2003 and 2002, the Company's largest customer, a national retail chain, accounted for approximately 13%, 24% and 33% of revenue, respectively, and approximately 5% and 16% of the accounts receivable balance as of December 31, 2004 and 2003, respectively. No other customer accounted for greater than 10% of revenue. To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial conditions. The Company maintains reserves for specific and general allowances against accounts receivable. The specific reserves are established on a case-by-case basis by management. A general reserve is established for all other accounts receivable, based on a specified percentage of the accounts receivable balance. Management continually assesses the adequacy of the recorded allowance for doubtful accounts, based on its knowledge about the customer base. Credit losses have been within management's expectations.

e) Technology, Furniture and Equipment

Technology, furniture and equipment are stated at cost, less accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets. Depreciation is computed using three- to ten-year lives for furniture and office equipment, a three-year life for computer software, the shorter of the lease term or useful life for leasehold improvements and a three-year life for vehicles. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss, if any, is reflected in results of operations. Expenditures for maintenance, repairs and renewals of minor items are charged to expense as incurred. Major renewals and improvements are capitalized.

Under the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes costs associated with internally developed and/or purchased software systems that have reached the application development stage and meet recoverability tests. Capitalized costs include external direct costs of materials and services utilized in developing or obtaining internal-use software, payroll and payroll-related expenses for employees who are directly associated with and devote time to the internal-use software project and capitalized interest, if appropriate. Capitalization of such costs begins when the preliminary project stage is complete and ceases no later than the point at which the project is substantially complete and ready for its intended purpose. Costs for general and administrative, overhead, maintenance and training, as well as the cost of software that does not add functionality to existing systems, are expensed as incurred.

f) Goodwill

Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases (see Note 5).

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires an annual impairment test for goodwill and intangible assets with indefinite lives. Under the provisions of SFAS No. 142, the first step of the impairment test requires that the Company determine the fair value of each reporting unit, and compare the fair value to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify an impairment charge as of the assessment date. The Company performed its annual impairment test effective October 1, 2004 and noted no impairment for either of its reporting units. In the future, the Company will continue to perform the annual test during its fiscal fourth quarter unless events or circumstances indicate an impairment may have occurred before that time.

g) Long-Lived Assets

Acquired intangibles consist of customer related intangibles and non-compete agreements arising from the Company's acquisitions. Customer related intangibles are amortized using accelerated methods over five to seven years and non-compete agreements are amortized using the straight line method over periods of three to five years.

The Company follows the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which establishes accounting standards for the impairment of long-lived assets such as property, plant and equipment and intangible assets subject to amortization. The Company reviews long-lived assets to be held-and-used for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows over the remaining useful life of a long-lived asset is less than its carrying amount, the asset is considered to be impaired. Impairment losses are measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. When fair values are not available, the Company estimates fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset. Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

h) Income Taxes

Taxes on income are provided in accordance with SFAS No. 109, Accounting for Income Taxes. Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been reflected in the consolidated financial statements. Deferred tax assets and liabilities are determined based on the differences between the book values and the tax bases of particular assets and liabilities and the tax effects of net operating loss and capital loss carryforwards. Deferred tax assets and liabilities are measured using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

i) Revenue Recognition and Purchased Transportation Costs

The Company derives its revenue from three principal sources: freight forwarding, customs brokerage, and warehousing and other value-added services.

As a freight forwarder, the Company is primarily a non-asset-based carrier that does not own or lease any significant transportation assets. The Company generates the majority of its revenue by purchasing transportation services from direct (asset-based) carriers and using those services to provide transportation of property for compensation to its customers. The Company is able to negotiate favorable buy rates from the direct carriers by consolidating shipments from multiple customers and concentrating its buying power, while at the same time offering lower sell rates than most customers would otherwise be able to negotiate themselves. When acting as an indirect carrier, the Company will enter into a written agreement with its customers or issue a tariff and a house bill of lading to customers as the contract of carriage. When the freight is physically tendered to a direct carrier, the Company receives a separate contract of carriage, or master bill of lading. In order to claim for any loss or damage associated with the freight, the customer is first obligated to pay the freight charges. Based on the terms in the contract of carriage, revenue related to shipments where the Company issues a house bill of lading is recognized when the freight is delivered to the direct carrier at origin. All other revenue, including revenue for customs brokerage and warehousing and other value-added services, is recognized upon completion of the service.

At the time of delivery to the direct carrier, the Company records costs related to the shipment based on estimates of total purchased transportation costs. The estimates are based upon anticipated margins, contractual arrangements with direct carriers and other known factors. The estimates are routinely monitored and compared to actual invoiced costs. The estimates are adjusted as deemed necessary by the Company to reflect differences between the original accruals and actual costs of purchased transportation.

j) Stock-Based Compensation

As permitted by SFAS No. 123, Accounting for Stock-Based Compensation, the Company has elected to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options granted to employees and members of the board of directors is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount the grantee must pay to acquire the stock. The Company accounts for stock-based compensation to non-employees (including directors who provide services outside their capacity as members of the board) in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The Company has implemented the disclosure provisions of SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure.

The table below illustrates the effect on net income (loss) attributable to common stockholders and income (loss) per share as if the fair value of options granted had been recognized as compensation expense in accordance with the provisions of SFAS No. 123. See Notes 12 and 13 for additional information regarding options and warrants.

Year ended December 31:	2004	2003	2002
Net income (loss) attributable to common stockholders:			
As reported	$ (13,043,355)	$ (785,603)	$ 15,473,744
Add: stock-based employee compensation expense included in reported net income (loss)	21,174	95,232	92,566
Deduct: total stock-based compensation expense determined under fair value method for all awards	(5,848,264)	(2,306,736)	(1,922,051)
Pro forma	$ (18,870,445)	$ (2,997,107)	$ 13,644,259
Basic earnings (loss) per common share:			
As reported	$ (0.33)	$ (0.03)	$ 0.70
Pro forma	(0.48)	(0.10)	0.62
Diluted earnings (loss) per common share:			
As reported	$ (0.33)	$ (0.03)	$ 0.02
Pro forma	(0.48)	(0.10)	(0.05)

The weighted average fair value of employee options granted during 2004, 2003 and 2002 was $2.16, $1.05 and $0.89 per share, respectively. The fair value of options granted were estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

	2004	2003	2002
Dividend yield	None	None	None
Expected volatility	83.8%	55.8%	93.8%
Average risk free interest rate	4.25%	1.56%	1.36%
Average expected lives	9.3 years	6.9 years	6.8 years

k) Restructuring Charges

The Company accounts for restructuring charges in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" and SFAS No. 144. SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred.

l) Earnings (Loss) Per Share

Basic earnings (loss) per common share and diluted earnings (loss) per common share are presented in accordance with SFAS No. 128, Earnings per Share. Basic earnings (loss) per common share has been computed using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings (loss) per common share incorporates the incremental shares issuable upon the assumed exercise of stock options and warrants and upon the assumed conversion of the Company's preferred stock, if dilutive. Certain stock options, stock warrants, and convertible securities were excluded because their effect was antidilutive. The total numbers of such shares excluded from diluted earnings (loss) per common share are 7,799,763, 7,443,299 and 1,336,825 for the years ended December 31, 2004, 2003 and 2002, respectively.

The following table indicates the calculation of earnings per share related to continuing operations for the year ended December 31, 2002:

Year ended December 31, 2002:			
Income from continuing operations	$ 453,596		
Less: preferred stock dividend	(1,952,892)		
Plus: redemption of Series C Preferred Stock in exchange transaction (see Note 12)	16,973,040		
Basic Earnings per Common Share			
Income from continuing operations attributable to common stockholders	15,473,744	22,154,861	$ 0.70
Effect of Dilutive Securities			
Options and warrants	--	3,331,275	
Convertible preferred stock	(15,020,148)	3,746,432	
Diluted Earnings Per Common Share			
Net income attributable to common stockholders plus assumed conversions	$ 453,596	29,232,568	$ 0.02

m) New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") revised SFAS No. 123, "Share-Based Payment" ("SFAS No. 123R"), which will replace SFAS No. 123 and supersede APB Opinion No. 25. SFAS No. 123R will require compensation cost related to share-based payment transactions to be recognized in the consolidated financial statements. As permitted by SFAS No. 123, the Company currently follows the guidance of APB Opinion No. 25, which allows the use of the intrinsic value method of accounting to value share-based payment transactions with employees. SFAS No. 123R requires measurement of the cost of share-based payment transactions to employees at the fair value of the award on the grant date and recognition of expense over the requisite service or vesting period. SFAS No. 123R allows implementation using a modified version of prospective application, under which compensation expense for the unvested portion of previously granted awards and all new awards will be recognized on or after the date of adoption. SFAS No. 123R also allows companies to implement by restating previously issued financial statements, basing the amounts on the expense previously calculated and reported in their pro forma footnote disclosures required under SFAS No. 123. The Company will adopt SFAS No. 123R using the modified prospective method beginning July 1, 2005. The impact of adopting SFAS No. 123R on the Company's consolidated results of operations is not expected to differ materially from the pro forma disclosures currently required by SFAS No. 123.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This statement addresses the fair value concepts contained in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" which included certain exceptions to the concept that exchanges of similar productive assets should be recorded at the carrying value of the asset relinquished. SFAS No. 153 eliminates that exception and replaces it with a general exception for exchanges of nonmonetary assets that lack commercial substance. Only nonmonetary exchanges in which an entity's future cash flows are expected to significantly change as a result of the exchange will be considered to have commercial substance. SFAS No. 153 must be applied to nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of SFAS No. 153 is not expected to have a significant effect on the Company's financial position, results of operations or cash flows.

The FASB issued two final FASB Staff Positions ("FSPs") addressing the financial accounting for certain provisions of the American Jobs Creation Act of 2004 ("Act"). A provision of the Act allows taxpayers a deduction equal to a percentage of the lesser of the taxpayer's qualified domestic production activities income or taxable income, subject to a limitation of 50% of annual wages paid. FSP 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," addresses whether the qualified domestic production activities should be treated as a special deduction or a rate reduction under SFAS No. 109.

Additionally, another provision of the Act provides taxpayers a special, one-time 85% dividend received deduction for certain foreign earnings that are repatriated in either a company's first taxable year beginning on or after the date of the Act's enactment or the last taxable year beginning before such date. Some companies have requested that clarification be provided on certain aspects of the repatriation provisions of the Act. Until these clarifications are made, the Company is unable to conclude whether it will repatriate earnings or how much that repatriation will be.

(3) Restructuring charges

In November 2004, the Company commenced a restructuring program, engineered to accelerate the integration of its businesses and improve the Company's overall profitability. During the first half of 2005, the Company will consolidate its corporate headquarters and the domestic and international divisional headquarters into one central management facility in Seattle, Washington. This streamlining will eliminate unnecessary duplication of efforts as well as provide a much more cohesive day to day management coordination capability. In addition, the restructuring initiative includes the rationalization of technology systems, personnel and facilities. In connection with this plan, the Company recorded pre-tax restructuring charges of $4,368,250 for the year ended December 31, 2004. The pre-tax restructuring charges are composed of:

	Restructuring Charges	Non-Cash Charges	Cash Payments	Liability Balance, December 31, 2004
Systems	$ 3,556,134	$ (3,556,134)	$ --	$ --
Personnel	666,408	--	--	666,408
Lease terminations:				
Building	75,229	--	--	75,229
Truck	70,479	--	(70,479)	--
	$ 4,368,250	$ (3,556,134)	$ (70,479)	$ 741,637

The systems charges relate to impairment of the Company's Corporate freight software systems in 2004 which were in development. The personnel charges relate to Corporate contractual obligations incurred in 2004 with certain former executives. The lease terminations relate to vacating certain Domestic facilities in 2004 and the cancellation of truck leases in 2004. Except for the systems charges, all restructuring charges will result in cash outflows. The Company expects to complete its restructuring activities by the end of the second quarter of 2005 and anticipates that additional costs of approximately $3,000,000 will be incurred

(4) Discontinued Operations

On December 28, 2001, the Board of Directors approved a plan to dispose of all of the assets related to the Company's former business of investing in early-stage technology companies, since these investments were incompatible with the Company's current strategy of building a global integrated logistics services organization. Therefore, for financial reporting purposes, results of operations and cash flows of the former business have been segregated from those of the continuing operations and are presented in the Company's consolidated financial statements as discontinued operations. The Company never recognized any revenue from its former business model. At December 31, 2004 and 2003, there were no assets or liabilities of the discontinued operations remaining on the Company's consolidated balance sheets.

During the second quarter of 2003, the Company recorded a liability for $135,000 related to services rendered in 2000 by a consultant. The liability was satisfied in the third quarter of 2003 through the issuance of common stock. Also during the second quarter of 2003, a subtenant defaulted on the payment of sublease rentals related to a property occupied by the Company's former business. The Company recorded a liability for the remaining rental payments and recognized a loss of approximately $239,000. During the fourth quarter of 2003, the Company entered into a new sublease agreement and reduced the rental liability by approximately $92,000, which represents the amount of rentals to be received under the new agreement. The total loss recognized related to discontinued operations in 2003, net of income taxes, amounts to approximately $263,000, and is reflected as loss from discontinued operations in the accompanying consolidated statement of operations for the year ended December 31, 2003.

The Company settled the suit brought by Emergent Capital Investment LLC in the United States District Court for the Southern District of New York in exchange for the payment by the Company of $50,000. The settlement, net of insurance recoveries amounting to $25,000, is included in loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2004.

(5) Acquisitions

On February 9, 2004, the Company acquired, through its indirect wholly-owned subsidiary, Stonepath Holdings (Hong Kong) Limited, a 55% interest in Shaanxi Sunshine Cargo Services International Co., Ltd. ("Shaanxi"). Shaanxi is a Class A licensed freight forwarder headquartered in Shanghai, PRC and provides a wide range of customized transportation and logistics services and supply chain solutions, including global freight forwarding, warehousing and distribution, shipping services and special freight handling. As consideration for the purchase, which was effective as of March 1, 2004, the Company paid $5,500,000 consisting of $3,500,000 in cash, financed through its revolving credit agreement, and $2,000,000 of the Company's common stock. The common shares issued in the transaction are subject to a one-year restriction on sale and are subject to a pro rata forfeiture based upon a formula that compares the actual pre-tax income of Shaanxi through December 31, 2004 with the targeted level of income of $4,000,000 (on an annualized basis). Also, if the trading price of the Company's common stock is less than $3.17 per share at the end of the one-year restriction, the Company will issue up to 169,085 additional shares to the seller. Because the common shares issued in connection with this transaction are subject to forfeiture, they are accounted for as contingent consideration. When the number of common shares to be retained by the seller is ultimately determined, such shares will be valued at their then fair value and will result in additional goodwill being recorded. Based upon the actual pre-tax income through December 31, 2004, the seller forfeited 37,731 shares of common stock. As provided for in the purchase agreement, the amount of $119,608, which represents the original fair value of the forfeited shares at the date of acquisition, will be added ratably to the future earn-outs. Because the quoted market price of the Company's common stock was less than $3.17 on February 9, 2005, the Company will issue 158,973 additional shares of its common stock. As of February 9, 2005, the Company has issued 752,157 shares of its common stock in connection with this transaction. The Company will record additional goodwill amounting to $752,157 in the first quarter of 2005. The seller may receive additional consideration of up to $5,619,608 under an earn-out arrangement payable at the rate of $1,100,000 in the first year and $1,254,902 per year over the next four years based on the future financial performance of Shaanxi.

In addition, the Company agreed to pay the seller 55% of Shaanxi's accounts receivable balances, net of assumed liabilities (the "Effective Date Net Accounts Receivable"), existing on the date of acquisition realized in cash within 180 days following the acquisition with a targeted distribution date in August 2004. Effective September 20, 2004, the Company amended the purchase agreement for a change in the settlement date from August 2004 to an initial payment of $1,045,000 on or before November 15, 2004, and the final payment of $868,000 on or before March 31, 2005. The amendment also fixed the date of distribution for collections in cash after the initial 180 day working capital assessment period from being due when collected to March 31, 2005. On March 21, 2005, the Company and the seller entered into a financing arrangement whereby the amount due on March 31, 2005 would become subject to a note payable due March 31, 2006 with interest at 10% per annum. Due to this financing arrangement, the balance due to the seller amounting to $1,897,539 is included in the other long-term liabilities in the consolidated balance sheet at December 31, 2004.

The acquisition, which significantly enhances the Company's presence in the region, was accounted for as a purchase and accordingly, the results of operations and cash flows of Shaanxi have been included in the Company's consolidated financial statements prospectively from the date of acquisition. Because the Company consolidates its foreign subsidiaries on a one-month lag, such information has been reflected in the consolidated statement of operations effective for periods subsequent to April 1, 2004. At December 31, 2004, the total purchase price, including acquisition expenses of $269,000, but excluding the contingent consideration, was $6,650,000. The following table summarizes the allocation of the purchase price based on the fair value of the assets acquired and liabilities assumed at March 1, 2004 (in thousands):

Current assets	$	15,090
Furniture and equipment		157
Goodwill		2,161
Other intangible assets		1,453
Total assets acquired		18,861
Current liabilities assumed		(9,727)
Minority interest		(2,484)
Net assets acquired	$	6,650

The acquired intangible assets have a weighted average life of 6.6 years. The intangible assets include a customer related intangible of $1,112,100 with a 7.1 year life and a covenant-not-to-compete of $341,000 with a five year life. The $2,161,100 of goodwill was assigned to the Company's International Services business unit and is not deductible for income tax purposes.

The following unaudited pro forma information is presented as if the acquisition of Shaanxi had occurred on December 1, 2002, using the one-month lag consolidation policy (in thousands, except earnings per share):

	Year ended December 31,	
	2004	2003
Total revenue	$ 391,637	$287,785
Loss from continuing operations	(12,245)	(56)
Net loss	(12,295)	(56)
Earnings per share: Basic	$ (0.31)	$ (0.01)
Diluted	$ (0.31)	$ (0.01)

(6) Acquired Intangible Assets

Information with respect to acquired intangible assets is as follows:

	December 31,			
	2004		2003	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable intangible assets:				
Customer related	$11,042,100	$ 4,813,229	$ 8,970,000	$ 2,923,033
Covenants-not-to-compete	1,506,000	654,885	1,119,000	390,074
Total	$12,548,100	$ 5,468,114	$ 10,089,000	$ 3,313,107

Aggregate amortization expense:

For the year ended December 31, 2004	$2,282,887
For the year ended December 31, 2003	1,615,662
For the year ended December 31, 2002	1,404,778

Estimated aggregate amortization expense:

For the year ended December 31, 2005	$1,859,000
For the year ended December 31, 2006	1,547,000
For the year ended December 31, 2007	1,254,000
For the year ended December 31, 2008	931,000
For the year ended December 31, 2009	607,000

(7) Technology, Furniture and Equipment

Technology, furniture and equipment consists of the following:

	December 31,	
	2004	2003
Furniture and office equipment	$ 6,105,146	$ 3,396,048
Computer software	3,845,479	5,006,495
Leasehold improvements	1,037,696	593,425
Vehicles	241,179	62,334
	11,229,500	9,058,302
Less: accumulated depreciation	(3,633,641)	(1,995,346)
	$ 7,595,859	$ 7,062,956

(8) Credit Facilities

In May 2002, the Company secured a $15,000,000 revolving credit facility (the "U.S. Facility") which was increased to $20,000,000 during 2003 and to $25,000,000 in 2004. The U.S. Facility is collateralized by accounts receivable and other assets of the Company and its subsidiaries. Under the original U.S. Facility, the Company had the option to elect to pay interest at a rate equal to LIBOR plus 2.25% or the prime rate. The Company also paid a commitment fee of 0.5% per annum on the average unused balance of the U.S. Facility. The Company could use advances under the U.S. Facility to finance future acquisitions, capital expenditures or other corporate purposes. Borrowings under the original U.S. Facility could be limited based upon measures of the Company's cash flow, as well as a covenant that limited funded debt (the "Funded Debt Covenant") to a multiple of consolidated earnings before interest, taxes, depreciation and amortization ("EBITDA") generated from the operations of the United States subsidiaries. At December 31, 2004, the outstanding balance on the U.S. Facility was $13,911,700; based on available collateral and an outstanding $150,000 letter of credit commitment, there was $7,565,700 available for borrowing under the U.S. Facility.

On July 28, 2004, the Company amended its U.S. Facility to provide a bridge loan with a principal amount of $5,000,000, a term of 120 days and interest at 200 basis points above the prime rate. The amendment modified certain financial covenants, including but not limited to, cash flow coverage ratio test, funded debt limitations and domestic and worldwide funded debt to consolidated EBITDA. The Company borrowed the full $5,000,000 available under the bridge loan on August 24, 2004 and subsequently repaid the bridge loan facility by November 26, 2004.

The Company restated its consolidated financial statements as of December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, which resulted in the technical default of certain financial covenants of the U.S. Facility, as amended. These defaults were waived and the Company entered into a further amended revolving credit facility, dated November 17, 2004. This amendment reduced the U.S. Facility term from May 15, 2007 to January 31, 2006, reduced the maximum availability under the U.S. Facility from $25,000,000 to $22,500,000, established minimum quarterly EBITDA targets for the Company and defined segments commencing in the quarter ended December 31, 2004, precluded acquisitions, eliminated LIBOR based borrowings, fixed the interest rate at the lender's prime rate plus 200 basis points and imposed semi-annual fees of approximately $125,000, among other changes to the agreement. At December 31, 2004, the Company was in default of the EBITDA target for the quarter ended December 31, 2004, and, as a result of a cross default provision, the Company was in default of its Master Lease Agreement dated June 6, 2003. On March 16, 2005, these defaults were waived by the lender and lessor; however, future lease payments to July 1, 2006 under the Master Lease Agreement have been accelerated to March 31, 2005. Accordingly, the consolidated balance sheet at December 31, 2004 reflects all future payments under the Master Lease Agreement as current liabilities. See also Note 18 for additional information about the U.S. Facility.

Effective October 27, 2004, a subsidiary of the Company, Stonepath Holdings (Hong Kong) Limited ("Asia Holdings") entered into a Term Credit Agreement with Hong Kong Central League Credit Union (the "Lender") and SBI Advisors, LLC, as agent for the Lender. The Term Credit Agreement provides Asia Holdings with the right to borrow an initial amount of $3,000,000 and up to an additional $7,000,000 upon the satisfaction of certain conditions. The obligations of Asia Holdings under the Term Credit Agreement are secured by floating charges on the foreign accounts receivable of three of its subsidiaries, Planet Logistics Express (Singapore) Pte. Ltd., GLink Express (Singapore) Pte. Ltd., and Stonepath Logistics (Hong Kong) Limited. Asia Holdings borrowed $3,000,000 on November 4, 2004 and $2,000,000 on February 16, 2005. There is no assurance that the remaining $5,000,000 will be available to Asia Holdings under the Term Credit Agreement. All borrowings under the Term Credit Agreement bear interest at an annual rate of 15% and must be repaid on or before November 4, 2005. The obligation to repay the borrowings under the Term Credit Agreement may be accelerated by the Lender upon the occurrence of events of default customary for loan transactions. Stonepath Group, Inc. has guaranteed the obligations of Asia Holdings under the Term Credit Agreement. The outstanding balance on the Term Credit Agreement was $3,000,000 at December 31, 2004.

During the year ended December 31, 2004 and 2003, the Company incurred interest costs of $701,391 and $189,359, respectively, of which $61,900 and $47,500, respectively, was capitalized.

(9) Income Taxes

Deferred tax assets and liabilities are determined based upon the estimated future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities, as well as for operating and capital loss carryforwards, using the current enacted tax rates. Deferred income tax assets and liabilities are classified as current and noncurrent based on the financial reporting classification of the related assets and liabilities that give rise to the temporary difference. The tax effects of temporary differences that give rise to the Company's deferred tax accounts are as follows:

	December 31, 2004	December 31, 2003
Deferred tax assets:		
Accruals	$ 527,000	$ 191,000
Equity in losses of affiliate companies	373,000	384,000
Depreciation and amortization	422,000	616,000
Deferred compensation and warrants	1,403,000	3,044,000
Capital loss carryforward	2,137,000	2,201,000
Federal and state deferred tax benefits arising from net operating loss carryforwards	18,220,000	9,550,000
Total gross deferred tax assets	23,082,000	15,986,000
Less: valuation allowance	(23,082,000)	(15,986,000)
Net total deferred tax assets	--	--
Deferred tax liabilities:		
Amortization of goodwill for tax purposes	(1,600,900)	(985,600)
Foreign taxes	(50,000)	(50,000)
Total gross deferred tax liabilities	(1,650,900)	(1,035,600)
Net deferred tax liabilities	$ (1,650,900)	$ (1,035,600)

The Company has not recorded deferred income taxes on the undistributed earnings of its foreign subsidiaries because it is management's intention to reinvest such earnings for the foreseeable future. At December 31, 2004, the undistributed earnings of the foreign subsidiaries amounted to approximately $2,268,000. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to U.S. income taxes and foreign withholding taxes. It is not practical, however, to estimate the amount of taxes that may be payable on the eventual remittance of these earnings.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income, management believes that a valuation allowance against the gross deferred tax assets is appropriate.

The net change in the valuation allowance for the years ended December 31, 2004 and 2003 was an increase of $7,096,000 and a decrease of $6,042,000, respectively. The increase in 2004 was principally due to the increase in the amount of the deferred tax asset related to the Company's net operating loss carryforward. The decrease in 2003 was principally due to a reduction in the amount of the deferred tax asset related to stock-based compensation. As of December 31, 2004, the Company had net operating loss carryforwards for federal and state income tax purposes amounting to approximately $47,000,000 and

$50,000,000, respectively. The federal net operating loss carryforwards expire beginning 2018 through 2024, and the state net operating loss carryforwards expire beginning in 2005. The use of certain net operating losses may be subject to annual limitations based on changes in the ownership of the Company's common stock, as defined by Section 382 of the Internal Revenue Code.

Income tax expense attributable to continuing operations is as follows:

	Years ended December 31,		
	2004	**2003**	**2002**
Current:			
Federal	$ --	$ --	$ --
State	109,337	40,000	30,000
Foreign	1,671,175	121,086	1,877
	1,780,512	161,086	31,877
Deferred:			
Federal	572,600	448,800	309,500
State	42,700	76,000	79,800
Foreign	--	50,000	--
	615,300	574,800	389,300
	$ 2,395,812	$ 735,886	$ 421,177

In addition to the amounts reflected above, an income tax benefit of approximately $19,000 has been allocated to discontinued operations for the year ended December 31, 2003.

The following table reconciles income taxes based on the U.S. statutory tax rate to the Company's income tax expense related to continuing operations.

	Years ended December 31,		
	2004	**2003**	**2002**
Tax at statutory rate	34.0%	34.0%	34.0%
Amortization of goodwill	(6.2)	112.0	35.4
Change in valuation allowance	(50.7)	22.5	(44.0)
State taxes	(1.3)	29.0	12.5
Effect of tax rates of foreign subsidiaries	(0.7)	(39.1)	(0.2)
Non-deductible items	(1.1)	25.3	10.4
Income tax expense	(26.0)%	183.7%	48.1%

(10) Commitments

Employment Agreements

At December 31, 2004, the Company had employment agreements with three of its officers for an aggregate annual base salary of $810,000 plus bonus and increases in accordance with the terms of the agreements. The contracts are for varying terms through October 2009.

Leases

The Company leases equipment, office and warehouse space under operating leases expiring at various times through 2010. During 2004, the Company entered into various capital leases aggregating $458,408 for certain equipment utilized in its Domestic Services segment. During 2003, the Company entered into a capital lease for certain technology and hardware related to its Tech-Logis™ project. Total rent expense for the years ended December 31, 2004, 2003 and 2002 was $9,150,000, $7,451,000 and $4,750,000, respectively. Future minimum lease payments are as follows:

	Operating Leases			
Year ending December 31,	**Third-party**	**Related Party**	**Total**	**Capital Lease**
2005	$ 8,578,000	$ 94,000	$ 8,672,000	$ 914,491
2006	5,792,000	--	5,792,000	604,507
2007	3,862,000	--	3,862,000	85,891
2008	2,868,000		2,868,000	--
2009	1,952,000		1,952,000	--
Thereafter	1,516,000	--	1,516,000	--
Total minimum lease payments	$ 24,568,000	$ 94,000	$ 24,662,000	1,604,888
Less: Amount representing interest				94,427
Present value of minimum lease payments				1,510,461
Less: Current portion of capital lease obligation				1,510,461
Long-term portion of capital lease obligation				$ --

Property under capital leases consists of the following:

	December 31,	
	2004	**2003**
Software	$ --	$ 2,049,638
Equipment	458,409	--
Accumulated amortization	(119,397)	--
	$ 339,012	$ 2,049,638

Employee Benefit Plan

The Company sponsors voluntary defined contribution savings plans covering all U.S. employees. Company contributions are discretionary. For the years ended December 31, 2004, 2003 and 2002, total Company contributions amounted to $629,000, $547,000 and $260,000, respectively.

(11) Contingencies

Acquisition Agreements

Assuming minimum pre-tax income levels are achieved by the acquired companies, the Company will be required to make future contingent consideration payments by April 1 of the respective year as follows (in thousands):

	2006	2007	2008	2009	Total
Earn-out payments:					
Domestic	$ 8,050	$ 2,500	$ 2,500	$ --	$ 13,050
International	5,131	5,503	3,769	3,417	17,820
Total earn-out payments	$ 13,181	$ 8,003	$ 6,269	$ 3,417	$ 30,870
Prior year pre-tax earnings targets(3)					
Domestic	$ 12,306	$ 3,500	$ 3,500	$ --	$ 19,306
International	12,446	13,502	8,840	7,723	42,511
Total pre-tax earnings targets	$ 24,752	$ 17,002	$ 12,340	$ 7,723	$ 61,817
Domestic	65.4%	71.4%	71.4%	--	67.6%
International	41.2%	40.8%	42.6%	44.2%	41.9%
Combined	53.3%	47.1%	50.8%	44.2%	49.9%

(1) Excludes the impact of prior year's pre-tax earnings carryforwards (excess or shortfalls versus earnings targets).

(2) During the 2005-2008 earn-out period, there is an additional contingent obligation related to tier-two earn-outs that could be as much as $18.0 million if certain of the acquired companies generate an incremental $37.0 million in pre-tax earnings.

(3) Aggregate pre-tax earnings targets as presented here identify the uniquely defined earnings targets of each acquisition and should not be interpreted to be the consolidated pre-tax earnings of the Company which would give effect for, among other things, amortization or impairment of intangible assets created in connection with each acquisition or various other expenses which may not be charged to the operating groups for purposes of calculating earn-outs.

Legal Proceedings

The Company was named as a defendant in eight purported class action complaints filed in the United States Court for the Eastern District of Pennsylvania between September 24, 2004 and November 19, 2004. Also named as defendants in these lawsuits were officers Dennis L. Pelino and Thomas L. Scully and former officer Bohn H. Crain. These cases have now been consolidated for all purposes in that Court under the caption In re Stonepath Group, Inc. Securities Litigation, Civ. Action No. 04-4515 and the lead plaintiff, Globis Capital Partners, LP, filed an amended complaint in February 2005. The lead plaintiff seeks to represent a class of purchasers of the Company's shares between March 29, 2002 and September 20, 2004, and allege claims for securities fraud under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. These claims are based upon the allegation that certain public statements made during the period from March 29, 2002 through September 20, 2004 were materially false and misleading because they failed to disclose that the Company's Domestic Services operations had improperly accounted for accrued purchased transportation costs. The plaintiffs are seeking compensatory damages, attorneys' fees and costs, and further relief as may be determined by the Court. The Company and the individual defendants believe that the plaintiffs' claims are without merit and intend to vigorously defend against them.

The Company has been named as a nominal defendant in a shareholder derivative action on behalf of the Company that was filed on October 12, 2004 in the United States District Court for the Eastern District of Pennsylvania under the caption Ronald Jeffrey Neer v. Dennis L. Pelino, et al., Civ. A. No. 04-cv-4971.

Also named as defendants in the action are all of the individuals who were serving as directors of the Company when the complaint was filed (Dennis L. Pelino, J. Douglas Coates, Robert McCord, David R. Jones, Aloysius T. Lawn and John H. Springer), former directors Andrew Panzo, Lee C. Hansen, Darr Aley, Stephen George, Michela O'Connor-Abrams and Frank Palma, officer Thomas L. Scully and former officers Bohn H. Crain and Stephen M. Cohen. The derivative action alleges breach of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, unjust enrichment and violations of the Sarbanes-Oxley Act of 2002. These claims are based upon the allegation that the defendants knew or should have known that the Company's public filings for fiscal years 2001, 2002 and 2003 and for the first and second quarters of fiscal year 2004, and certain press releases and public statements made during the period from January 1, 2001 through August 9, 2004, were materially misleading. The complaint alleges that the statements were materially misleading because they understated the Company's accrued purchase transportation liability and related costs of transportation in violation of generally accepted accounting principles and they failed to disclose that the Company lacked internal controls. The derivative action seeks compensatory damages in favor of the Company, attorneys' fees and costs, and further relief as may be determined by the Court. The defendants believe that this action is without merit, have filed a motion to dismiss this action, and intend to vigorously defend themselves against the claims raised in this action.

On October 22, 2004, Douglas Burke filed a two-count action against United American Acquisitions, Inc. ("UAF"), Stonepath Logistics Domestic Services, Inc., and the Company in the Circuit Court for Wayne County, Michigan. Mr. Burke is the former President and Chief Executive Officer of UAF. The Company purchased the stock of UAF from Mr. Burke on May 30, 2002 pursuant to a Stock Purchase Agreement. At the closing of the transaction Mr. Burke received $5,100,000 and received the right to receive an additional $11,000,000 in four annual installments based upon UAF's performance in accordance with the Stock Purchase Agreement. Subject to the purchase, Stonepath Logistics Domestic Services, Inc. and Mr. Burke entered into an Employment Agreement. Mr. Burke's complaint alleges that the defendants breached the terms of the Employment Agreement and Stock Purchase Agreement and seeks, among other things, the production of financial information, unspecified damages, attorney's fees and interest. The defendants believe that Mr. Burke's claims are without merit and intend to vigorously defend against them. In addition, the Company is seeking $456,000 in excess earn-out payments that were paid to Mr. Burke.

The Company is not able to predict the outcome of any of the foregoing litigation at this time, since each action is in an early stage. An adverse determination in any of those actions could have a material and adverse effect on the Company's financial position, results of operations and/or cash flows.

The Company has received notice that the Securities and Exchange Commission ("Commission") is conducting an informal inquiry to determine whether certain provisions of the federal securities laws have been violated in connection with the Company's accounting and financial reporting. As part of the inquiry, the staff of the Commission has requested information relating to the restatement amounts, personnel at the Air Plus subsidiary and Stonepath Group, Inc. and additional background information for the period from October 5, 2001 to December 2, 2004. The Company is voluntarily cooperating with the staff.

By letter dated March 25, 2005, the court-appointed receiver (the "Receiver") of Lancer Management Group, LLC and certain related parties asserted that he has determined that payments made by Lancer Partners, L.P. totaling $3,000,000 and payments made by related entities totaling $5,349,000 were avoidable as fraudulent transfers. Lancer Partners, L.P. and certain related entities purchased securities of the Company in past private placement transactions. The letter provides no basis for the Receivers's determination and seeks evidence from the Company establishing that the payments were not avoidable or the payment of $8,349,000. The Company is in the process of reviewing the transactions identified in the Receiver's letter.

The Company settled the suit brought by Emergent Capital Investment LLC in the United States District Court for the Southern District of New York in exchange for the payment by the Company of $50,000. The settlement, net of insurance recoveries amounting to $25,000, is included in loss from discontinued operations in the consolidated statement of operations for the year ended December 31, 2004.

On May 6, 2003, the Company elected to settle litigation instituted on August 20, 2000 by Austost Anstalt Schaan, Balmore Funds, S.A. and Amro International, S.A. Although the Company believed that the plaintiffs' claims were without merit, the Company chose to settle the matter in order to avoid future litigation costs and to mitigate the diversion of management's attention from operations. The total settlement costs of $787,500, paid $437,500 in cash and $350,000 in shares of the Company's common stock, are included in litigation and nonrecurring costs in the accompanying consolidated statement of operations for the year ended December 31, 2003.

The Company is also involved in various other claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of those matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity. No accruals have been established for any pending legal proceedings.

(12) Stockholders' Equity

The Company has two classes of authorized stock: common stock and preferred stock.

a) Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, par value $.001 per share. The holders of common stock are entitled to one vote per share and are entitled to dividends as declared. Dividends are subject to the preferential rights of the holders of the Company's preferred stock. The Company has never declared dividends on its common stock.

In March 2003, the Company completed a private placement of 4,470,000 shares of its common stock at a price of approximately $1.35 per share realizing gross proceeds of $6,072,500. This placement yielded net proceeds of $5,512,468 for the Company, after the payment of placement agent fees and other out-of-pocket costs associated with the placement.

In October 2003, the Company completed a private placement of 5,983,500 shares of its common stock at a price of $2.20 per share realizing gross proceeds of $13,163,700. This placement yielded net proceeds of $12,552,947 for the Company, after the payment of placement agent fees and other out-of-pocket costs associated with the placement.

On February 9, 2004 the Company filed a shelf registration statement with the Commission. This registration statement, filed on Form S-3, had been declared effective, and permitted the Company to sell, in one or more public offerings, shares of common stock, preferred stock, or warrants for proceeds of up to an aggregate amount of $50,000,000. In view of the Company's late filing of its Form 10-Q for the three and nine month periods ending September 30, 2004, the aforementioned Form S-3 is not available for use by the Company at this time.

b) Preferred Stock

The Company's Board of Directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, par value $.001 per share, that may be issued in one or more series and with such terms as may be determined by the Board of Directors. At December 31, 2004, there are no preferred shares of any series outstanding.

Series C Preferred Stock

In March 2000, the Company completed a private placement transaction in which it issued 4,166,667 shares of Series C Preferred Stock and warrants to purchase 416,667 additional shares of common stock for aggregate gross proceeds of $50,000,000.

The terms of the Series C Preferred Stock initially required the Company to use the proceeds from this offering solely for investments in early stage Internet companies. In February 2001, the Company received consents (the "Consents") from the holders of more than two-thirds of its issued and outstanding shares of Series C Preferred Stock to modify this restriction to permit it to use the proceeds to make any investments in the ordinary course of business, as from time-to-time determined by the Board of Directors, or for any other business purpose approved by the Board of Directors.

In exchange for the Consents, the Company agreed to a private exchange transaction (the "Exchange Transaction") in which it would issue to the holders of the Series C Preferred Stock as of July 18, 2002 (the "conversion date"), additional warrants to purchase up to a maximum of 2,692,195 shares of common stock at an exercise price of $1.00 per share, and reduce the per share exercise price from $26.58 to $1.00 for 307,805 existing warrants owned by the holders of the Series C Preferred Stock. As a condition to receiving the additional warrants and having their existing warrants re-priced, the holders of the Series C Preferred Stock agreed to convert their shares of preferred stock into shares of common stock on the conversion date.

At the request of the largest holder of Series C Preferred Stock (because of legal limitations in its governing instruments which prevented it from holding investments in common stock), the Company expanded the Exchange Transaction to include an additional alternative. Holders of the Series C Preferred Stock as of the conversion date were provided with the alternative of exchanging the common stock issuable upon conversion of the Series C Preferred Stock, the additional warrants and re-priced warrants, for shares of a newly designated Series D Convertible Preferred Stock.

As a result of the exercise of these rights by the holders of the Series C Preferred Stock, as of July 19, 2002, all of the Company's shares of Series C Preferred Stock, representing approximately $44,600,000 in liquidation preferences, together with warrants to purchase 307,805 shares of the Company's common stock, were surrendered and retired in exchange for a combination of securities consisting of:

- 1,911,071 shares of common stock;
- 1,543,413 warrants to purchase common stock at an exercise price of $1.00; and
- 360,745 shares of Series D Convertible Preferred Stock.

The 1,911,071 shares of common stock and the 1,543,413 warrants to purchase shares of common stock at an exercise price of $1.00 were issued in exchange for 1,911,071 shares of Series C Preferred Stock and warrants to purchase 158,349 shares of the Company's common stock at an exercise price of $26.58 per share. The exchange of the common stock for the Series C Preferred Stock was accounted for as a conversion of the Series C Preferred Stock pursuant to its terms. The estimated fair value of the additional warrants and the re-priced warrants had been previously recorded by the Company in 2001 as a dividend, so no further amount was recorded in 2002.

The remaining 1,803,725 shares of Series C Preferred Stock were converted into 1,803,725 shares of common stock. In addition, the Company issued 1,307,130 additional warrants to purchase shares of common stock at an exercise price of $1.00 per share and re-priced 149,457 warrants to purchase shares of the Company's common stock (the re-priced warrants were re-priced from an exercise price of $26.58 per share to an exercise price of $1.00 per share). The common stock, additional warrants and re-priced warrants were then immediately surrendered by the holders in exchange for 360,745 shares of Series D Convertible Preferred Stock.

EITF Topic D-42, The Effect on the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock, indicates that the excess of the carrying amount of preferred stock over the fair value of the consideration transferred to the holders of the preferred stock should be added to net income. The Series C Preferred Stock which was converted into Series D Convertible Preferred Stock had a carrying value of approximately $21,645,000. The Company obtained an independent appraisal which valued the Series D Convertible Preferred Stock at approximately $4,672,000. The excess of the carrying value of the Series C Preferred Stock over the fair value of the Series D Convertible Preferred Stock was added to net income for purposes of computing net income attributable to common stockholders for the year ended December 31, 2002. The Exchange Transaction had no effect on the cash flows of the Company.

The holders of the Series C Preferred Stock earned 162,741 additional shares of Series C Preferred Stock from payment of preferred stock dividends during the year ended December 31, 2002.

Series D Convertible Preferred Stock

Each share of the Series D Convertible Preferred Stock was convertible into ten shares of common stock of the Company. The conversion terms were negotiated to be similar to the terms of the Exchange Transaction. During the years ended December 31, 2004 and 2003, 310,477 shares and 50,265 shares, respectively, of Series D Convertible Preferred Stock were converted into 3,104,770 shares and 502,650 shares, respectively, of common stock of the Company.

Preferred Stock Dividends

For the year ended December 31, 2002, the components of the preferred stock dividends were as follows:

Series C Preferred Stock dividend payable in kind	$ (1,952,892)
Non-cash credit: excess of carrying value of Series C Preferred Stock over the fair value of Series D Convertible Preferred Stock	16,973,040
	$ 15,020,148

c) Deferred Stock-Based Compensation

The Company records deferred compensation when it makes restricted stock awards or compensatory stock option grants to employees and consultants. In the case of stock option grants to employees, the amount of deferred compensation initially recorded is the difference, if any, between the exercise price and quoted market value of the common stock on the date of grant. Such deferred compensation is fixed and remains unchanged for subsequent increases or decreases in the market value of the Company's common stock. In the case of options granted to consultants, the amount of deferred compensation recorded is the fair value of the stock options on the grant date as determined using a Black-Scholes valuation model. The Company records deferred compensation as a reduction to stockholders' equity and an offsetting increase to additional paid-in capital. The Company then amortizes deferred compensation into stock-based compensation expense over the performance period, which typically coincides with the vesting period of the stock-based award of three to four years.

The components of deferred compensation are as follows:

	Employees	Consultants	Total
Balance at January 1, 2002	$ 211,638	$ --	$ 211,638
Deferred compensation recorded	--	3,193	3,193
Amortization to stock-based compensation	(95,232)	(3,193)	(98,425)
Balance at December 31, 2002	116,406	--	116,406
Amortization to stock-based compensation	(95,232)	--	(95,232)
Balance at December 31, 2003	21,174	--	21,174
Deferred compensation recorded	--	70,000	70,000
Amortization to stock-based compensation	(21,174)	(38,700)	(59,874)
Balance at December 31, 2004	$ --	$ 31,300	$ 31,300

Stock-based compensation is included in personnel costs in the accompanying consolidated statements of operations.

(13) Stock Options and Warrants

a) Stock Options

The Amended and Restated Stonepath Group, Inc. 2000 Stock Incentive Plan, (the "Stock Incentive Plan") covers 13,000,000 shares of common stock. Under its terms, employees, officers and directors of the Company and its subsidiaries are currently eligible to receive non-qualified and incentive stock options and restricted stock awards. Options granted generally vest over three to four years and expire ten years following the date of grant. The Board of Directors or a committee thereof determines the exercise price of options granted.

The following summarizes the Company's stock option activity and related information:

	Shares	Range of exercise prices	Weighted Average exercise price
Outstanding at January 1, 2002	6,282,883	$0.50 – 17.50	$ 1.47
Granted	3,648,000	1.30 – 2.30	1.37
Exercised	(409,583)	0.50 – 1.00	0.96
Expired	(74,400)	0.70 – 1.58	0.98
Outstanding at December 31, 2002	9,447,300	0.50 – 17.50	1.46
Granted	1,862,100	1.53 – 2.85	1.95
Exercised	(307,916)	0.70 – 1.30	1.04
Expired	(273,600)	9.27 – 10.00	9.27
Cancelled	(123,750)	1.21 – 2.00	1.34
Outstanding at December 31, 2003	10,604,134	0.50 – 17.50	1.36
Granted	3,774,700	0.75 – 3.75	2.25
Exercised	(2,089,094)	0.60 – 1.38	0.85
Expired	(24,000)	2.50	2.50
Cancelled	(859,556)	1.30 – 2.85	1.89
Outstanding at December 31, 2004	11,406,184	$0.50 – 17.50	$ 1.70

The following table summarizes information about options outstanding and exercisable as of December 31, 2004:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
\$0.50 - \$1.00	3,895,334	7.0 years	\$ 0.79	3,157,833	\$ 0.80
\$1.01 - \$2.00	4,189,619	7.5 years	1.47	2,863,412	1.45
\$2.01 - \$4.00	3,248,031	7.8 years	2.78	1,922,950	2.72
\$6.38	10,000	4.5 years	6.38	10,000	6.38
\$17.50	63,200	2.7 years	17.50	63,200	17.50
Total	11,406,184	7.4 years	\$ 1.70	8,017,395	\$ 1.63

On October 5, 2001, February 28, 2002 and July 3, 2002, the Company modified the existing option arrangements with its Chairman such that, effective as of July 3, 2002, vesting was fully accelerated on options to purchase 1,800,000 shares of the Company's common stock. Based on the excess of the trading price of the common stock on the dates of the modifications over the exercise price, the Company could incur a non-cash charge to its earnings of approximately \$870,000 if the Chairman leaves the employment of the Company prior to the vesting dates specified in the original option grant.

b) Warrants

The following summarizes warrant activity and related information:

	Shares	Range of Exercise Prices	Weighted Average Exercise Price
Outstanding at January 1, 2002	3,473,051	\$ 0.82 – 26.58	\$ 6.67
Issued	1,693,413	1.00 – 1.23	1.02
Exercised	(31,225)	1.00	1.00
Expired	(1,780,027)	2.40 – 10.00	5.16
Cancelled	(407,806)	0.82 – 26.58	20.26
Outstanding at December 31, 2002	2,947,406	1.00 – 26.58	2.51
Issued	297,000	1.49	1.49
Exercised	(923,040)	1.00 – 1.49	1.13
Expired	(437,970)	6.00 – 26.58	11.12
Outstanding at December 31, 2003	1,883,396	1.00 – 1.49	1.03
Issued	600,000	5.00	5.00
Exercised	(525,612)	1.00	1.00
Outstanding at December 31, 2004	1,957,784	\$1.00 – 5.00	\$ 2.26

These warrants were issued primarily in connection with former borrowing arrangements, the Series C Preferred Stock issuance, the receipt of consulting services and services to be rendered in connection with a private placement of the Company's common stock. In 2002, the Company recorded \$95,000 of deferred offering costs for warrants that were issued in connection with an anticipated private placement of the Company's common stock.

(14) Fair Value of Financial Instruments

At December 31, 2004 and 2003, the carrying values of cash and cash equivalents, accounts receivable, loans receivable, accounts payable and lines of credit approximated their fair values as they are short-term and are generally receivable or payable on demand. At December 31, 2004, the carrying value of the capital leases approximated their fair value, since they are payable in full on March 31, 2005. Other long-term liabilities represented amounts payable to the former shareholder of Shaanxi and approximated their fair value since they are now the subject of a recently-negotiated note payable, due March 31, 2006.

(15) Related Party Transactions

During 2002, the Company purchased certain computer equipment and peripherals for $28,000 from a company owned by the Company's Chairman.

During 2002, the Company paid a total of $60,000 to two of its directors as a placement fee related to the employment of the Company's former Chief Financial Officer.

During 2003, the Company paid $25,872 for consulting services received from a company owned by a director.

At December 31, 2003, a former officer was indebted to the Company for a loan with an aggregate unamortized balance of $14,597. This loan is generally forgivable over a three-year term and for accounting purposes was amortized evenly to expense over the term which ended in April 2004.

Certain real estate is leased under an operating lease from the former principal shareholder of M.G.R., Inc. d/b/a Air Plus, which the Company acquired on October 5, 2001. Rent under this arrangement was determined by a survey of comparable building rents and totaled $187,000 for each of the years ended December 31, 2004, 2003 and 2002.

At December 31, 2004, a former principal shareholder of Global was indebted to the Company for a loan amounting to $87,500. The loan is repayable by offset against his portion of the contingent consideration payment to be made in 2006.

(16) Segment Information

SFAS No 131, Disclosures About Segments of an Enterprise and Related Information, established standards for reporting information about operating segments in financial statements. Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company identifies operating segments based on the principal service provided by the business unit. The Company determined that it has two operating segments: the Domestic Services platform, which provides a full range of logistics and transportation services throughout North America, and its International Services platform, which provides international air and ocean logistics services. Each segment has a separate management structure. The accounting policies of the reportable segments are the same as described in Note 2. Segment information, in which corporate expenses (other than the legal settlement and nonrecurring costs) have been fully allocated to the operating segments, is as follows (in thousands):

	Year Ended December 31, 2004			
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$ 145,172	$ 221,909	$ --	$ 367,081
Inter-segment revenue	18	350	--	368
Revenue from significant customer	46,998	--	--	46,998
Segment operating income (loss)	(9,879)	4,303	--	(5,576)
Segment assets	42,278	76,420	4,248	122,946
Segment goodwill	19,641	17,638	--	37,279
Depreciation and amortization	2,551	1,638	--	4,189
Capital expenditures	1,887	716	2,765	5,368

	Year Ended December 31, 2003			
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$ 129,474	$ 90,610	$ --	$ 220,084
Inter-segment revenue	56	124	--	180
Revenue from significant customer	53,582	--	--	53,852
Segment operating income (loss)	(1,465)	4,312	(1,169)	1,678
Segment assets	49,780	36,577	3,912	90,269
Segment goodwill	19,641	11,868	--	31,509
Depreciation and amortization	2,259	401	--	2,660
Capital expenditures	643	140	3,400	4,183

	Year Ended December 31, 2002			
	Domestic Services	International Services	Corporate	Total
Revenue from external customers	$ 78,319	$ 44,469	$ --	$ 122,788
Inter-segment revenue	76	15	--	91
Revenue from significant customer	40,164	--	--	40,164
Segment operating income (loss)	(1,023)	1,770		747
Segment assets	40,682	13,867	(564)	53,985
Segment goodwill	13,923	5,208	--	19,131
Depreciation and amortization	2,036	151	--	2,187
Capital expenditures	788	349	676	1,813

The revenue in the table below is allocated to geographic areas based upon the location of the customer (in thousands):

	Year Ended December 31,		
	2004	2003	2002
Total revenue:			
United States	$ 239,389	$ 208,591	$ 121,111
Asia	116,388	8,003	1,076
North America (excluding the United States)	220	1,360	55
Europe	6,507	1,287	344
South America	2,605	--	--
Other	1,972	843	202
Total	$ 367,081	$ 220,084	$ 122,788

The following table presents long-lived assets by geographic area (in thousands):

	December 31,	
	2004	2003
United States	$ 6,797	$ 6,737
Asia	691	326
South America	108	--
	$ 7,596	$ 7,063

Cash on deposit with foreign banks amounted to $6,005,000 at December 31, 2004.

(17) Quarterly Information (Unaudited)

The following is a summary of certain unaudited quarterly financial information for fiscal 2004 and 2003:

	Quarter Ended			
2004	**March 31**	**June 30**	**September 30**	**December 31**
Total revenue	$ 60,224,390	$ 86,469,712	$ 109,711,414	$ 110,675,149
Cost of transportation	43,472,712	67,404,844	84,638,366	86,842,725
Net revenue	$16,751,678	$ 19,064,868	$ 25,073,048	$ 23,832,424
Income (loss) from continuing Operations	$ (5,700,446)	$ (1,368,806)	$ 105,767	$ (6,054,870)
Gain (loss) from discontinued operations	--		(50,000)	25,000
Net income (loss) attributable to common stockholders	$ (5,700,446)	$ (1,368,806)	$ 55,767	$ (6,029,870)
Loss per common share:				
Basic				
Continuing	$ (0.15)	$ (0.03)	$ --	$ (0.15)
Discontinued operations	--	--	--	--
Earnings per common share	$ (0.15)	$ (0.03)	$ --	$ (0.15)
Diluted				
Continuing	$ (0.15)	$ (0.03)	$ --	$ (0.15)
Discontinued operations	--	--	--	--
Earnings per common share	$ (0.15)	$ (0.03)	$ --	$ (0.15)

2003	**March 31**	**June 30**	**September 30**	**December 31**
Total revenue	$ 38,572,441	$ 46,333,989	$ 65,507,874	$ 69,669,977
Cost of transportation	26,634,489	34,392,588	47,554,483	49,524,035
Net revenue	$ 11,937,952	$ 11,941,401	$ 17,953,391	$ 20,145,942
Income (loss) from continuing operations	$ (1,656,934)	$ (1,792,020)	$ 1,307,951	$ 1,618,431
Gain (loss) from discontinued operations	--	(354,991)	--	91,960
Net income (loss) attributable to common stockholders	$ (1,656,934)	$ (2,147,011)	$ 1,307,951	$ 1,710,391
Earnings (loss) per common share:				
Basic				
Continuing operations	$ (0.07)	$ (0.06)	$ 0.04	$ 0.05
Discontinued operations	--	(0.01)	--	--
Earnings per common share	$ (0.07)	$ (0.07)	$ 0.04	$ 0.05
Diluted				
Continuing operations	$ (0.07)	$ (0.06)	$ 0.03	$ 0.04
Discontinued operations	--	(0.01)	--	--
Earnings per common share	$ (0.07)	$ (0.07)	$ 0.03	$ 0.04

(18) Subsequent Events

On March 21, 2005, the Company and the former Shaanxi shareholder entered into a financing agreement whereby the amount payable to the former shareholder for 55% of Shaanxi's working capital at the date of the acquisition (approximately $1,900,000) became subject to a note payable due March 31, 2006 with interest at 10% per annum.

As of March 2, 2005, the Company failed to deliver to the lender a compliance certificate and certain financial statements as of and for the period ended January 31, 2005 as required by its U.S. Facility. On March 30, 2005, the Company obtained a waiver of the breach of these covenants as well as an extension of the term of the agreement from January 31, 2006 to May 31, 2006. The Company incurred a fee of $50,000 in connection with this waiver. The lender also requires the Company to secure additional financing of $5,000,000 by April 30, 2005 or have availability under the U.S. Facility reduced by $250,000 and incur a fee of $100,000. Similar fees and reductions in availability will occur on each of May 31, 2005, June 30, 2005, September 30, 2005, January 31, 2006 and April 30, 2006. If the financing is received, the Company will incur fees of $100,000 and availability reductions of $250,000 on each of August 31, 2005, November 30, 2005 and February 28, 2005. In connection with the extension of the term of the loan agreement, the payoff of the leases referred to in note 8 have been modified from full payment on March 31, 2005 to $438,000 on March 31, 2005 and the remaining balance of $904,000 on April 30, 2005.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Stonepath Group, Inc.:

Under date of February 24, 2004, we reported on the consolidated balance sheet of Stonepath Group, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule as of and for the years ended December 31, 2003 and 2002, as listed in the accompanying index. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

Philadelphia, Pennsylvania
January 31, 2005

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

STONEPATH GROUP, INC. AND SUBSIDIARIES

Column A - Description	Column B - Balance at beginning of period	Column C - Additions (1) Charged to costs and expenses	Column C - Additions (2) Charged to other accounts - describe	Column D - Deductions - describe[(a)]	Column E - Balance at end of period
Allowance for doubtful accounts:					
Year ended December 31, 2004	$1,055,000	$1,838,000	$ --	$(1,340,000)	$1,553,000
Year ended December 31, 2003	$ 320,000	$ 771,000	$ --	$ (36,000)	$1,055,000
Year ended December 31, 2002	$ 167,000	$ 153,000	$ --	$ --	$ 320,000
Reserve for excess earn-out payments:					
Year ended December 31, 2004	$1,270,141	$3,075,190	$ --	$ --	$4,345,331
Year ended December 31, 2003	$ --	$1,270,141	$ --	$ --	$1,270,141

(a) Represents writeoff of uncollectible accounts receivable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on March 31, 2005.

STONEPATH GROUP, INC.

By: /s/ Jason Totah
Jason Totah (Chief Executive Officer)

By: /s/ Thomas L. Scully
Thomas L. Scully (Chief Financial Officer, Vice President and Controller)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report on Form 10-K has been signed by the following persons in the capacities indicated:

SIGNATURE	TITLE	DATE
/s/ Dennis L. Pelino Dennis L.Pelino	Chairman of the Board	March 31, 2005
/s/ J. Douglass Coates Douglass Coates	Director	March 31, 2005
/s/ John Springer John Springer	Director	March 31, 2005
/s/ David R. Jones David R. Jones	Director	March 31, 2005
/s/ Aloysius T. Lawn, IV Aloysius T. Lawn, IV	Director	March 31, 2005
/s/ Robert McCord Robert McCord	Director	March 31, 2005

Exhibit 12
STONEPATH GROUP, INC.
Computation of the Ratio of Earnings to Fixed Charges Calculation
Regulation S-K Item 503(d)

	Year Ended December 31, 2004
Earnings	
Pre-tax income (loss) from continuing operations before minority interests or income/(loss) from equity investees	$ (9,227,647)
Add: Fixed charges	3,875,740
Add: Amortization of capitalized interest --	--
Add: Distributed income of equity investees --	--
Add: Share of pre-tax losses of equity investees --	--
Less: Interest capitalized	(61,900)
Less: Preference security dividend requirements of consolidated subsidiaries --	--
Less: Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	(1,394,896)
Total Earnings	$ (6,808,703)
Fixed Charges	
Interest expensed and capitalized	701,391
Add: Amortized premiums, discounts and capitalized expenses related to indebtedness	155,005
Add: Estimate of the interest within rental expense (a)	3,019,344
Add: Preference security dividend requirements of consolidated subsidiaries (pre-tax) --	--
Total Fixed Charges	$ 3,875,740
Ratio of earnings to combined fixed charges and preference dividends	(1.76)
(a) Total rent expense	$ 9,149,528
Percentage	33%
Estimated interest portion of rent expense	$ 3,019,344

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We have issued our reports dated March 30, 2005, accompanying the consolidated financial statements and schedule, and management's assessment of internal control over financial reporting. Both reports are included in the Annual Report of Stonepath Group, Inc. and subsidiaries on Form 10-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Stonepath Group, Inc. and subsidiaries on Forms S-3 (File No. 333-112609, effective February 9, 2004; File No. 333-110231, effective November 4, 2003; File No. 333-108605, effective September 8, 2003; File No. 333-104228, effective April 1, 2003; File No. 333-91240, effective June 26, 2002; and File No. 333-64452, effective July 2, 2001), and the Registration Statements on Forms S-8 (File No. 333-113052, effective February 24, 2004; File No. 333-109249, effective September 29, 2003; File No. 333-103439, effective February 25, 2003; and File No. 333-74918, effective December 11, 2001).

/s/ GRANT THORNTON LLP

March 30, 2005

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Stonepath Group, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-3 (Nos. 333-64452, 333-91240, 333-104228, 333-108605, 333-110231 and 333-112609) and the registration statements on Form S-8 (Nos. 333-74918, 333-103439, 333-109249 and 333-113052) of Stonepath Group, Inc. of our report dated February 24, 2004, with respect to the consolidated balance sheet of Stonepath Group, Inc. and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the two-year period ended December 31, 2003, and our report dated January 31, 2005 with respect to the related financial statement schedule, which reports appear in the December 31, 2004 annual report on Form 10-K of Stonepath Group, Inc.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 31, 2005

EXHIBIT 31.1

CERTIFICATION

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Jason Totah, certify that:

1. I have reviewed this annual report on Form 10-K of Stonepath Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

(d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 31, 2005

By: /s/ Jason Totah
Jason Totah
Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Thomas L. Scully, certify that:

1. I have reviewed this annual report on Form 10-K of Stonepath Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

   (d) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 31, 2005

By: /s/ Thomas L. Scully
Thomas L. Scully
Chief Financial Officer, Vice President
and Controller

Exhibit 32.1

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Stonepath Group, Inc. (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the period ending December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2005

By: /s/ Jason Totah
Jason Totah
Chief Executive Officer

This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Stonepath Group, Inc. and will be retained by Stonepath Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION

Pursuant to 18 U.S.C. Section 1350, the undersigned officer of Stonepath Group, Inc. (the "Company") hereby certifies that the Company's Annual Report on Form 10-K for the period ending December 31, 2004 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2005

By: /s/ Thomas L. Scully
Thomas L. Scully
Chief Financial Officer, Vice President
and Controller

This certification is made solely for purposes of 18 U.S.C. Section 1350, subject to the knowledge standard set forth therein, and not for any other purpose. It is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required by Section 906 has been provided to Stonepath Group, Inc. and will be retained by Stonepath Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

CORPORATE DIRECTORY AND STOCKHOLDER INFORMATION

BOARD OF DIRECTORS

Dennis L. Pelino, Chairman of the Board
John Springer, Director of Global Operations for Nike Golf
J. Douglass Coates, Principal, Manalytics International, Inc.
Rob McCord, Managing Director, PA Early Stage
Aloysius T. Lawn, IV, EVP, General Counsel and Secretary of Talk America Holdings, Inc.
David Jones, President, DR Jones Financial, Inc.

CORPORATE OFFICERS

Dennis L. Pelino, Chairman of the Board
Jason Totah, Chief Executive Officer
Robert Arovas, President
Thomas L. Scully, Chief Financial Officer

CORPORATE HEADQUARTERS

1600 Market Street, Suite 1515
Philadelphia, PA 19103
Tel: 215-979-8370
Fax: 215-979-8399
Web: www.stonepath.com

AUDITORS

Grant Thornton, LLP

COUNSEL

Buchanan Ingersoll Professional Corporation

TRANSFER AGENT AND REGISTRAR

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, PA 19003
Tel: 610-649-7300

INQUIRIES

Investor information is available on our Web site at www.stonepath.com under the Investor Relations section. If you prefer, you may also write or call us:

JOHN BRINE
Senior Vice President, Marketing & Communications
280 East 10th Street, STE 2E
New York, NY 10009
johnbrine@stonepath.com
Tel: 212-254-8280